Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-121029

DATED January 28, 2005

PROSPECTUS

725,006 Shares

CHS Inc.

8% Cumulative Redeemable Preferred Stock

           We are issuing 725,006 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $19,995,665.48 of our “patrons’ equities” that have been outstanding for longer than 10 years and that are held by non-individual active members whose pro-rata share of the redemption amount is equal to or greater than $500, subject to the exceptions described below in “Plan of Distribution.” See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $27.58, which is the greater of $25.17 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.17 of accumulated dividends from and including January 1, 2005 to and including January 31, 2005) or the closing price for one share of the preferred stock on The NASDAQ National Market on January 24, 2005. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patrons’ equities. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

           Holders of the preferred stock are entitled to receive cash dividends at the rate of $2.00 per share per year. Dividends are payable quarterly in arrears when, as and if declared on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends payable on the preferred stock are cumulative. The preferred stock is subject to redemption and has the preferences described in this prospectus. The preferred stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

           The preferred stock is traded on The NASDAQ National Market under the trading symbol “CHSCP.” On January 24, 2005 the closing price of the preferred stock was $27.58 per share.

           Ownership of our preferred stock involves risks. See “Risk Factors” beginning on page 7.

           We expect to issue the preferred stock on or about January 31, 2005.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CHS Inc.

5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

The date of this prospectus is January 28, 2005.

ii

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is current as of the date on the front of this prospectus.

        References in this prospectus, and the documents incorporated by reference in this prospectus, to “CHS,” “CHS Cooperatives,” “Cenex Harvest States Cooperatives,” the “Company,” “we,” “our” and “us” refer to CHS Inc., a Minnesota cooperative, and its subsidiaries. We maintain a web site at http://www.chsinc.com. Information contained in our website does not constitute part of this prospectus.

        All references to “preferred stock” in this prospectus are to our 8% Cumulative Redeemable Preferred Stock unless the context requires otherwise.

PROSPECTUS SUMMARY

        The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference in it. This summary may not contain all of the information that is important to you and you should carefully consider all of the information that is important to you and you should consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under “Risk Factors” and elsewhere in this prospectus.

CHS Inc.

        CHS Inc. (CHS or the Company) is one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock which is listed on the NASDAQ National Market under the symbol CHSCP. We buy commodities from and provide products and services to our members and other customers, both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2004, our total revenues were $11.1 billion, and net income was $221.3 million.

        Our operations are organized into five business segments: Agronomy, Energy, Country Operations and Services, Grain Marketing and Processed Grains and Foods. Together these business segments create vertical integration to link producers with consumers. The first two segments, Agronomy and Energy, produce and provide for the wholesale distribution of crop production inputs. The third segment, Country Operations and Services, serves as the Company-owned retailer of a portion of these crop inputs and also serves as the first handler of a significant portion of the crops marketed and processed by us. The fourth segment, Grain Marketing, purchases and resells grains and oilseeds originated by the Country Operations and Services segment, by member cooperatives and also by third parties. The fifth business segment, Processed Grains and Foods, converts grains and oilseeds into value-added products.

        Only producers of agricultural products and associations of producers of agricultural products may be members of CHS. Our earnings derived from cooperative business are allocated to patrons based on the volume of business they do with us. We allocate these earnings to our members in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members, which are not allocated patronage are taxed at regular corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and we qualify for patronage refunds from them.

        The origins of CHS Inc. date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. Cenex Harvest States Cooperatives emerged as the result of the merger of the two entities in 1998. In August 2003 we changed our name to CHS Inc. We are headquartered in Inver Grove Heights, Minnesota. Our address is 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077. Our telephone number is (651) 355-6000.

Agronomy

        Through our Agronomy business segment, we are engaged in the manufacture of crop nutrients and the wholesale distribution of crop nutrients and crop protection products. We conduct our agronomy operations primarily through two investments — a 20% cooperative ownership interest in CF Industries,

Inc. (CF Industries) and, effective May 1, 2004, a 50% ownership interest in Agriliance, LLC (Agriliance). CF Industries manufactures crop nutrient products, particularly nitrogen and phosphate fertilizers, and is one of the largest suppliers to Agriliance. Agriliance is one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based on sales. Our minority ownership interest in CF Industries and 50% ownership interest in Agriliance are treated as investments, and, therefore, those entities’ revenues and expenses are not reflected in our operating results. Our interest in CF Industries is treated as a cost method investment and our interest in Agriliance is treated as an equity method investment. CF Industries and Agriliance each have their own line of financing, without recourse to CHS.

Energy

        We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel, and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy business segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which CHS has an approximately 74.5% ownership interest) and sells those products under the Cenex brand to member cooperatives and others through a network of approximately 1,600 independent retail sites, including approximately 800 that operate Cenex/Ampride convenience stores.

Country Operations and Services

        Our Country Operations and Services business segment purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies, programs for crop and livestock production, hedging and insurance services, and agricultural operations financing. Country Operations and Services operates at 289 locations dispersed throughout Minnesota, North Dakota, South Dakota, Nebraska, Montana, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

Grain Marketing

        We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling about 1.1 billion bushels annually. During fiscal year 2004, we purchased approximately 69% of our total grain volumes from individual and cooperative association members and the Country Operations and Services business segment, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to Company-owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conducts our Grain Marketing operations directly, but do conduct some of our business through two 50% owned joint ventures.

Processed Grain and Foods

        The Processed Grains and Foods business segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by member producers. These areas are oilseed processing, wheat milling and foods.

The Issuance

        We are issuing 725,006 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $19,995,665.48 of our “patrons’ equities” that have been outstanding for longer than 10 years and that are held by non-individual active members whose pro rata share of the redemption amount is equal to or greater than $500, subject to the exceptions described below in “Plan of Distribution.” See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $27.58, which is the greater of $25.17 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.17 of accumulated dividends from and including January 1, 2005 to and including January 31, 2005) or the closing price for one share of the preferred stock on The NASDAQ National Market on January 24, 2005. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patrons’ equities. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

Terms of the Preferred Stock

Dividends	Holders of the preferred stock are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our board of directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday.

Liquidation Rights	In the event of our liquidation, holders of the preferred stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the preferred stock.

Rank	As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

• any patronage refund;
• any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and
• our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock, rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Redemption at our Option	We may not redeem the preferred stock prior to February 1, 2008. On or after that date we may, at our option, redeem the preferred stock, in whole or from time to time in part, for cash at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption.

Redemption at the Holder’s Option	In the event of a change in control initiated by our board of directors, holders of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of preferred stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. “Change in control” is defined in “Description of the Preferred Stock-Redemption at the Holder’s Option.”

No Exchange or Conversion Rights, No Sinking Fund	The preferred stock is not exchangeable for or convertible into shares of any other shares of our capital stock or any other securities or property. The preferred stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights	Holders of the preferred stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding preferred stock will be required to approve:

• any amendment to our articles of incorporation or the resolutions establishing the terms of the preferred stock if the amendment adversely affects the rights or preferences of the preferred stock; or
• the creation of any class or series of equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS.

No Preemptive Rights	Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Trading	The preferred stock is listed on The NASDAQ National Market under the symbol “CHSCP”.

Comparison of Rights	Holders of the preferred stock have different rights from those of holders of patrons’ equities. See “Comparison of Rights of Holders of Patrons’ Equities and Rights of Holders of Preferred Stock.”

Risk Factors	Ownership of our preferred stock involves risks. See “Risk Factors” beginning on page 7.

Summary Consolidated Financial Data

        The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial information for August 31, 2004, 2003 and 2002 and for the three months ended November 30, 2004 and 2003 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Consolidated Financial Data

	Three Months
	Ended November 30,				Years Ended August 31,

	2004		2003		2004		2003		2002		2001		2000

	(Unaudited)		(Unaudited)
					(dollars in thousands)
Income Statement Data:
Revenues:
Net sales	$2,937,248		$2,489,344		$10,909,333		$9,270,734		$7,156,454		$7,464,242		$8,248,413
Other revenues	44,524		33,033		141,303		122,578		107,351		117,378		102,965

	2,981,772		2,522,377		11,050,636		9,393,312		7,263,805		7,581,620		8,351,378
Cost of goods sold	2,872,733		2,416,713		10,604,245		9,060,555		6,940,050		7,177,135		8,051,057
Marketing, general and administrative	47,916		45,836		208,284		183,757		182,175		183,491		155,266

Operating earnings	61,123		59,828		238,107		149,000		141,580		220,994		145,055
Gain on sale of investment					(14,666)
Gain on legal settlements			(287)		(692)		(10,867)		(2,970)
Interest	11,594		11,540		51,625		48,675		42,455		61,436		57,566
Equity income from investments	(16,683)		(13,707)		(79,022)		(47,299)		(58,133)		(28,494)		(28,325)
Loss on impairment of investment	35,000
Minority interests	8,189		3,922		33,830		21,950		15,390		35,098		24,546

Income before income taxes	23,023		58,360		247,032		136,541		144,838		152,954		91,268
Income taxes	5,027		7,621		25,700		12,700		18,700		(25,600)		3,880

Net income	$17,996		$50,739		$221,332		$123,841		$126,138		$178,554		$87,388

Balance Sheet Data:
Working capital	$616,916		$489,333		$493,440		$458,738		$249,115		$305,280		$214,223
Net property, plant and equipment	1,283,033		1,135,351		1,249,655		1,122,982		1,057,421		1,023,872		1,034,768
Total assets	4,176,898		4,156,283		4,031,292		3,807,968		3,481,727		3,057,319		3,172,680
Long-term debt, including current maturities	802,468		659,624		683,818		663,173		572,124		559,997		510,500
Total equities	1,624,193		1,516,134		1,628,086		1,481,711		1,289,638		1,261,153		1,164,426
Ratio of earnings to fixed charges and preferred dividends(1)	2.9	x	5.2	x	3.9	x	3.0	x	3.4	x	3.4	x	2.6	x

(1)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of earnings before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

RISK FACTORS

        You should be aware that ownership of our preferred stock involves risks. In consultation with your own financial and legal advisers, you should carefully consider the following discussion of risks that we believe to be significant, together with the other information contained or incorporated by reference in this prospectus, including the section entitled “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and the notes to them. The value of any preferred stock that you own may decline and you could lose the entire value of your preferred stock.

Risks Related to our Operations

        OUR REVENUES AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY CHANGES IN COMMODITY PRICES. Our revenues and earnings are affected by market prices for commodities such as crude oil, natural gas, grain, oilseeds, and flour. Commodity prices generally are affected by a wide range of factors beyond our control, including weather, disease, insect damage, drought, the availability and adequacy of supply, government regulation and policies, and general political and economic conditions. We are also exposed to fluctuating commodity prices as the result of our inventories of commodities, typically grain and petroleum products, and purchase and sale contracts at fixed or partially fixed prices. At any time, our inventory levels and unfulfilled fixed or partially fixed price contract obligations may be substantial. Increases in market prices for commodities that we purchase without a corresponding increase in the prices of our products or our sales volume or a decrease in our other operating expenses could reduce our revenues and net income.

        In our energy operations, profitability depends largely on the margin between the cost of crude oil that we refine and the selling prices that we obtain for our refined products. Prices for both crude oil and for gasoline, diesel fuel and other refined petroleum products fluctuate widely. Factors influencing these prices, many of which are beyond our control, include:

•	levels of worldwide and domestic supplies;

•	capacities of domestic and foreign refineries;

•	the ability of the members of OPEC to agree to and maintain oil price and production controls, and the price and level of foreign imports;

•	political instability or armed conflict in oil-producing regions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity; and

•	domestic and foreign governmental regulations and taxes.

        The long-term effects of these and other conditions on the prices of crude oil and refined petroleum products are uncertain and ever-changing. Accordingly, we expect our margins on and the profitability of our energy business to fluctuate, possibly significantly, over time.

        OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF OUR MEMBERS WERE TO DO BUSINESS WITH OTHERS RATHER THAN WITH US. We do not have an exclusive relationship with our members and our members are not obligated to supply us with their products or purchase products from us. Our members often have a variety of distribution outlets and product sources available to them. If our members were to sell their products to other purchasers or purchase products from other sellers, our revenues would decline and our results of operations could be adversely affected.

        WE PARTICIPATE IN HIGHLY COMPETITIVE BUSINESS MARKETS IN WHICH WE MAY NOT BE ABLE TO CONTINUE TO COMPETE SUCCESSFULLY. We operate in several highly competitive business segments and our competitors may succeed in developing new or enhanced products that are better than ours, and may be more successful in marketing and selling their products than we are with ours. Competitive factors include price, service level, proximity to markets, product quality and marketing. In some of our business segments, such as Energy, we compete with companies that are larger, better known and have greater marketing, financial, personnel and other resources. As a result, we may not be able to continue to compete successfully with our competitors.

        CHANGES IN FEDERAL INCOME TAX LAWS OR IN OUR TAX STATUS COULD INCREASE OUR TAX LIABILITY AND REDUCE OUR NET INCOME. Current federal income tax laws, regulations and interpretations regarding the taxation of cooperatives, which allow us to exclude income generated through business with or for a member (patronage income) from our taxable income, could be changed. If this occurred, or if in the future we were not eligible to be taxed as a cooperative, our tax liability would significantly increase and our net income significantly decrease.

        WE INCUR SIGNIFICANT COSTS IN COMPLYING WITH APPLICABLE LAWS AND REGULATIONS. ANY FAILURE TO MAKE THE CAPITAL INVESTMENTS NECESSARY TO COMPLY WITH THESE LAWS AND REGULATIONS COULD EXPOSE US TO FINANCIAL LIABILITY. We are subject to numerous federal, state and local provisions regulating our business and operations and we incur and expect to incur significant capital and operating expenses to comply with these laws and regulations. We may be unable to pass on those expenses to customers without experiencing volume and margin losses. For example, capital expenditures for upgrading our refineries, largely to comply with regulations requiring the reduction of sulfur levels in refined petroleum products, are expected to be approximately $87.0 million for our Laurel, Montana refinery and $311.0 million for the National Cooperative Refinery Association’s (NCRA) McPherson, Kansas refinery, of which $66.5 million had been spent at the Laurel refinery and $156.3 million had been spent by NCRA at the McPherson refinery as of November 30, 2004. We expect all of these compliance capital expenditures at the refineries to be completed by December 31, 2005, and anticipate funding these projects with a combination of cash flows from operations and debt proceeds.

        We establish reserves for the future cost of meeting known compliance obligations, such as remediation of identified environmental issues. However, these reserves may prove inadequate to meet our actual liability. Moreover, amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of currently unknown compliance issues may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. Furthermore, our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies including fines and injunctions, and recalls of our products.

        ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR RESULTS AND FINANCIAL CONDITION. Many of our current and former facilities have been in operation for many years and, over that time, we and other operators of those facilities have generated, used, stored and disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws, including chemicals and fuels stored in underground and above-ground tanks. Any past or future actions in violation of applicable environmental laws could subject us to administrative penalties, fines and injunctions. Moreover, future or unknown past releases of hazardous substances could subject us to private lawsuits claiming damages and to adverse publicity.

        ACTUAL OR PERCEIVED QUALITY, SAFETY OR HEALTH RISKS ASSOCIATED WITH OUR PRODUCTS COULD SUBJECT US TO LIABILITY AND DAMAGE OUR BUSINESS AND REPUTATION. If any of our food or feed products became adulterated or misbranded, we would need to recall those items and could experience product liability claims if consumers were injured as a result. A widespread product recall or a significant product liability judgment could cause our products to be unavailable for a period of time or a loss of consumer confidence in our products. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. In addition, general public perceptions regarding the quality, safety or health risks associated with particular food or feed products, such as the concern regarding genetically modified crops, could reduce demand and prices for some of the products associated with our businesses. To the extent that consumer preferences evolve away from products that our members or we produce for health or other reasons, such as the growing demand for organic food products, and we are unable to develop products that satisfy new consumer preferences, there will be a decreased demand for our products.

        OUR OPERATIONS ARE SUBJECT TO BUSINESS INTERRUPTIONS AND CASUALTY LOSSES; WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES. Our operations are subject to business interruptions due to unanticipated events such as explosions, fires, pipeline interruptions, transportation delays, equipment failures, crude oil or refined product spills, inclement weather and labor disputes. For example:

•	our oil refineries and other facilities are potential targets for terrorist attacks that could halt or discontinue production;

•	our inability to negotiate acceptable contracts with unionized workers in our operations could result in strikes or work stoppages; and

•	the significant inventories that we carry could be damaged or destroyed by catastrophic events, extreme weather conditions or contamination.

        We maintain insurance against many, but not all, potential losses or liabilities arising from these operating hazards, but uninsured losses or losses above our coverage limits are possible. Uninsured losses and liabilities arising from operating hazards could have a material adverse effect on our financial position or results of operations.

        OUR COOPERATIVE STRUCTURE LIMITS OUR ABILITY TO ACCESS EQUITY CAPITAL. As a cooperative, we may not sell common equity in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% of any preferred stock that we may issue. These limitations restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

        CONSOLIDATION AMONG THE PRODUCERS OF PRODUCTS WE PURCHASE AND CUSTOMERS FOR PRODUCTS WE SELL COULD ADVERSELY AFFECT OUR REVENUES AND OPERATING RESULTS. Consolidation has occurred among the producers of products we purchase, including crude oil and grain, and it is likely to continue in the future. Consolidation could increase the price of these products and allow suppliers to negotiate pricing and other contract terms that are less favorable to us. Consolidation also may increase the competition among consumers of these products to enter into supply relationships with a smaller number of producers resulting in potentially higher prices for the products we purchase.

        Consolidation among purchasers of our products and in wholesale and retail distribution channels has resulted in a smaller customer base for our products and intensified the competition for these customers. For example, ongoing consolidation among distributors and brokers of food products and food retailers has altered the buying patterns of these businesses, as they have increasingly elected to work with product suppliers who can meet their needs nationwide rather than just regionally or locally. If these distributors, brokers, and retailers elect not to purchase our products, our sales volumes, revenues, and profitability could be significantly reduced.

        IF OUR CUSTOMERS CHOSE ALTERNATIVES TO OUR REFINED PETROLEUM PRODUCTS OUR REVENUES AND PROFITS MAY DECLINE. Numerous alternative energy sources currently under development could serve as alternatives to our gasoline, diesel fuel and other refined petroleum products. If any of these alternative products become more economically viable or preferable to our products for environmental or other reasons, demand for our energy products would decline. Demand for our gasoline, diesel fuel and other refined petroleum products also could be adversely affected by increased fuel efficiencies.

        OUR AGRONOMY BUSINESS IS DEPRESSED AND COULD CONTINUE TO UNDERPERFORM IN THE FUTURE. Demand for agronomy products in general has been adversely affected in recent years by drought and poor weather conditions, idle acreage and development of insect and disease-resistant crops. These factors could cause Agriliance, LLC, an agronomy marketing and distribution venture in which we have a 50% interest, to be unable to operate at profitable margins. In addition, these and other factors, including fluctuations in the price of natural gas and other raw materials, an increase in recent years in domestic and foreign production of fertilizer, and intense competition within the industry, in particular from lower-cost foreign producers, have created particular pressure on producers of fertilizers. As a result, CF Industries, Inc., a fertilizer manufacturer in which we hold a minority cooperative interest, has suffered significant losses in recent years as it has incurred increased prices for raw materials and manufacturing costs for those materials, but has been unable to pass those increased costs on to its customers.

        TECHNOLOGICAL IMPROVEMENTS IN AGRICULTURE COULD DECREASE THE DEMAND FOR OUR AGRONOMY AND ENERGY PRODUCTS. Technological advances in agriculture could decrease the demand for crop nutrients, energy and other crop input products and services that we provide. Genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could affect the demand for our crop nutrients and crop protection products. Demand for fuel that we sell could decline as technology allows for more efficient usage of equipment.

        WE OPERATE SOME OF OUR BUSINESS THROUGH JOINT VENTURES IN WHICH OUR RIGHTS TO CONTROL BUSINESS DECISIONS ARE LIMITED. Several parts of our business, including in particular, our agronomy business segment and portions of our grain marketing, wheat milling and foods businesses, are operated through joint ventures with third parties. By operating a business through a joint venture, we have less control over business decisions than we have in our wholly-owned or majority-owned businesses. In particular, we generally cannot act on major business initiatives in our joint ventures without the consent of the other party or parties in those ventures.

Risks Related to the Preferred Stock

        THE PREFERRED STOCK MAY NOT CONTINUE TO QUALIFY FOR LISTING ON THE NASDAQ NATIONAL MARKET. Although the preferred stock is listed on The NASDAQ National Market, it may not continue to qualify for listing. For example, we may be unable to satisfy the requirements regarding “independent” directors as now or subsequently in effect. If our preferred stock were delisted, the liquidity of the market for the preferred stock could be reduced, possibly significantly.

        THE TRADING MARKET FOR THE PREFERRED STOCK MAY NOT BE MAINTAINED, WHICH MAY LIMIT YOUR ABILITY TO RESELL YOUR SHARES. The trading market for the preferred stock may not be maintained or provide any significant liquidity. If you decide to sell your preferred stock there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all.

        IF YOU ARE ABLE TO RESELL YOUR PREFERRED STOCK, MANY FACTORS MAY AFFECT THE PRICE YOU RECEIVE, WHICH MAY BE LOWER THAN YOU BELIEVE TO BE APPROPRIATE. As with other publicly traded securities, many factors could affect the market price of our preferred stock. In addition to those factors relating to CHS and the preferred stock described elsewhere in this “Risk Factors” section and elsewhere in this prospectus, the market price of our preferred stock could be affected by conditions in and perceptions of agricultural and energy markets and companies and also by broader, general market, political and economic conditions.

Furthermore, U.S. stock markets have experienced price and volume volatility that has affected many companies’ stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our preferred stock. As a result of these factors, you may only be able to sell your preferred stock at prices below those you believe to be appropriate. The trading price for the preferred stock may at any time be less than its issue price pursuant to this prospectus or its liquidation value.

        ISSUANCES OF SUBSTANTIAL AMOUNTS OF PREFERRED STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR PREFERRED STOCK. From time to time in the future we expect to again issue shares of preferred stock to our members in redemption of a portion of their patrons’ equities or other equity securities and may do so as frequently as annually. We expect these shares to be freely tradeable upon issuance to our members, and some or all members who receive preferred stock may seek to sell their shares in the public market. Furthermore, from time to time we may sell additional shares of preferred stock to the public. Future issuances or sales of our preferred stock or the availability of our preferred stock for sale may adversely affect the market price for our preferred stock or our ability to raise capital by offering equity securities.

        THE TERMS OF THE PREFERRED STOCK ARE FIXED AND CHANGES IN MARKET CONDITIONS, INCLUDING MARKET INTEREST RATES, MAY DECREASE THE MARKET PRICE FOR THE PREFERRED STOCK. The terms of the preferred stock, such as the 8% dividend rate, the amount of the liquidation preference and the redemption terms, are fixed and will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities. It also means that an increase in market interest rates is likely to decrease the market price for the preferred stock.

        YOU WILL HAVE LIMITED VOTING RIGHTS. As a holder of the preferred stock, you will be entitled to vote only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the preferred stock if the amendment, alteration or repeal would adversely affect the rights or preferences of the preferred stock or that would create a series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions, and other amendments to our articles of incorporation that would not adversely affect the rights and preferences of the preferred stock.

        PAYMENT OF DIVIDENDS ON THE PREFERRED STOCK IS NOT GUARANTEED. Although dividends on the preferred stock accumulate, our board of directors must approve the actual payment of those dividends. Our board of directors can elect at any time or from time to time, and for an indefinite duration, not to pay the accumulated dividends. Our board of directors could do so for any reason, including the following:

•	unanticipated cash requirements;
•	the need to make payments on our indebtedness;
•	concluding that the payment of dividends would cause us to breach the terms of any agreement, such as financial ratio covenants; or
•	determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

        WE CAN REDEEM THE PREFERRED STOCK AT OUR DISCRETION, WHICH REDEMPTION MAY BE AT A PRICE LESS THAN ITS MARKET PRICE AND MAY LIMIT THE TRADING PRICE FOR THE PREFERRED STOCK. We have the option of redeeming your shares at any time on or after February 1, 2008 for $25.00 per share plus any accumulated and unpaid dividends. If we redeem your shares, the redemption price may be less than the price you might receive if you were to sell your shares in the open market. In addition, the fact that the shares are redeemable may limit the price at which they trade.

        THE AMOUNT OF YOUR LIQUIDATION PREFERENCE OR REDEMPTION PAYMENT IS FIXED AND YOU WILL HAVE NO RIGHT TO RECEIVE ANY GREATER PAYMENT REGARDLESS OF THE CIRCUMSTANCES. The payment due upon a liquidation or redemption is fixed at $25.00 per share plus accumulated and unpaid dividends. If we have value remaining after payment of this amount, you will have no right to participate in that value. If the market price for our preferred stock is greater than the redemption price, you will have no right to receive the market price from us upon liquidation or redemption.

        YOUR LIQUIDATION RIGHTS WILL BE SUBORDINATE TO THOSE OF HOLDERS OF OUR INDEBTEDNESS AND OF ANY SENIOR EQUITY SECURITIES WE HAVE ISSUED OR MAY ISSUE IN THE FUTURE AND MAY BE SUBJECT TO THE EQUAL RIGHTS OF OTHER EQUITY SECURITIES. There are no restrictions in the terms of the preferred stock on our ability to incur indebtedness. We can also, with the consent of two-thirds of the outstanding preferred stock, issue preferred equity securities that are senior with respect to liquidation payments to the preferred stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our preferred stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank on a parity with the preferred stock as to liquidation preferences and any amounts remaining after the payment of senior securities would be split equally among all holders of those securities, which might result in your receiving less than the full amount due you.

USE OF PROCEEDS

        The 725,006 shares of preferred stock that are being issued pursuant to this prospectus and the registration statement of which it is a part are being issued to redeem $19,995,665.48 of our “patrons’ equities” that have been outstanding for longer than 10 years and that are held by non-individual active members whose pro rata portion of the total amount of patrons’ equities to be redeemed is equal to or greater than $500, subject to the exceptions described below in “Plan of Distribution”. See “Membership and Authorized Capital — Patrons’ Equities” for a discussion of patrons’ equities and our redemption of them. There will not be any cash proceeds from the issuance of preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities we will make the cash that we would otherwise have used to redeem those patrons’ equities available for working capital purposes.

BUSINESS

        We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock which is listed on the NASDAQ National Market under the symbol CHSCP. We buy commodities from and provide products and services to our members and other customers, both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2004, our total revenues were $11.1 billion, and net income was $221.3 million.

        Our operations are organized into five business segments: Agronomy, Energy, Country Operations and Services, Grain Marketing and Processed Grains and Foods. Together these business segments create vertical integration to link producers with consumers. The first two segments, Agronomy and Energy, produce and provide for the wholesale distribution of crop production inputs. The third segment, Country Operations and Services, serves as the Company-owned retailer of a portion of these crop inputs and also serves as the first handler of a significant portion of the crops marketed and processed by us. The fourth segment, Grain Marketing, purchases and resells grains and oilseeds originated by the Country Operations and Services segment, by member cooperatives and also by third parties. The fifth business segment, Processed Grains and Foods, converts grains and oilseeds into value-added products.

        Only producers of agricultural products and associations of producers of agricultural products may be members of CHS. Our earnings derived from cooperative business are allocated to patrons based on the volume of business they do with us. We allocate these earnings to our members in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities, which may be redeemed over time. Earnings derived from non-members, which are not allocated patronage are taxed at regular corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and we qualify for patronage refunds from them.

        Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS emerged as the result of the merger of the two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota. In August 2003, we changed our name from Cenex Harvest States Cooperatives to CHS Inc.

        The international sales information and segment information in Notes 2 and 11 to the consolidated financial statements are incorporated by reference into the following business segment descriptions.

        The business segment financial information presented below does not represent the results that would have been obtained had the relevant business segment been operated as an independent business.

AGRONOMY

Overview

        Through the Agronomy business segment, we are engaged in the manufacture of crop nutrients and the wholesale distribution of crop nutrients and crop protection products. We conduct our agronomy operations primarily through two investments — a 20% cooperative ownership interest in CF Industries, Inc. (CF Industries) and, effective May 1, 2004, a 50% ownership interest in Agriliance, LLC (Agriliance). CF Industries manufactures crop nutrient products, particularly nitrogen and phosphate fertilizers, and is one of the largest suppliers to Agriliance. Agriliance is one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based on sales.

        There is significant seasonality in the sale of crop nutrients and crop protection products and services, with peak activity coinciding with the planting and input seasons.

        Our minority ownership interest in CF Industries and 50% ownership interest in Agriliance are treated as investments, and therefore, those entities’ revenues and expenses are not reflected in our operating results. Our interest in CF Industries is treated as a cost method investment and our interest in Agriliance is treated as an equity method investment. CF Industries and Agriliance each have their own line of financing, without recourse to the CHS.

Operations

        CF Industries. CF Industries is an interregional agricultural cooperative involved in the manufacturing of crop nutrient products. It is one of North America’s largest producers of nitrogen and phosphate fertilizers. Through its members, CF Industries’ nitrogen and phosphate fertilizer products reach farmers and ranchers in 48 states and two Canadian provinces. CF Industries conducts its operations primarily from the following facilities:

•	a nitrogen manufacturing and processing facility at Donaldsonville, Louisiana;

•	a phosphate mine and phosphate fertilizer plant in central Florida; and

•	a 66% ownership interest in a nitrogen fertilizer manufacturing and processing facility in Alberta, Canada.

        Agriliance. Agriliance is one of the nation’s largest wholesale distributors of crop nutrients (fertilizers) and crop protection products (insecticides, fungicides and pesticides) based on sales, accounting for an estimated 17% of the U.S. market for crop nutrients and approximately 24% of the U.S. market for crop protection products. As a wholesale distributor, Agriliance has warehouse, distribution and service facilities located throughout the country. Agriliance also owns and operates retail agricultural units primarily in the southern United States. In addition, Agriliance blends and packages crop protection products under the Agri Solutions brand. Agriliance purchased approximately 34% of its fertilizer from CF Industries during fiscal year 2004, and its other suppliers include IMC, PCS, PIC and Koch. Most of Agriliance’s crop protection products are purchased from Monsanto, Syngenta, Dow, Bayer, Dupont and BASF.

        Agriliance was formed in 2000 when CHS, Farmland Industries Inc. (Farmland) and Land O’Lakes, Inc. (Land O’Lakes) contributed their respective agronomy businesses to the new company in consideration for ownership interests in the venture. We hold our interests in Agriliance through United Country Brands, LLC (UCB), a wholly-owned holding company.

        In April 2003, we acquired a 13.1% additional economic interest in the crop protection products business of Agriliance (the “CPP Business”) for a cash payment of $34.3 million. After the transaction, the economic interests in Agriliance were owned 50% by Land O’Lakes, 25% plus an additional 13.1% of the CPP Business by us and 25% less 13.1% of the CPP Business by Farmland. The ownership or governance interests in Agriliance did not change with the purchase of this additional economic interest. Agriliance’s earnings were split among the members based upon the respective economic interests of each member.

        On April 30, 2004, we purchased all of Farmland’s remaining interests in Agriliance and UCB for $27.5 million in cash. We now own 50% of the economic and governance interests in Agriliance. We continue to account for the investment using the equity method of accounting.

Products and Services

        CF Industries manufactures crop nutrient products, primarily nitrogen and phosphate fertilizers and potash. Agriliance wholesales and retails crop nutrient products and crop protection products that include insecticides, fungicides, and pesticides. In addition, Agriliance blends and packages 7% of the products it sells under the Agri Solutions brand. Agriliance also provides field and technical services, including soil testing, adjuvant and herbicide formulation, application and related services.

Sales and Marketing; Customers

        CF Industries sells its crop nutrient products to large agricultural cooperatives and distributors. Its largest customers are Land O’Lakes, CHS and seven other regional cooperatives that wholesale the products to their members. Agriliance distributes agronomy products through approximately 2,200 local cooperatives from Ohio to the West Coast and from the Canadian border south to Kansas. Agriliance also provides sales and services through 48 Agriliance Service Centers and other retail outlets. Agriliance’s largest customer is the Company’s Country Operations and Services business segment. In 2004, Agriliance sold approximately $1.2 billion of crop nutrient products and approximately $2.3 billion of crop protection and other products.

Industry; Competition

        Regulation. The Agronomy business segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject CF Industries, Agriliance or CHS to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that CF Industries and Agriliance are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

        CF Industries. North American fertilizer producers operate in a highly competitive, global industry. Commercial fertilizers are world-traded commodities and producers compete principally on the basis of price and service. Many of the raw materials that are used in fertilizer production, such as natural gas, are often more expensive in the U.S. than other parts of the world. Crop nutrient margins and earnings have historically been cyclical; large profits generated throughout the mid-1990’s attracted additional capital and expansion and the industry now suffers from excess capacity. These factors have produced depressed margins for North American fertilizer manufacturers over the past several years, although recently fertilizer margins have stabilized.

        CF Industries competes with numerous domestic and international crop nutrient manufacturers.

        Agriliance. The wholesale and retail distribution of agronomy products is highly competitive and dependent upon relationships with agricultural producers, local cooperatives and growers, proximity to producers and local cooperatives and competitive pricing. Moreover, the crop protection products industry is mature with slow growth predicted for the future, which has led distributors and suppliers to turn to consolidation and strategic partnerships to benefit from economies of scale and increased market share. Agriliance competes with other large agronomy distributors, as well as other regional or local distributors and retailers. Agriliance competes on the strength of its relationships with the members of CHS and members of Land O’Lakes, its purchasing power and competitive pricing, and its attention to service in the field.

        Major competitors of Agriliance in crop nutrient distribution include Agrium, The Mosaic Company, Koch, UAP and United Suppliers. Major competitors of Agriliance in crop protection products distribution include Helena, UAP, Tenkoz and numerous smaller distribution companies.

Summary Operating Results

        We account for our Agronomy business segment as follows:

        CF Industries. Our investment in CF Industries of $153 million on August 31, 2004 is carried on the balance sheet at cost, including allocated qualified patronage. Since CF Industries is a cooperative, we recognize income from the investment only if we receive qualified patronage refunds. In each of the years 1998 through 2003, CF Industries generated operating losses, none of which were allocated to its owners. Historically, crop nutrients manufacturing earnings have been cyclical in nature. CHS management has performed the appropriate impairment tests of this investment, and based upon those tests, believes that fair market value exceeds its carrying value. We will continue to perform impairment tests annually, including reviewing operating results, or as circumstances dictate, which could result in an impairment to our CF Industries investment.

        Agriliance. At August 31, 2004 our equity investment in Agriliance was $167.6 million. We recognize earnings from Agriliance using the equity method of accounting, which results in us including our ownership percentage of Agriliance’s net earnings as equity income from investments. We apply related internal expenses against those earnings.

        Summary operating results and identifiable assets for the Agronomy business segment for the fiscal years ended August 31, 2004, 2003 and 2002 are shown below:

	2004	2003	2002

	(dollars in thousands)
Revenues:
Net sales
Other revenues	$(15)	$(84)	$(89)

	(15)	(84)	(89)
Cost of goods sold
Marketing, general and administrative	8,482	8,138	8,957

Operating losses	(8,497)	(8,222)	(9,046)
Interest	(352)	(974)	(1,403)
Equity income from investments	(35,725)	(20,773)	(13,425)

Income before income taxes	$27,580	$13,525	$5,782

Total identifiable assets — August 31	$327,448	$285,906	$242,015

ENERGY

Overview

        We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing and distribution of refined fuels (gasoline, diesel, and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. The Energy business segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximately 74.5% ownership interest) and sells those products under the Cenex brand to member cooperatives and others through a network of approximately 1,600 independent retail sites, including approximately 800 that operate Cenex/ Ampride convenience stores.

Operations

        Laurel Refinery. Our Laurel, Montana refinery processes medium and high sulfur crude oil into refined petroleum products that primarily include gasoline, diesel, and asphalt. The Laurel refinery sources approximately 90% of its crude oil supply from Canada, with the balance obtained from domestic sources. Laurel has access to Canadian and northwest Montana crude through our wholly-owned Front Range Pipeline, LLC and other common carrier pipelines. The Laurel refinery also has access to Wyoming crude via common carrier pipelines from the south.

        The Laurel facility processes approximately 55,000 barrels of crude oil per day to produce refined products that consist of approximately 42% gasoline, 30% diesel and other distillates and 28% asphalt and other residual products. Refined fuels produced at Laurel, Montana are available via the Yellowstone Pipeline to western Montana terminals and to Spokane and Moses Lake, Washington, south via common carrier pipelines to Wyoming terminals and Denver, Colorado, and east via our wholly-owned Cenex Pipeline, LLC to Glendive, Montana, and Minot and Fargo, North Dakota.

        McPherson Refinery. The McPherson, Kansas refinery is owned and operated by the National Cooperative Refinery Association (NCRA), of which we own approximately 74.5%. The McPherson refinery processes low and medium sulfur crude oil into gasoline, diesel and other distillates, propane, and other products. McPherson sources approximately 95% of its crude oil from Kansas, Oklahoma, and Texas through NCRA-owned and common carrier pipelines.

        The McPherson refinery processes approximately 80,000 barrels of crude oil per day to produce refined products that consist of approximately 57% gasoline, 34% diesel and other distillates, and 9% propane and other products. Approximately 90% of the refined fuels are shipped via NCRA’s proprietary products pipeline to its terminal in Council Bluffs, Iowa and to other markets via common carrier pipelines. The remaining refined fuel products are loaded into trucks at the refinery.

        Other Energy Operations. We own and operate a propane terminal, four asphalt terminals and three lubricants blending and packaging facilities. We also own and lease a fleet of liquid and pressure trailers and tractors, which are used to transport refined fuels, propane, anhydrous ammonia and other products.

Products and Services

        The Energy business segment produces and sells (primarily wholesale) gasoline, diesel, propane, asphalt, lubricants, and other related products and provides transportation services. It obtains the petroleum products that it sells both from the Laurel and McPherson refineries and from third parties.

Sales and Marketing; Customers

        We make approximately 70% of our refined fuel sales to members, with the balance sold to non-members. Sales are made wholesale to member cooperatives and through a network of independent retailers that operate convenience stores under the Cenex/ Ampride tradename. We sold approximately 1.4 billion gallons of gasoline and approximately 1.3 billion gallons of diesel fuel in fiscal year 2004. We also blend, package and wholesale auto and farm machinery lubricants to both members and non-members. In fiscal year 2004, energy operations sold approximately 21 million gallons of lube oil. We are one of the nation’s largest propane wholesalers based on revenues. In fiscal year 2004, energy operations sold approximately 766 million gallons of propane. Most of the propane sold in rural areas is for heating and agricultural usage. Annual sales volumes of propane vary greatly depending on weather patterns and crop conditions.

Industry; Competition

        Regulation. Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on the Company’s Energy business segment. The Energy business segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject us (and, in the case of the McPherson refinery, NCRA) to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we and NCRA are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on capital expenditures, earnings or competitive position of either CHS or NCRA.

        Like many other refineries, the Energy business segment’s refineries are currently focusing their capital spending on reducing pollution. In particular, these refineries are currently working to comply with the Environmental Protection Agency low sulfur fuel regulations required by 2006, which are intended to lower the sulfur content of gasoline and diesel. We currently expect that the cost of compliance will be approximately $87.0 million for our Laurel, Montana refinery and $311.0 million for NCRA’s McPherson, Kansas refinery, of which $66.5 million had been spent at the Laurel refinery and $156.3 million had been spent by NCRA at the McPherson refinery as of November 30, 2004. We expect all of these compliance capital expenditures at the refineries to be complete by December 31, 2005, and anticipate funding these projects with a combination of cash flows from operations and debt proceeds.

        The energy business is highly cyclical. Demand for crude oil and energy products are driven by the condition of local and worldwide economies, local and regional weather patterns and taxation relative to other energy sources which can significantly affect the price of refined fuels products. Most of our energy product market is located in rural areas, so sales activity tends to follow the planting and harvesting cycles. More fuel-efficient equipment, reduced crop tillage, depressed prices for crops, weather conditions, and government programs, which encourage idle acres, may all reduce demand for our energy products.

        The refining and wholesale fuels business is very competitive. Among our competitors are some of the world’s largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. We also compete with smaller domestic refiners and marketers in the midwestern and northwestern United States, with foreign refiners who import products into the United States and with producers and marketers in other industries supplying other forms of energy and fuels to consumers. Given the commodity nature of the end products, profitability in the refining and marketing industry depends largely on margins, as well as operating efficiency, product mix, and costs of product distribution and transportation. The retail gasoline market is highly competitive, with much larger competitors that have greater brand recognition and distribution outlets throughout the country and the world. CHS owned and non-owned retail outlets are located primarily in the northwestern, midwestern and southern United States.

Summary Operating Results

        Summary operating results and identifiable assets for the Energy business segment for the fiscal years ended August 31, 2004, 2003 and 2002 are shown below:

	2004	2003	2002

	(dollars in thousands)
Revenues:
Net sales	$4,028,248	$3,648,093	$2,657,689
Other revenues	9,193	5,655	857

	4,037,441	3,653,748	2,658,546
Cost of goods sold	3,784,260	3,470,726	2,483,359
Marketing, general and administrative	66,493	63,740	66,731

Operating earnings	186,688	119,282	108,456
Gain on sale of investment	(14,666)
Interest	13,819	16,401	16,875
Equity (income) loss from investments	(1,399)	(1,353)	1,166
Minority interests	32,507	20,782	14,604

Income before income taxes	$156,427	$83,452	$75,811

Intersegment sales	$(121,199)	$(94,209)	$(67,367)

Total identifiable assets — August 31	$1,591,254	$1,449,652	$1,305,828

COUNTRY OPERATIONS AND SERVICES

Overview

        The Country Operations and Services business segment purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies, programs for crop and livestock production, hedging and insurance services, and agricultural operations financing. Country Operations and Services operates at 289 locations dispersed throughout Minnesota, North Dakota, South Dakota, Nebraska, Montana, Idaho, Washington and Oregon. Most of these locations purchase grain from farmers and sell agronomy products, energy products and feed to those same producers and others, although not all locations provide every product and service.

Products and Services

        Grain Purchasing. We are one of the largest country elevator operators in North America based on revenues. Through a majority of its elevator locations, the Country Operations and Services business segment purchases grain from member and non-member producers and other elevators and grain dealers. Most of the grain purchased is either sold through our Grain Marketing business segment or used for local feed and processing operations. For the year ended August 31, 2004, the Country Operations and Services business segment purchased approximately 318 million bushels of grain, primarily wheat (140 million bushels), corn (90 million bushels) and soybeans (47 million bushels). Of these bushels, 267 million were purchased from members and 248 million were sold through the Grain Marketing business segment.

        Other Products. Country Operations and Services manufactures and sells other products, both directly and through ownership interests in other entities. These include seed; crop nutrients; energy products; animal feed ingredients, supplements and products; animal health products; crop protection products; and processed sunflowers. We sell agronomy products at 160 locations, feed products at 126 locations and energy products at 103 locations.

        Financial Services. We have provided open account financing to more than 130 CHS members that are cooperatives (cooperative association members) in the past year. These arrangements involve the discretionary extension of credit in the form of term and seasonal loans and can also be used as a clearing account for settlement of grain purchases and as a cash management tool. A substantial part of the term and seasonal loans are sold to the National Bank for Cooperatives (CoBank), with CoBank purchasing up to 100% of any loan. Our guarantee exposure on these loans at August 31, 2004 was approximately $5.9 million. Through our wholly-owned subsidiary Fin-Ag, Inc. we provide seasonal cattle feeding and swine financing loans, facility financing loans and crop production loans. Most loans are sold to Pro Partners (an affiliate of CoBank) under a program separate from that described above, under which we have guaranteed a portion of the loans. Our exposure at August 31, 2004 was approximately $25.1 million. Our borrowing arrangements allow for us to retain up to $110.0 million of loans in aggregate for both finance programs, or to sell the loans and extend guarantees up to $150.0 million in aggregate.

        Our wholly-owned subsidiary Country Hedging, Inc. (Country Hedging), which is a registered futures commission merchant and a clearing member of both the Minneapolis Grain Exchange and the Kansas City Board of Trade, is a full-service commodity futures and options broker.

        Ag States Agency, LLC (Ag States), is an independent insurance agency in which we hold a majority ownership interest. It sells insurance, including group benefits, property and casualty, and bonding programs. Its approximately 1,600 customers are primarily agricultural businesses, including local cooperatives and independent elevators, petroleum outlets, agronomy, feed and seed plants, implement dealers, fruit and vegetable packers/ warehouses, and food processors.

Industry; Competition

        Regulation. The Country Operations and Services business segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. The Country Operations and Services business segment’s operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of feed and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

        Competition. Competitors for the purchase of grain include other elevators and large grain marketing companies. Competitors for farm supply include a variety of cooperatives, privately held and large national companies. We compete primarily on the basis of price, services and patronage.

        Competitors to our financing operations are primarily other financial institutions. We compete primarily on the basis of price, services and patronage. Country Hedging’s competitors include international brokerage firms, national brokerage firms, regional brokerage firms (both cooperatives and non-cooperatives) as well as local introducing brokers, with competition driven by price and level of service. Ag States competes with other insurance agencies, primarily on the basis of price and services.

Summary Operating Results

        Summary operating results and identifiable assets for the Country Operations and Services business segment for the fiscal years ended August 31, 2004, 2003 and 2002 are shown below:

	2004	2003	2002

	(dollars in thousands)
Revenues:
Net sales	$2,227,764	$1,885,825	$1,474,553
Other revenues	94,381	84,206	83,361

	2,322,145	1,970,031	1,557,914
Cost of goods sold	2,199,700	1,876,811	1,474,392
Marketing, general and administrative	70,196	55,887	47,995

Operating earnings	52,249	37,333	35,527
Gain on legal settlements	(692)	(10,867)	(2,970)
Interest	16,019	14,975	13,851
Equity income from investments	(519)	(788)	(283)
Minority interests	1,323	1,168	786

Income before income taxes	$36,118	$32,845	$24,143

Intersegment sales	$(987,145)	$(796,999)	$(615,853)

Total identifiable assets — August 31	$862,645	$857,523	$799,711

GRAIN MARKETING

Overview

        We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling about 1.1 billion bushels annually. During fiscal year 2004, we purchased approximately 69% of our total grain volume from individual and cooperative association members and the Country Operations and Services business segment, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to CHS owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our Grain Marketing operations directly, but do conduct some of our business through two 50% owned joint ventures.

Operations

        The Grain Marketing segment purchases grain directly and indirectly from agricultural producers primarily in the midwestern and western United States. The purchased grain is typically contracted for sale for future delivery at a specified location, and we are responsible for handling the grain and arranging for its transportation to that location. The sale of grain is recorded after title to the commodity has transferred and final weights, grades and settlement price have been agreed upon. Amounts billed to the customer as part of a sales transaction include the costs for shipping and handling. Our ability to arrange efficient transportation, including loading capabilities onto unit trains, ocean-going vessels, and barges, is a significant part of the services we offers to our customers. Rail, vessel, barge and truck transportation is carried out by third parties, often under long-term freight agreements with us. Grain intended for export is usually shipped by rail or barge to an export terminal, where it is loaded onto ocean-going vessels. Grain intended for domestic use is usually shipped by rail or truck to various locations throughout the country.

        We own export terminals, river terminals, and elevators involved in the handling and transport of grain. River terminals at St. Paul, Savage, and Winona, Minnesota, and Davenport, Iowa are used to load grains onto barges for shipment to both domestic and export customers via the Mississippi River system. Our export terminal at Superior, Wisconsin, provides access to the Great Lakes and St. Lawrence Seaway, and an export terminal at Myrtle Grove, Louisiana serves the Gulf market. In the Pacific Northwest, we conduct our grain marketing operations through United Harvest, LLC (a 50% joint venture with United Grain Corporation), and TEMCO, LLC (a 50% joint venture with Cargill, Incorporated). United Harvest, LLC operates grain terminals in Vancouver and Kalama, Washington, and primarily exports wheat. TEMCO, LLC, operates an export terminal in Tacoma, Washington, and primarily exports corn and soybeans. These facilities serve the Pacific market, as well as domestic grain customers in the western United States. We also own two 110-car shuttle-receiving elevator facilities in Friona, Texas and Collins, Mississippi that serve large-scale feeder cattle, dairy and poultry producers in those regions. In 2003, we opened an office in Sao Paulo, Brazil, for the procurement of soybeans for the Grain Marketing segment’s international customers.

        The Grain Marketing segment purchases most of its grain during the summer and fall harvest period. Because of our geographic location and the fact that we are further from our export facilities, grain tends to be sold later than in other parts of the country. However, as many producers have significant on-farm storage capacity and in light of our own storage capacity, the Grain Marketing business segment buys and ships grain throughout the year. Due to the amount of grain purchased and held in inventory, the Grain Marketing business segment has significant working capital needs at various times of the year. The amount of borrowings for this purpose, and the interest rate charged on those borrowings, directly affect the profitability of the Grain Marketing segment.

Products and Services

        The primary grains purchased by the Grain Marketing business segment for the year ended August 31, 2004 were corn (456 million bushels), wheat (389 million bushels) and soybeans (286 million bushels). Of the total grains purchased by the Grain Marketing business segment during the year ended August 31, 2004, 603 million bushels were purchased from our individual and cooperative association members, 248 million bushels were purchased from the Country Operations and Services business segment and the remainder were purchased from third parties.

Sales and Marketing; Customers

        Purchasers include domestic and foreign millers, maltsters, feeders, crushers, and other processors. To a much lesser extent purchasers include intermediaries and distributors. Grain marketing operations are not dependent on any one customer. The Grain Marketing segment has supply relationships calling for delivery of grain at prevailing market prices.

Industry; Competition

        Regulation. The Grain Marketing business segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes. The Grain Marketing business segment’s operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

        Competition. The Grain Marketing business segment competes for both the purchase and the sale of grain. Competition is intense and margins are low. Some competitors are integrated food producers, which may also be customers. A few major competitors have substantially greater financial resources than we do.

        In the purchase of grain from producers, location of the delivery facility is a prime consideration, but producers are increasingly willing to truck grain longer distances for sale. Price is affected by the capabilities of the facility; for example, if it is cheaper to deliver to a customer by unit train than by truck, a facility with unit train capability provides a price advantage. We believe that our relationships with individual members serviced by local Country Operations and Services locations and with cooperative members gives us a broad origination capability.

        The Grain Marketing business segment competes for grain sales based on price, services and ability to provide the desired quantity and quality of grains. Location of facilities is a major factor in the ability to compete. Grain marketing operations compete with numerous grain merchandisers, including major grain merchandising companies such as Archer Daniels Midland (ADM), Cargill, Incorporated (Cargill), ConAgra, Bunge and Louis Dreyfus, each of which handle grain volumes of more than one billion bushels annually.

        The results of the grain marketing business may be adversely affected by relative levels of supply and demand, both domestic and international, commodity price levels (including grain prices reported on national markets) and transportation costs and conditions. Supply is affected by weather conditions, disease, insect damage, acreage planted and government regulations and policies. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitution of commodities. Demand may also be affected by changes in eating habits, by population growth, and by increased or decreased per capita consumption of some products.

Summary Operating Results

        Summary operating results and identifiable assets for the Grain Marketing business segment for the fiscal years ended August 31, 2004, 2003 and 2002 are shown below:

	2004	2003	2002

	(dollars in thousands)
Revenues:
Net sales	$5,006,029	$4,139,226	$3,281,469
Other revenues	28,710	25,676	22,399

	5,034,739	4,164,902	3,303,868
Cost of goods sold	5,006,704	4,133,677	3,272,985
Marketing, general and administrative	25,071	21,072	22,213

Operating earnings	2,964	10,153	8,670
Interest	5,874	4,738	4,807
Equity (income) loss from investments	(11,413)	1,673	(4,257)

Income before income taxes	$8,503	$3,742	$8,120

Intersegment sales	$(45,103)	$(2,435)	$(69,561)

Total identifiable assets — August 31	$487,807	$450,415	$481,232

PROCESSED GRAINS AND FOODS

Overview

        The Processed Grains and Foods business segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by member producers. These areas are oilseed processing, wheat milling and foods.

        Regulation. The Processed Grains and Foods business segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes. The Processed Grains and Foods business segment’s operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us or our foods partners to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Oilseed Processing

        Our oilseed processing operations convert soybeans into soybean meal, soyflour, crude soyoil, refined soybean oil and associated by-products. These operations are conducted at a facility in Mankato, Minnesota that can crush 39 million bushels of soybeans on an annual basis, producing approximately 940,000 short tons of soybean meal and 460 million pounds of crude soybean oil. The same facility is able to produce approximately 1 billion pounds of refined soybean oil annually. Another crushing facility in

Fairmont, Minnesota has a crushing capacity and crude soyoil output similar to the Mankato facility. The facility in Fairmont became operational in the first quarter of fiscal 2004.

        Our oilseed processing operations produce three primary products: refined oils, soybean meal and soyflour. Refined oils are used in processed foods, such as margarine, shortening, salad dressings and baked goods and, to a lesser extent for certain industrial uses for plastics, inks and paints. Soybean meal has a high-protein content and is used for feeding livestock. Soyflour is used in the baking industry, as a milk replacement in animal feed and in industrial applications.

        Our soy processing facilities are located in areas with a strong production base of soybeans and end-user market for the meal and soyflour. We purchase virtually all of our soybeans from members. The oilseed crushing operations currently produce approximately 85% of the crude oil that we refine, and purchases the balance from outside suppliers.

        Our customers for refined oil are principally large food product companies located throughout the United States. However, over 50% of the customers are located in the Midwest due to lower freight costs and slightly higher profitability potential. The largest customer for refined oil products is Ventura Foods, LLC (Ventura Foods), in which we hold a 50% ownership interest and with which we have a long-term supply agreement to supply minimum quantities of edible soybean oils as long as we maintain a minimum 25.5% ownership interest and our price is comparative with other suppliers of the product. Our sales to Ventura Foods were $94.5 million in fiscal year 2004. We also sell soymeal to almost 600 customers, primarily feed lots and feed mills in southern Minnesota. Land O’Lakes/ Purina Feed, LLC accounts for 18% of soymeal sold and Commodity Specialists Company accounts for 22% of soymeal sold. We sell soyflour to customers in the baking industry both domestically and for export.

        The refined soybean products industry is highly competitive. Major industry competitors include ADM, Cargill, Ag Processing, Inc., and Bunge. These and other competitors have acquired other processors and have expanded existing plants, or have constructed new plants, both domestically and internationally. Price, transportation costs, services and product quality drive competition. We estimate that we have a market share of approximately 4% to 5% of the domestic refined soybean oil market and approximately 4% of the domestic soybean crushing capacity.

        Soybeans are a commodity and their price can fluctuate significantly depending on production levels, demand for the refined products, and other supply and demand factors.

Wheat Milling

        In January 2002, we and Cargill formed Horizon Milling, LLC (Horizon Milling), in which we own 24% and Cargill owns the remaining 76%. Horizon Milling is the largest U.S. wheat miller. Sales and purchases of wheat and durum by CHS to Horizon Milling during fiscal year 2004 were $206.2 million and $2.9 million, respectively. Horizon Milling’s advance payments on grain to us were $7.1 million on August 31, 2004, and are included in Customer Advance Payments on the Company’s Consolidated Balance Sheets.

        We lease five mills to Horizon Milling and ceased operations at our Huron, Ohio, mill prior to the formation of Horizon Milling. We have dismantled the milling equipment at Huron, and are currently pursuing the sale of the equipment that has not yet been sold. The Processed Grains and Foods business segment carries an impairment of approximately $5.7 million on the equipment.

Foods

        We have two primary areas of focus in the foods area: Ventura Foods, LLC (Ventura Foods) which produces oilseed-based products such as margarine and salad dressing, and which is 50% owned by us, and the production of Mexican foods such as tortillas, tortilla chips and entrees.

        Ventura Foods. Ventura Foods manufactures, packages, distributes and markets bulk margarine, salad dressings, mayonnaise, salad oils, syrups, soup bases and sauces, many of which utilize soybean oil as a primary ingredient. Approximately 40% of Ventura Foods’ volume, based on sales revenues, comes from products for which Ventura Foods owns the brand, and the remainder comes from products that it produces for third parties. A variety of Ventura Foods’ product formulations and processes are proprietary to it or its customers. Ventura Foods is the largest manufacturer of margarine in the U.S. and is a major producer of many other products.

        Ventura Foods has 13 manufacturing and distribution locations across the United States. It sources its raw materials, which consist primarily of soybean oil, canola oil, cottonseed oil, peanut oil and various other ingredients and supplies, from various national suppliers, including our oilseed processing operations. It sells the products it manufactures to third parties as a contract manufacturer, as well as directly to retailers, food distribution companies and large institutional food service companies. Ventura Foods sales are approximately 60% in foodservice and the remainder split between retail and industrial customers who use edible oil products as ingredients in foods they manufacture for resale. During Ventura Foods’ 2004 fiscal year, Sysco accounted for 23% of net sales.

        Ventura Foods competes with a variety of large companies in the food manufacturing industry. Some of its major competitors are ADM, Cargill, Bunge, Unilever, ConAgra, ACH, Smuckers, Kraft, and CF Sauer.

        Ventura Foods was created in 1996 and at the time was owned 40% by us and 60% by Wilsey Foods, Inc., a majority owned subsidiary of Mitsui & Co., Ltd. In March 2000, we purchased an additional 10% interest from Wilsey Foods, Inc. bringing our total equity investment in Ventura Foods to 50%. We account for the Ventura Foods investment under the equity method of accounting. At August 31, 2004 our equity investment in Ventura Foods was $107.7 million.

        Mexican Foods. Through our Mexican foods operations, we manufacture, package, and distribute tortillas, tortilla chips and prepared frozen Mexican food products such as burritos and tamales. Sales are to both retail and food service customers. We sell these products under a variety of local and regional brand names and also produce private label products and co-packs for customers. The current operational focus is on establishing profitability and operational efficiency.

        The tortilla and tortilla chip industry in the United States is comprised of a large number of small regional manufacturers and a few dominant manufacturers. We estimate that our Mexican foods operation has approximately a 1.5% share of the national tortilla market and less than a 1% share of the national tortilla chip market. On a national basis, the primary competitors are large chip and snack companies such as Frito Lay. During our fiscal year ended August 31, 2004, U.S. Foods accounted for 13% of Mexican foods’ net sales and Sysco accounted for 11% of net sales.

Summary Operating Results

        Summary operating results and identifiable assets for the Processed Grains and Foods business segment for the fiscal years ended August 31, 2004, 2003 and 2002 are shown below:

	2004	2003	2002

	(dollars in thousands)
Revenues:
Net sales*	$802,102	$491,931	$496,084
Other revenues	2,836	2,411	(1,209)

	804,938	494,342	494,875
Cost of goods sold	768,391	473,682	462,655
Marketing, general and administrative	31,811	29,715	31,813

Operating earnings (losses)	4,736	(9,055)	407
Interest	15,307	12,845	9,514
Equity income from investments	(29,966)	(26,056)	(41,331)

Income before income taxes	$19,395	$4,156	$32,224

Intersegment sales	$(1,363)	$(698)	$(560)

Total identifiable assets — August 31	$475,004	$498,872	$439,942

*	The 2004 net sales increase from 2003 and 2002 is primarily due to the additional crushing capacity of the Fairmont, Minnesota facility that began operation in the first fiscal quarter of 2004.

PRICE RISK AND HEDGING

        Whenever we enter into a commodity purchase commitment we incur risks of carrying inventory, including risks related to price changes and performance (including delivery, quality, quantity and shipment period). We are exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. We are also exposed to risk of loss on our fixed price or partially fixed price sales contracts in the event market prices increase.

        To reduce the price change risks associated with holding fixed price commitments, we generally take opposite and offsetting positions by entering into commodity futures contracts (either a straight futures contract or an options futures contract) on regulated commodity futures exchanges for grain, and regulated mercantile exchanges for refined products and crude oil. The crude oil and most of the grain and oilseed volume handled by us can be hedged. Some grains cannot be hedged because there are no futures for certain commodities. For those commodities, risk is managed through the use of forward sales and various pricing arrangements and to some extent cross-commodity futures hedging. While hedging activities reduce the risk of loss from changing market values of inventory, such activities also limit the gain potential which otherwise could result from changes in market prices of inventory. Our policy is to generally maintain hedged positions in grain. Our profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. Hedging arrangements do not protect against nonperformance by counterparties to contracts, and therefore, contract values are reviewed and adjusted to reflect potential non-performance.

        When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional maintenance margin deposit would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange. Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.

        At any one time, inventory and purchase contracts for delivery to us may be substantial. We have risk management policies and procedures that include net position limits. These limits are defined for each commodity and include both trader and management limits. This policy, and computerized procedures in grain marketing operations, requires a review by operations management when any trader is outside of position limits and also a review by senior management of the Company if operating areas are outside of position limits. A similar process is used in energy operations. The position limits are reviewed at least annually with our management. We monitor current market conditions and may expand or reduce our risk management policies or procedures in response to changes in those conditions. In addition, all purchase and sales contracts are subject to credit approvals and appropriate terms and conditions.

EMPLOYEES

        At August 31, 2004, we had approximately 6,800 full, part-time and seasonal employees, which included approximately 560 employees of NCRA. Of that total, approximately 1,900 were employed in the Energy segment, 3,520 in the Country Operations and Services segment (including approximately 1,130 seasonal and temporary employees), 440 in the Grain Marketing segment, 710 in the Processed Grains and Foods segment and 230 in corporate and administrative functions. In addition to those employed directly by us, many employees work for the joint ventures in which we have an ownership interest, and are not included in these counts. All of the employees in the Agronomy segment and a portion of the Grain Marketing and Processed Grains and Foods segments are employed in this manner.

        Employees in certain areas are represented by collective bargaining agreements. Refinery and pipeline workers in Laurel, Montana (183 employees), are represented by agreements with two unions (Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE) and Oil Basin Pipeliners Union (OBP)), for which agreements are in place through 2006 in regard to wages and benefits. The contracts covering the NCRA McPherson, Kansas refinery (260 employees in the PACE union) are also in place through 2006. There are approximately 165 employees in transportation and lubricant plant operations that are covered by other collective bargaining agreements that expire at various times. Production workers in grain marketing operations (142 employees) are represented by agreements with four unions, which expire at various times in 2005 and 2006. Finally, certain production workers in oilseed processing operations are subject to collective bargaining agreements with the American Federation of Grain Millers (120 employees) and the Pipefitters’ Union (2 employees) for which agreements are in place through 2006.

MEMBERSHIP IN CHS AND AUTHORIZED CAPITAL

Introduction

        We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Patrons, and not CHS, are subject to income taxes on income from patronage sources. We are subject to income taxes on non-patronage-sourced income. See “— Tax Treatment” below.

Distribution of Net Income; Patronage Dividends

        We are required by our organizational documents annually to distribute net earnings derived from patronage business with members, after payment of dividends on equity capital, to members on the basis of patronage, except that our Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions our Board of Directors deems appropriate.

        These distributions, referred to as “patronage dividends,” may be distributed in cash, patrons’ equities, revolving fund certificates, securities of us or others, or any combination designated by our Board of Directors. Since 1998, our Board of Directors has distributed patronage dividends in the form of 30% cash and 70% patrons’ equities (see “— Patrons’ Equities” below). Our Board of Directors may change the mix in the form of the patronage dividend in the future. In making distributions, our Board of Directors may use any method of allocation that, in its judgment, is reasonable and equitable. Patronage dividends distributed during the years ended August 31, 2004, 2003 and 2002 were $95.2 million ($28.7 million in cash), $88.3 million ($26.5 million in cash) and $132.6 million ($40.1 million in cash), respectively.

Patrons’ Equities

        Patrons’ equities are in the form of a book entry and represent a right to receive cash or other property when redeemed by us. Patrons’ equities form part of our capital, do not bear interest and are not subject to redemption upon request of a member. Patrons’ equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, which may be modified at any time without member consent. A new policy was adopted effective September 1, 2004, whereby redemptions of capital equity certificates approved by our Board of Directors will be divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities older than 10 years, and another for individual members who are eligible for equity redemptions at age 72 or upon death. The amount that each non-individual member receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions that year as determined by our Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates older than 10 years held by that member, and the denominator is the sum of the patronage certificates older than 10 years held by all eligible non-individuals.

        Cash redemptions of patrons and other equities during the years ended August 31, 2004, 2003 and 2002 were $10.3 million, $31.1 million and $31.1 million, respectively. An additional $13.0 million of equities were redeemed by issuance of shares of our 8% Cumulative Redeemable Preferred Stock during the year ended August 31, 2004.

Governance

        We are managed by a Board of Directors of not less than 17 persons elected by the members at our annual meeting. Terms of directors are staggered so that no more than seven directors are elected in any year. Our Board of Directors is currently comprised of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of the members, except for the higher vote described under “— Certain Antitakeover Measures” below.

Membership

        Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

        As a membership cooperative, we do not have common stock. We may issue equity or debt securities, on a patronage basis or otherwise, to our members. We have has two classes of outstanding membership. Individual members are individuals actually engaged in the production of agricultural products. Cooperative associations are associations of agricultural producers and may be either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act.

Voting Rights

        Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt security. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

        Members who are individuals are entitled to one vote each. Individual members may exercise their voting power directly or through a patrons’ association associated with a grain elevator, feed mill, seed plant or any other CHS facility (with certain historical exceptions) recognized by our Board of Directors. The number of votes of patrons’ associations is determined under the same formula as cooperative association members.

        Most matters submitted to a vote of the members require the approval of a majority of the votes cast at a meeting of the members, although certain actions require a greater vote. See “Certain Antitakeover Measures” below.

Debt and Equity Instruments

        We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. Capital equity certificates issued by us are subject to a first lien in favor of us for all indebtedness of the holder to us. As of August 31, 2004, our outstanding capital included patrons’ equities (consisting of capital equity certificates and non-patronage earnings certificates), 8% Cumulative Redeemable Preferred Stock and certain capital reserves.

Distribution of Assets Upon Dissolution; Merger and Consolidation

        In the event of any dissolution, liquidation or winding up of CHS, whether voluntary or involuntary, all debts and liabilities would be paid first according to their respective priorities. After such payment, the holders of the preferred stock would then be entitled to receive out of available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the preferred stock would be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of securities that rank senior to the preferred stock. After such distribution to the holders of equity capital, any excess would be paid to patrons on the basis of their past patronage. Our bylaws provide for the allocation among the members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

        Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if our Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a “hostile takeover,” the amendment must be adopted by 80% of the total voting power of the members.

        The approval of not less than two-thirds of the votes cast at a meeting is required to approve a “change of control” transaction which would include a merger, consolidation, liquidation, dissolution, or sale of all or substantially all of our assets. If our Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term “hostile takeover” is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

        Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Internal Revenue Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

        As a cooperative, we are not taxed on qualified patronage allocated to our members either in the form of equities or cash. Consequently, such amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified unit retains) are taxable to us when allocated. Upon redemption of any such non-qualified unit retains, the amount is deductible to us and taxable to the member.

        Income derived by us from non-patronage sources is not entitled to the “single tax” benefit of Subchapter T and is taxed to us at corporate income tax rates.

        NCRA is not consolidated for tax purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial information for August 31, 2004, 2003 and 2002 and for the three months ended November 30, 2004 and 2003 should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Consolidated Financial Data

	Three Months
	Ended November 30,		Years Ended August 31,

	2004	2003	2004	2003	2002	2001	2000

	(Unaudited)	(Unaudited)
			(dollars in thousands)
Income Statement Data:
Revenues:
Net sales	$2,937,248	$2,489,344	$10,909,333	$9,270,734	$7,156,454	$7,464,242	$8,248,413
Other revenues	44,524	33,033	141,303	122,578	107,351	117,378	102,965

	2,981,772	2,522,377	11,050,636	9,393,312	7,263,805	7,581,620	8,351,378
Cost of goods sold	2,872,733	2,416,713	10,604,245	9,060,555	6,940,050	7,177,135	8,051,057
Marketing, general and administrative	47,916	45,836	208,284	183,757	182,175	183,491	155,266

Operating earnings	61,123	59,828	238,107	149,000	141,580	220,994	145,055
Gain on sale of investment			(14,666)
Gain on legal settlements		(287)	(692)	(10,867)	(2,970)
Interest	11,594	11,540	51,625	48,675	42,455	61,436	57,566
Equity income from investments	(16,683)	(13,707)	(79,022)	(47,299)	(58,133)	(28,494)	(28,325)
Loss on impairment of investment	35,000
Minority interests	8,189	3,922	33,830	21,950	15,390	35,098	24,546

Income before income taxes	23,023	58,360	247,032	136,541	144,838	152,954	91,268
Income taxes	5,027	7,621	25,700	12,700	18,700	(25,600)	3,880

Net income	$17,996	$50,739	$221,332	$123,841	$126,138	$178,554	$87,388

Balance Sheet Data:
Working capital	$616,916	$489,333	$493,440	$458,738	$249,115	$305,280	$214,223
Net property, plant and equipment	1,283,033	1,135,351	1,249,655	1,122,982	1,057,421	1,023,872	1,034,768
Total assets	4,176,898	4,156,283	4,031,292	3,807,968	3,481,727	3,057,319	3,172,680
Long-term debt, including current maturities	802,468	659,624	683,818	663,173	572,124	559,997	510,500
Total equities	1,624,193	1,516,134	1,628,086	1,481,711	1,289,638	1,261,153	1,164,426

        The selected financial statement information below has been derived from our five business segments, and Other and Reconciling Amounts, for the fiscal years ended August 31, 2004, 2003 and 2002 and for the three months ended November 30, 2004 and 2003. The intercompany sales between segments were $1,154.8 million, $894.3 million and $753.3 million for the fiscal years ended August 31, 2004, 2003 and 2002, respectively. The intercompany sales between segments were $244.7 million and $285.5 million for the three months ended November 30, 2004 and 2003, respectively.

Summary Financial Data By Business Segment

	Three Months Ended					Three Months Ended
	November 30,		Years Ended August 31,			November 30,		Years Ended August 31,

	Agronomy					Energy

	2004	2003	2004	2003	2002	2004	2003	2004	2003	2002

	(unaudited)	(unaudited)				(unaudited)	(unaudited)

	(dollars in thousands)
Net sales						$1,417,165	$916,040	$4,028,248	$3,648,093	$2,657,689
Other revenues			$(15)	$(84)	$(89)	2,689	2,869	9,193	5,655	857

			(15)	(84)	(89)	1,419,854	918,909	4,037,441	3,653,748	2,658,546
Cost of goods sold						1,356,376	859,948	3,784,260	3,470,726	2,483,359
Marketing, general and administrative	$839	$1,314	8,482	8,138	8,957	13,978	14,566	66,493	63,740	66,731

Operating earnings (losses)	(839)	(1,314)	(8,497)	(8,222)	(9,046)	49,500	44,395	186,688	119,282	108,456
Gain on sale of investment								(14,666)
Interest	(95)	(83)	(352)	(974)	(1,403)	3,172	3,799	13,819	16,401	16,875
Equity (income) loss from investments	631	3,131	(35,725)	(20,773)	(13,425)	(729)	(296)	(1,399)	(1,353)	1,166
Loss on impairment of investment	35,000
Minority interests						7,945	3,689	32,507	20,782	14,604

Income (loss) before income taxes	$(36,375)	$(4,362)	$27,580	$13,525	$5,782	$39,112	$37,203	$156,427	$83,452	$75,811

Intersegment sales						$(45,067)	$(27,136)	$(121,199)	$(94,209)	$(67,367)

Total identifiable assets at end of period	$271,829	$269,320	$327,448	$285,906	$242,015	$1,638,657	$1,386,239	$1,591,254	$1,449,652	$1,305,828

	Three Months Ended					Three Months Ended
	November 30,		Years Ended August 31,			November 30,		Years Ended August 31,

	Country Operations and Services					Grain Marketing

	2004	2003	2004	2003	2002	2004	2003	2004	2003	2002

	(unaudited)	(unaudited)				(unaudited)	(unaudited)

	(dollars in thousands)
Net sales	$476,628	$502,944	$2,227,764	$1,885,825	$1,474,553	$1,128,396	$1,205,217	$5,006,029	$4,139,226	$3,281,469
Other revenues	28,012	21,098	94,381	84,206	83,361	11,865	7,181	28,710	25,676	22,399

	504,640	524,042	2,322,145	1,970,031	1,557,914	1,140,261	1,212,398	5,034,739	4,164,902	3,303,868
Cost of goods sold	474,029	496,489	2,199,700	1,876,811	1,474,392	1,129,909	1,203,596	5,006,704	4,133,677	3,272,985
Marketing, general and administrative	17,550	15,151	70,196	55,887	47,995	6,533	6,189	25,071	21,072	22,213

Operating earnings (losses)	13,061	12,402	52,249	37,333	35,527	3,819	2,613	2,964	10,153	8,670
Gain on legal settlements		(287)	(692)	(10,867)	(2,970)
Interest	3,540	3,245	16,019	14,975	13,851	1,397	1,154	5,874	4,738	4,807
Equity (income) loss from investments	(427)	(25)	(519)	(788)	(283)	(4,644)	(1,975)	(11,413)	1,673	(4,257)
Minority interests	244	233	1,323	1,168	786

Income (loss) before income taxes	$9,704	$9,236	$36,118	$32,845	$24,143	$7,066	$3,434	$8,503	$3,742	$8,120

Intersegment sales	$(199,050)	$(247,981)	$(987,145)	$(796,999)	$(615,853)	$(491)	$(10,365)	$(45,103)	$(2,435)	$(69,561)

Total identifiable assets at end of period	$1,039,706	$1,113,530	$862,645	$857,523	$799,711	$433,665	$597,638	$487,807	$450,415	$481,232

	Three Months Ended					Three Months Ended
	November 30,		Years Ended August 31,			November 30,		Years Ended August 31,

	Processed Grain and Foods					Other and Reconciling Amounts

	2004	2003	2004	2003	2002	2004	2003	2004	2003	2002

	(unaudited)	(unaudited)				(unaudited)	(unaudited)

	(dollars in thousands)
Net sales	$159,733	$150,625	$802,102	$491,931	$496,084	$(244,674)	$(285,482)	$(1,154,810)	$(894,341)	$(753,341)
Other revenues	919	812	2,836	2,411	(1,209)	1,039	1,073	6,198	4,714	2,032

	160,652	151,437	804,938	494,342	494,875	(243,635)	(284,409)	(1,148,612)	(889,627)	(751,309)
Cost of goods sold	157,093	142,162	768,391	473,682	462,655	(244,674)	(285,482)	(1,154,810)	(894,341)	(753,341)
Marketing, general and administrative	7,407	7,209	31,811	29,715	31,813	1,609	1,407	6,231	5,205	4,466

Operating earnings (losses)	(3,848)	2,066	4,736	(9,055)	407	(570)	(334)	(33)	(491)	(2,434)
Interest	3,884	3,516	15,307	12,845	9,514	(304)	(91)	958	690	(1,189)
Equity (income) loss from investments	(11,514)	(14,542)	(29,966)	(26,056)	(41,331)				(2)	(3)
Minority interests

Income (loss) before income taxes	$3,782	$13,092	$19,395	$4,156	$32,224	$(266)	$(243)	$(991)	$(1,179)	$(1,242)

Intersegment sales	$(66)		$(1,363)	$(698)	$(560)	$244,674	$285,482	$1,154,810	$894,341	$753,341

Total identifiable assets at end of period	$450,310	$508,118	$475,004	$498,872	$439,942	$342,731	$281,438	$287,134	$265,600	$212,999

Supplementary Financial Information

        Supplementary financial information required by Item 302 of Regulation S-K for three month period ended November 30, 2004 and for the years ended August 31, 2004 and 2003 is presented below. Financial statement schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto found starting on page F-1.

November 30,
2004

Net sales	$2,937,248
Total revenues	2,981,772
Gross profit	109,039
Gain on sale of investment
Gain on legal settlements
Net income	17,996

		2004
	November 30,
	2003	February 28	May 31	August 31

	(unaudited)
	(dollars in thousands)
Net sales	$2,489,344	$2,654,596	$2,817,529	$2,947,864
Total revenues	2,522,377	2,689,007	2,860,730	2,978,522
Gross profit	105,664	60,908	126,495	151,141
Gain on sale of investment			14,666
Gain on legal settlements	287	405
Net income	50,739	8,511	81,389	80,693

		2003
	November 30,
	2002	February 28	May 31	August 31

	(unaudited)
	(dollars in thousands)
Net sales	$2,400,596	$2,328,154	$2,220,455	$2,321,529
Total revenues	2,435,851	2,353,845	2,250,877	2,352,739
Gross profit	97,292	52,409	98,410	84,646
Gain on legal settlements	1,797	8,892	178
Net income (loss)	40,356	(4,100)	52,173	35,412

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

        We are a diversified company, which provides grain, foods and energy resources to businesses and consumers. As a cooperative, we are owned by farmers, ranchers and their local cooperatives from the Great Lakes to the Pacific Northwest and from the Canadian border to Texas. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock.

        We provide a full range of production agricultural inputs such as refined fuels, propane, farm supplies, animal nutrients and agronomy products, as well as services, which include hedging, financing and insurance services. We own and operate petroleum refineries and pipelines and market and distribute refined fuels and other energy products under the Cenex® brand through a network of member cooperatives and independents. We purchase grains and oilseeds directly and indirectly from agricultural producers primarily in the midwestern and western United States. These grains and oilseeds are either sold to domestic and international customers, or further processed into a variety of grain-based products.

        We operate our businesses predominantly in the United States in five distinct segments: Agronomy, Energy, Country Operations and Services, Grain Marketing and Processed Grains and Foods. Together these business segments create vertical integration to link producers with consumers. The first two segments, Agronomy and Energy, produce and provide for the wholesale distribution of crop production inputs. The third segment, Country Operations and Services, serves as our owned retailer of a portion of these crop inputs and also serves as the first handler of a significant portion of the crops marketed and processed by us. The fourth segment, Grain Marketing, purchases and resells grains and oilseeds originated by the Country Operations and Services segment, and also by member cooperatives and third parties. The fifth business segment, Processed Grains and Foods, converts grains and oilseeds into value-added products.

        Corporate administrative expenses are allocated to all five business segments based on either direct usage for services that can be tracked, such as information technology and legal, and other factors or considerations relevant to the costs incurred. A portion of these costs are allocated based on direct usage. Administrative expenses are allocated to all segments, including segments comprised solely of investments and joint ventures.

        Many of the our business activities are highly seasonal and operating results will vary throughout the year. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Certain business segments are subject to varying seasonal fluctuations. For example, the Agronomy and Country Operations and Services segments experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. The Grain Marketing segment is subject to fluctuations in volume and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest. Other energy products, such as propane, experience higher volumes and profitability during the winter heating and crop drying seasons.

        Our revenue can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grains, oilseeds and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulations and policies, world events, and general political and economic conditions.

        While our sales and operating results are derived from businesses and operations which are wholly-owned and majority-owned, a portion of business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, where we record our proportionate share of income or loss reported by the entity as equity income from investments, without consolidating the revenues and expenses of the entity in our consolidated statements of operations. These investments principally include our 50% ownership in each of the following companies; Agriliance, LLC (Agriliance), TEMCO, LLC (TEMCO), United Harvest, LLC (United Harvest), Ventura Foods, LLC (Ventura Foods), and the 24% ownership in Horizon Milling, LLC (Horizon).

        Agriliance is owned and governed by Land O’Lakes, Inc. (50%) and United Country Brands, LLC (50%). United Country Brands, LLC, was initially owned and governed 50% by us and 50% by Farmland Industries, Inc. (Farmland), and was formed solely to hold a 50% interest in Agriliance. Initially, our indirect share of earnings (economic interest) in Agriliance was 25%, which was the same as our ownership or governance interest. In April 2003, we acquired an additional 13.1% economic interest in the wholesale crop protection business of Agriliance (the “CPP Business”), which constituted only a part of the Agriliance business operations, for a cash payment of $34.3 million. After the transaction, the economic interests in Agriliance were owned 50% by Land O’Lakes, 25% plus an additional 13.1% of the CPP Business by us and 25% less 13.1% of the CPP Business by Farmland. The ownership or governance interests in Agriliance did not change with the purchase of this additional economic interest. Agriliance’s earnings were split among the members based upon the respective economic interests of each member. On April 30, 2004, we purchased all of Farmland’s remaining interest in Agriliance for $27.5 million in cash. We now own 50% of the economic and governance interests in Agriliance, and continue to account for this investment using the equity method of accounting.

        The consolidated financial statements include our accounts and all of our wholly-owned and majority-owned subsidiaries, including the National Cooperative Refinery Association (NCRA), which is included in the Energy segment. All significant intercompany accounts and transactions have been eliminated.

Recent Developments

        Energy prices, driven primarily by global market conditions and strong demand for energy products, increased considerably during the three months ended November 30, 2004 when compared to the same three month period of the previous year. Commodity prices for grain decreased, compared to the high prices that were prevalent during most of fiscal 2004, primarily due to a strong fall harvest throughout most of the United States, which produced good yields and the quality of most crops rated in excellent and good condition.

Results of Operations

Comparison of the three months ended November 30, 2004 and 2003

        General. We recorded pretax earnings of $23.0 million during the three months ended November 30, 2004 compared to $58.4 million in the three months ended November 30, 2003, a decrease of $35.4 million (60%).

        The Agronomy segment generated pretax losses of $36.4 million for the three months ended November 30, 2004 compared to losses of $4.4 million for the three months ended November 30, 2003. The activity in this segment represents our proportionate share of losses from our investments and our interest and general and administrative expenses that are attributable to this segment. The increase in losses of $32.0 million is primarily due to a $35.0 million impairment of our investment in CF Industries, Inc. which was partially offset by improved performance from our other agronomy investments. As of November 30, 2004, we determined that the carrying value of our investment in CF Industries, Inc., a domestic fertilizer manufacturing company in which we hold a minority interest, should be reduced by $35.0 million, resulting in an impairment charge to our first quarter results. The net effect to income after taxes was $32.1 million. Natural gas, the primary component in nitrogen fertilizer, tends to be more expensive in the United States than in most other parts of the world. As a result, CF Industries, Inc. has incurred significant losses in recent years because of increased costs for raw materials while at the same time imports of less expensive nitrogen fertilizer have increased. Based upon this evaluation, we determined that it was appropriate to decrease our carrying value in the investment $35.0 million with an impairment charge to income for the three months ended November 30, 2004. Our proportionate share of earnings from our other agronomy investments improved by $2.5 million and general and administrative expenses improved by $0.5 million for the three months ended November 30, 2004 compared to the same period in 2003. Crop protection earnings improved, compared to the same period in 2003, primarily as a result of increased vendor rebates and competitive allowance programs, which were partially offset by increased losses within the southern retail operations as a result of adverse weather conditions in the southeastern region of the United States. General and administrative expenses decreased by $0.5 million compared to November 30, 2003 and is primarily the result of environmental and other expenses that are now charged directly to Agriliance.

        The Energy segment generated pretax earnings of $39.1 million for the three months ended November 30, 2004 compared with $37.2 million for the three months ended November 30, 2003. This increase in earnings of $1.9 million (5%) is primarily attributable to slightly higher margins on refined fuels products, which resulted mainly from increased global demand. Earnings on lubricants and petroleum equipment also improved, but were partially offset by decreased propane earnings, compared to the same three-month period of the previous year.

        The Country Operations and Services segment generated pretax earnings of $9.7 million for the three months ended November 30, 2004 compared to $9.2 million for the three months ended November 30, 2003. This increase in earnings of $0.5 million (5%) resulted primarily from increased revenues on services primarily related to grain storage and drying, and improved operating margins on crop protection products and sunflower processing, which was partially offset by a decrease in commissions from commodity hedging and insurance services. During the three months ended November 30, 2004, the Country Operations and Services segment recorded $0.3 million from the cash settlements of a class action lawsuit alleging illegal price fixing against various feed vitamin product suppliers.

        The Grain Marketing segment generated pretax earnings of $7.1 million for the three months ended November 30, 2004 compared to $3.4 million for the three months ended November 30, 2003. This increase in earnings of $3.7 million (106%) includes improved earnings of $2.7 million in our two exporting joint ventures, TEMCO and United Harvest. Strong demands for grains, which were exported out of the Pacific Northwest to Asia, and favorable ocean freight spreads contributed to the improved earnings for these two joint ventures. Earnings for our owned export facilities improved primarily due to increased service revenues related to grain handling activities and efficiencies that we achieved as new railcar shuttle unloading capabilities became operational.

        The Processed Grains and Foods segment generated pretax earnings of $3.8 million for the three months ended November 30, 2004 compared to $13.1 million for the three months ended November 30, 2003, a decrease in earnings of $9.3 million (71%). Oilseed processing earnings decreased $3.7 million, which was primarily the result of lower crushing margins partially offset by improved oilseed refining margins. Losses from our Mexican foods operations increased $2.6 million compared to the same three-month period of the previous year. This operation is currently undergoing repositioning efforts. Our share of earnings from Ventura Foods, our packaged foods joint venture, decreased $1.9 million compared to the prior year. Our share of earnings from Horizon Milling, our wheat milling joint venture, decreased $1.1 million for the three months ended November 30, 2004 compared to the three months ended November 30, 2003.

        Net Income. Consolidated net income for the three months ended November 30, 2004 was $18.0 million compared to $50.7 million for the three months ended November 30, 2003, which represents a $32.7 million (65%) decrease.

        Net Sales. Consolidated net sales of $2.9 billion for the three months ended November 30, 2004 compared to $2.5 billion for the three months ended November 30, 2003, which represents a $447.9 million (18%) increase.

        Energy net sales of $1.4 billion increased $483.2 million (54%) during the three months ended November 30, 2004 compared to the three months ended November 30, 2003. During the three months ended November 30, 2004 and 2003, the Energy segment recorded sales to the Country Operations and Services segment of $45.1 million and $27.1 million, respectively. Intersegment sales are eliminated in deriving consolidated sales but are included for segment reporting purposes. The net sales increase of $483.2 million is comprised of an increase of $449.3 million related to price appreciation on refined fuels and propane products and $33.9 million due to higher sales volume, primarily on propane products. On a more product-specific basis, we own and operate two crude oil refineries where we produce approximately 60% of the refined fuels products that we sell and we purchase the balance from other U.S. refiners and distributors. Refined fuels net sales increased $331.2 million (51%), of which $330.0 million was related to a net average price increase and $1.2 million was related to increased volumes. The sales price of refined fuels increased $0.47 per gallon (50%) and volumes increased slightly when comparing the three months ended November 30, 2004 with the same period a year ago. Higher crude oil costs and global supply and demand contributed to the increase in refined fuels selling prices. Propane net sales increased by $82.4 million (65%), of which $48.6 million was related to a net average selling price increase and $33.8 million was due to increased volumes compared to the same three-month period in the previous year. Propane prices increased $0.25 per gallon (38%) and sales volume increased 19% in comparison to the same period of the prior year. Higher propane prices reflect lower industry stocks during the three months ended November 30, 2004 compared to the same period in 2003. The propane volume increase is primarily reflective of a wetter and cooler autumn, which increased demand for these products for crop drying and home heating use.

        Company-wide grain and oilseed net sales of $1.2 billion decreased $74.1 million (6%) during the three months ended November 30, 2004 compared to the three months ended November 30, 2003. Sales to external customers by the Grain Marketing segment totaled $1,127.9 million and $1,194.9 million during the three months ended November 30, 2004 and 2003, respectively. Grain sales of the Country Operations and Services segment to external customers during these same periods were $74.5 million and $81.6 million, respectively. Sales of grain between the Country Operations and Services and Grain Marketing segments during these same periods were $199.5 million and $258.3 million, respectively. These intersegment sales are included for segment reporting purposes, but are eliminated on a consolidated basis. The net sales decrease of $74.1 million is attributable to decreased grain prices, which was partially offset by increased volumes during the three months ended November 30, 2004 compared to the same period last fiscal year. The average sales price of all grain and oilseed commodities sold reflected a decrease of $0.38 per bushel (9%), which contributed $110.0 million to the decrease in net sales. Commodity prices in general decreased due to a strong fall 2004 harvest that produced good yields throughout most of the U.S. and the quality of most grains were rated as excellent or good. The average market price per bushel of soybeans, spring wheat and corn were approximately $2.22, $0.73 and $0.54 less than the prices on those same grains as compared to the three months ended November 30, 2003. Volumes increased 3% during the three months ended November 30, 2004 compared with the same period of a year ago, which partially offset the decrease in sales by $35.9 million. Wheat and soybeans reflected the largest volume increases, while corn volumes decreased compared to the three months ended November 30, 2003.

        Country operations non-grain net sales of $203.1 million increased by $29.8 million (17%) during the three months ended November 30, 2004 compared to the three months ended November 30, 2003 primarily the result of increased sales of energy and crop nutrients products. The average selling price of energy products increased due to overall market conditions with volumes staying fairly consistent to the three months ended November 20, 2003. Crop nutrients average selling price increased primarily due to market conditions and volumes increased primarily due to weather conditions that allowed for the increased opportunity for sales of these products.

        Processed Grains and Foods segment net sales of $159.7 million increased $9.1 million (6%) during the three months ended November 30, 2004 compared to the three months ended November 30, 2003. Oilseed processing sales increased $9.8 million, of which $5.9 million was due to higher sales volumes and $3.9 million was due to price appreciation. The average selling price of refined oilseed products increased

$0.06 per pound, which was partially offset by a $37 per ton decrease in processed oilseed compared to the same three month period of the previous year. The volume increase is primarily due to the additional volumes of processed oilseed from our crushing plant in Fairmont, Minnesota that began operations during the first quarter of fiscal year 2004. The change in price is primarily related to overall global market conditions for soybean meal and oil.

        Other Revenues. Other revenues of $44.5 million increased $11.5 million (35%) during the three months ended November 30, 2004 compared to the three months ended November 30, 2003. The majority of our other revenue is generated within the Country Operations and Services and Grain Marketing segments. Our Country Operations and Services segment’s elevator and agri-service centers receive other revenues from activities related to production agriculture which include grain storage, grain cleaning, fertilizer spreading, crop protection product spraying and other services of this nature, along with hedging, financial and insurance services. The Grain Marketing segment records other revenues at our export terminals from activities related to loading vessels. Other revenues within the Country Operations and Services segment increased $6.9 million (33%) primarily due to increased grain storage and drying revenues, which were partially offset by decreased commissions on commodity hedging and insurance services. Other revenues within the Grain Marketing segment increased by $4.7 million (65%) compared to the same period of the prior year, primarily due to a faster turnaround on vessels that we load at our export terminals and operating efficiencies achieved through our new railcar shuttle unloading capabilities.

        Cost of Goods Sold. Cost of goods sold of $2.9 billion increased $456.0 million (19%) during the three months ended November 30, 2004 compared to the three months ended November 30, 2003.

        The Energy segment net cost of goods sold of $1.4 billion increased by $478.5 million (57%) during the three months ended November 30, 2004 compared to the same period of the prior year, primarily due to increased average costs. On a more product-specific basis, the average cost of refined fuels increased by $0.48 (53%) per gallon and volumes increased slightly compared to the three months ended November 30, 2003. The average cost increase on refined fuels is reflective of higher input costs at our two crude oil refineries and higher average prices on the refined products that we purchased for resale compared to the three months ended November 30, 2003. The average per unit cost of crude oil purchased for the two refineries increased 60% compared to the three months ended November 30, 2003. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost of propane increased $0.26 (40%) per gallon along with a 19% increase in volumes compared to the three months ended November 30, 2003. The average price of propane increased due to higher input costs and volumes increased due to a wetter and cooler autumn, which caused higher demand for crop drying and home heating compared to the same period in the previous year.

        The cost of goods sold on all grains and oilseed procured through our Grain Marketing and Country Operations and Services segments of $1.2 billion decreased $70.8 million (6%) compared to the three months ended November 30, 2003, primarily the result of a $0.37 (8%) average cost per bushel decrease, which was partially offset by a 3% increase in volumes compared to the prior year. Overall commodity prices decreased compared to the same three-month period in the previous year, which was partially offset by an increase in volumes, primarily in wheat and soybeans. Commodity prices on soybeans, wheat and corn have decreased, compared to the high prices that were prevalent during the majority of fiscal 2004. Volumes of wheat and soybeans have increased, primarily as a result of global demand, while corn volumes have decreased.

        Country operations cost of goods sold, excluding the cost of grain procured by this segment, was $218.0 million and increased $33.4 million (18%) during the three months ended November 30, 2004 compared to the three months ended November 30, 2003, primarily due to energy and crop nutrients products. The average cost of energy products increased due to overall market condition while volumes stayed fairly consistent to the three months ended November 20, 2003. Crop nutrients average cost increased primarily due to market conditions and volumes increased primarily due to weather conditions that increased the demand for these products.

        The Processed Grains and Foods segment cost of goods sold of $157.1 million increased by $14.9 million (11%) compared to the three months ended November 30, 2003, which was primarily due to the increased cost of soybean crude oil and additional volumes of soybeans processed at our crushing plant in Fairmont, Minnesota.

        Marketing, General and Administrative. Marketing, general and administrative expenses of $47.9 million for the three months ended November 30, 2004 increased by $2.1 million (5%) compared to the three months ended November 30, 2003. The net increase is primarily due to higher administrative costs in the Country Operations and Services segment.

        Gain on Legal Settlements. The Country Operations and Services segment received cash of $0.3 million during the three months ended November 30, 2003 from the settlement of a class action lawsuit alleging illegal price fixing against various feed vitamin product suppliers.

        Interest. Interest expense of $11.6 million for the three months ended November 30, 2004 increased slightly compared to the three months ended November 30, 2003. The average short-term interest rate increased 0.3% and was partially offset by a decrease in the average level of short-term borrowings of $246.9 million during the three months ended November 30, 2004 compared to the same period in 2003.

        Equity Income from Investments. Equity income from investments of $16.7 million for the three months ended November 30, 2004 increased by $3.0 million (22%) compared to the three months ended November 30, 2003. We record equity income or loss from the investments that we own 50% or less of for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our consolidated statements of operations. The increase in equity income from investments was primarily attributable to improved earnings from investments within our Grain Marketing segment of $2.7 million and decreased losses from our Agronomy segment investments of $2.5 million, which are partially offset by decreased earnings of $3.0 million from investments within our Processed Grains and Foods segment.

        The Grain Marketing segment generated increased earnings of $2.7 million, primarily in two exporting joint ventures due to increased export demand and favorable ocean freight spreads from the Pacific Northwest, where the exporting facilities are located, to the Pacific Rim. These factors contributed to a $2.1 million increase in equity income from our investment in TEMCO, a joint venture, which exports primarily corn and soybeans. Similar conditions contributed to a $0.6 million improvement in equity income from our wheat exporting investment in United Harvest.

        The Agronomy segment recorded decreased losses of $2.5 million from equity investments. This improvement is primarily attributable to the wholesale crop protections operations of the Agriliance joint venture. Crop protection products primarily consist of the wholesale distribution and, to a lesser degree, the blending and packaging of herbicide and pesticide products. Crop protection earnings improved compared to the same period in 2003 as a result of increased vendor rebates and competitive allowance; however, the prices of these products continue to decline as many come off patent and are replaced by cheaper generic brands. Crop nutrient volumes, which primarily consist of fertilizers and micronutrients, are down 2% over last year, primarily due to a competitive, global supply environment, which has affected both price and volume. Southern retail operations losses increased compared to the same period in 2003 as a result of adverse weather conditions in the southeastern region of the United States.

        The Processed Grains and Foods segment reported decreased earnings of $3.0 million from equity investments. Ventura Foods, our oilseed-based products and packaged foods joint venture, recorded decreased earnings of $1.9 million and Horizon, our wheat milling joint venture, recorded decreased earnings of $1.1 million compared to the same three months in the previous year, primarily as a result of reduced margins due to higher input costs.

        Loss on Impairment of Investments. We recorded a pretax impairment loss on our CF Industries, Inc. investment of $35.0 million for the three months ended November 30, 2004.

        Minority Interests. Minority interests of $8.2 million for the three months ended November 30, 2004 increased by $4.3 million (109%) compared to the three months ended November 30, 2003. This increase was primarily a result of more profitable operations within our majority-owned subsidiaries compared to the three months ended November 30, 2003. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary which we consolidate in our Energy segment.

        Income Taxes. Income tax expense of $5.0 million for the three months ended November 30, 2004 compares with $7.6 million for the three months ended November 30, 2003, resulting in effective tax rates of 21.8% and 13.1%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the periods ended November 30, 2004 and 2003. The income taxes and effective tax rate vary each period based upon profitability and nonpatronage business activity during each of the comparable periods.

Comparison of the Years Ended August 31, 2004 and 2003

        General. We recorded pretax earnings of $247.0 million in fiscal 2004 compared to $136.5 million in fiscal 2003, an increase of $110.5 million (81%). These results reflected increased pretax earnings in each of our business segments.

        The Agronomy segment generated pretax earnings of $27.6 million for the year ended August 31, 2004 compared to $13.5 million in the prior year. This increase in earnings of $14.1 million (104%) is primarily attributable to the acquisition of Farmland’s interests in Agriliance, as previously discussed, which represents $7.3 million of the increase in earnings, and improved Agriliance earnings from operations.

        The Energy segment generated pretax earnings of $156.4 million for the year ended August 31, 2004 compared with $83.5 million in the prior year. This increase in earnings of $72.9 million (87%) is primarily attributable to higher margins on refined fuels products, which resulted mainly from increased global demand. Earnings on lubricants, propane and transportation also improved compared to the previous year.

        The Country Operations and Services segment generated pretax earnings of $36.1 million for the year ended August 31, 2004 compared to $32.8 million in the prior year. This increase in earnings of $3.3 million (10%) resulted primarily from strong operating margins in energy, seed, agronomy and processed sunflower products. In addition, pretax earnings from commodity brokerage and insurance services improved by $0.9 million compared to the prior year. During 2004 and 2003, the Country Operations and Services segment recorded $0.7 million and $10.9 million of earnings, respectively, from the cash settlements of a class action lawsuit alleging illegal price fixing against various feed vitamin product suppliers.

        The Grain Marketing segment generated pretax earnings of $8.5 million for the year ended August 31, 2004 compared to $3.7 million in the prior year. This increase in earnings of $4.8 million (127%) includes improved earnings in our two exporting joint ventures, TEMCO and United Harvest. Short supplies created strong demands for wheat, corn and soybeans along with favorable ocean freight spreads from the Pacific Northwest to Asia contributed to the improved earnings for these two joint ventures. During the third quarter of fiscal 2004, we, along with several other international grain marketing companies, experienced contract issues with Chinese customers for soybeans. Because the value of soybeans had declined between the date of the contracts and the delivery date, certain Chinese customers indicated their intent of nonperformance on these contracts. At that time, based upon an assessment of the impact of default, we valued those contracts at $18.5 million less than current market value, which was recorded as an addition to cost of goods sold in May 2004. We have since reached resolution on most of those contracts and have established receivables for the expected proceeds. These expected proceeds approximate the valuation placed on the contracts on May 31, 2004, and therefore, there was no additional impact on our net income during the fourth quarter of fiscal 2004.

        The Processed Grains and Foods segment generated pretax earnings of $19.4 million for the year ended August 31, 2004 compared to $4.2 million in the prior year. This increase in earnings of $15.2 million was primarily the result of improved crushing and refining margins within our oilseed processing operations. A poor 2003 harvest of soybeans in the U.S. because of weather conditions coupled with strong export demand put soybeans in short supply which widened soybean meal and oil margins throughout most of fiscal 2004. Earnings from our wheat milling joint venture, Horizon Milling, improved $3.0 million in fiscal 2004 while results from Mexican foods declined $1.1 million. Our share of earnings from Ventura Foods, our packaged foods joint venture, increased $0.9 million compared to the prior year.

        Net Income. Consolidated net income for the year ended August 31, 2004 was $221.3 million compared to $123.8 million for the year ended August 31, 2003, which represents a $97.5 million (79%) increase.

        Net Sales. Consolidated net sales of $10.9 billion for the year ended August 31, 2004 compared to $9.3 billion for the year ended August 31, 2003, which represents a $1.6 billion (18%) increase.

        Energy net sales of $3.9 billion increased $353.2 million (10%) during the year ended August 31, 2004 compared to the year ended August 31, 2003. During the years ended August 31, 2004 and 2003, the Energy segment recorded sales to the Country Operations and Services segment of $121.2 million and $94.2 million, respectively. Intersegment sales are eliminated in deriving consolidated sales but are included for segment reporting purposes. The net sales increase of $353.2 million is comprised of an increase of $578.9 million related to price appreciation and a decrease in sales of $225.7 million because of lower sales volume, primary on refined fuels and propane products. On a more product-specific basis, we own and operate two crude oil refineries from which we produce approximately 60% of the refined fuels products that we sell, the balance is purchased from other U.S. refiners and distributors. Refined fuels net sales increased $317.9 million (13%), of which $444.4 million was related to a net average price increase partially offset by a decrease of $126.5 million related to reduced volumes. The sales price of refined fuels increased $0.17 per gallon (18%) and volumes decreased 4% when comparing the year ended August 31, 2004 with the same period a year ago. Higher crude oil costs and global supply and demand forces contributed to the increase in refined fuels selling prices. The volume of refined fuels sales decreased primarily because of the non-renewal of a supply agreement with another refiner. Propane net sales increased by $33.1 million (7%), of which $84.6 million was related to a net average selling price change partially offset by a decrease of $51.5 million due to reduced volumes compared to the previous year. Propane prices increased $0.10 per gallon (18%) and sales volume decreased 9% in comparison of the same periods the prior year. Higher propane prices reflect lower industry stocks during the later part of 2003 as the result of a cold winter earlier in the calendar year. The lower sales volume for propane during the year ended August 31, 2004 is primarily reflective of a dry autumn which offered minimal opportunity for sales related to crop drying and a relatively warm early winter which reduced demand for home heating as compared to the same period in 2003.

        Company-wide grain and oilseed net sales of $5.3 billion increased $867.1 million (19%) during the year ended August 31, 2004 compared to the year ended August 31, 2003. Sales to external customers by the Grain Marketing segment totaled $4,960.9 million and $4,136.8 million during the years ended August 31, 2004 and 2003, respectively. Grain sales of the Country Operations and Services segment to external customers during these same periods were $386.0 million and $343.0 million, respectively. Sales of grain between Country Operations and Services and Grain Marketing segments during these same periods were $1,032.2 million and $799.4 million, respectively. These intersegment sales are included for segment reporting purposes, but are eliminated on a consolidated basis. The net sales increase of $867.1 million is attributable to higher grain prices and increased volumes during the year ended August 31, 2004 compared to the same period last fiscal year. The average sales price of all grain and oilseed commodities sold reflected an increase of $0.44 per bushel (11%), which contributed $480.8 million to the increase in net sales. Commodity prices in general increased due to a poor 2003 harvest in the U.S. because of weather conditions which caused a shortage of grains and oilseeds. The average market price per bushel of soybeans, corn and spring wheat were $2.34, $0.37 and $0.25 greater than the prices on those same grains as compared to the year ended August 31, 2003. Volumes increased 8% during the year ended August 31,

2004 compared with the same period of a year ago, and contributed $386.3 million to the increase. Wheat, corn and soybeans reflected the largest volume increases. Demand from Chinese customers increased international exports of soybeans.

        Country operations non-grain net sales of $854.6 million increased by $108.9 million (15%) during the year ended August 31, 2004 compared to the year ended August 31, 2003 primarily the result of increased average selling prices on energy, crop nutrients, seed and processed sunflower products. Overall, the average selling price on these products has increased compared to the previous year. In addition, volumes are up due to acquisitions.

        Processed Grains and Foods segment net sales of $800.7 million increased $309.5 million (63%) during the year ended August 31, 2004 compared to the year ended August 31, 2003. Oilseed processing sales increased $313.4 million, of which $159.6 million was due to higher sales volumes, and $153.8 million was due to price appreciation. The average selling price of processed and refined oilseed products increased $76 per ton and $0.08 per pound, respectively, compared to the previous year. The volume increase is primarily due to the additional volumes from the crushing plant in Fairmont, Minnesota that began operations during the first quarter of fiscal year 2004. The price increase is primarily related to overall global market conditions for soybean oil. Sales of Mexican foods products decreased $3.3 million compared to the year ended August 31, 2003.

        Other Revenues. Other revenues of $141.3 million increased $18.7 million (15%) during the year ended August 31, 2004 compared to the year ended August 31, 2003. The majority of other revenue was generated within the Country Operations and Services and the Grain Marketing segments and derived primarily from services performed through the Country Operations and Services segment’s elevator and agri-service centers, including grain storage, grain cleaning, fertilizer spreading, crop protection product spraying and other services of this nature; the Country Operations and Services segment’s financial services, and the Grain Marketing segment’s service activities at its export terminals for loading vessels. Services revenue within the Country Operations and Services segment increased $5.0 million compared to the previous year, primarily due to increased commissions on commodity hedging and insurance services as a result of increased market share and expanded services offerings and safety and loss credits. Grain marketing services revenues and delivery income increased by $4.5 million compared to the year ended August 31, 2003. The Energy segment received $2.1 million of sulfur allotment recovery for the sale of a portion of its sulfur credits. In addition, we received patronage refunds of $7.7 million during the year ended August 31, 2004, an increase of $4.5 million (137%) compared to the previous year. The increase in patronage refunds is primarily the result of a patronage distribution in one of our cooperative investments, which was related to gains on legal settlements and on the sale of a warehouse facility.

        Cost of Goods Sold. Cost of goods sold of $10.6 billion increased $1.5 billion (17%) during the year ended August 31, 2004 compared to the year ended August 31, 2003.

        The Energy segment net cost of goods sold increased by $286.5 million (8%) during the year ended August 31, 2004 compared to the same period of the prior year, primarily due to increased average costs, which was partially offset by reduced volumes. On a more product-specific basis, the average cost of refined fuels increased by $0.16 per gallon, which was partially offset by a 4% decrease in volumes compared to the year ended August 31, 2003. The average cost increase on refined fuels is reflective of higher input costs at our two crude oil refineries and higher average prices on the refined products that are purchased for resale compared to the year ended August 31, 2003. The average per unit cost of crude oil purchased for the two refineries increased 15% compared to the previous fiscal year end. We process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost of propane increased $0.11 per gallon, which was partially offset by a 9% decrease in volumes compared to the year ended August 31, 2003. Propane volumes were reduced due to a dry autumn and relatively warm early winter, which was partially offset by an average cost increase due to higher input costs compared to the year ended August 31, 2003.

        The cost of all grains and oilseed procured by us through our Grain Marketing and Country Operations and Services segments increased $857.6 million (19%) compared to the year ended August 31, 2003, primarily the result of a $0.43 (11%) average cost per bushel increase and an 8% increase in volumes compared to the prior year. In addition to higher commodity prices, increased shipping costs and the $18.5 million net effect of the Chinese contract defaults described above contributed to this increase in cost of goods sold.

        Country operations non-grain cost of goods sold increased $105.5 million (13%) during the year ended August 31, 2004 compared to the year ended August 31, 2003, primarily due to an increased average cost per unit on energy products and crop nutrients, and additional volumes from acquisitions.

        The Processed Grains and Foods segment cost of goods sold increased by $294.0 million (62%) compared to the year ended August 31, 2003, which was primarily due to additional volumes of soybeans processed at the new crushing plant in Fairmont, Minnesota, and increased cost of raw materials in oilseed processing.

        Marketing, General and Administrative. Marketing, general and administrative expenses of $208.3 million for the year ended August 31, 2004 increased by $24.5 million (13%) compared to the year ended August 31, 2003. The net increase includes additional expenses due to increased retiree benefit expenses of $4.9 million, higher healthcare costs and other employee related benefits and $5.4 million of additional bad debt expenses in the Country Operations and Services segment.

        Gain on Sale of Investment. During the year ended August 31, 2004, we recorded a gain of $14.7 million within the Energy segment from the sale of a portion of a petroleum crude oil pipeline investment. NCRA exercised its right of first refusal to purchase a partial interest in the pipeline, and subsequently sold a 50% interest to another third party for proceeds of $25.0 million.

        Gain on Legal Settlements. The Country Operations and Services segment received cash of $0.7 million and $10.9 million during the years ended August 31, 2004 and 2003, respectively, from the settlement of a class action lawsuit alleging illegal price fixing against various feed vitamin product suppliers.

        Interest. Interest expense of $51.6 million for the year ended August 31, 2004 increased by $3.0 million (6%) compared to the year ended August 31, 2003. The average level of short-term borrowings increased $93.2 million primarily due to financing higher working capital needs and was partially offset by an average short-term interest rate decrease of 0.4% during the year ended August 31, 2004 compared to the year ended August 31, 2003.

        Equity Income from Investments. Equity income from investments of $79.0 million for the year ended August 31, 2004 increased by $31.7 million (67%) compared to the year ended August 31, 2003. We record equity income or loss from the investments we own 50% or less of our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our consolidated statements of operations. The increase in equity income from investments was primarily attributable to improved earnings from investments within our Agronomy segment of $15.0 million, Grain Marketing segment of $13.1 million and Processed Grain and Foods segment of $3.9 million.

        The Agronomy segment joint ventures generated increased earnings of $15.0 million. In April 2004, we finalized the purchase of additional ownership in Agriliance so that we now own 50%, which accounts for $7.3 million of the increase. In addition, Agriliance recorded increased earnings from operations primarily in wholesale crop protection operations compared to the same period of a year ago. Agriliance recorded improved earnings on its crop protection products, which primarily consist of herbicides and pesticides, due to increased market share. However, the price of these products continues to decline as many come off patent and are replaced by cheaper generic brands. Crop nutrient volumes, which primarily consist of fertilizers and micronutrients, are down 20% over last year, which partially reduced Agriliance earnings. Consistently high and volatile domestic prices for crop nutrient products have created a competitive, global supply environment.

        The Grain Marketing segment recorded increased earnings of $13.1 million, primarily in two exporting joint ventures due to increased export demand and favorable ocean freight spreads from the Pacific Northwest, where the exporting facilities are located, to the Pacific Rim. These factors contributed to a $6.8 million increase in equity income from our investment in TEMCO, a joint venture, which exports primarily corn and soybeans. Similar conditions contributed to a $5.2 million improvement in equity income from our wheat exporting investment in United Harvest.

        The Processed Grains and Foods segment showed increased earnings of $3.9 million, of which $3.0 million was from Horizon, a wheat milling joint venture, due to increased operating efficiencies and demand growth for whole-grain wheat products. Ventura Foods, an oilseed based products and packaged foods joint venture, recorded increased earnings of $0.9 million compared to the previous year.

        Minority Interests. Minority interests of $33.8 million for the year ended August 31, 2004 increased by $11.9 million (54%) compared to the year ended August 31, 2003. This increase was primarily a result of more profitable operations within our majority-owned subsidiaries compared to the prior year and the minority interest net effect of the gain on the sale of the NCRA investment. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary.

        Income Taxes. Income tax expense of $25.7 million for the year ended August 31, 2004 compares with $12.7 million for the year ended August 31, 2003, resulting in effective tax rates of 10.4% and 9.3%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2004 and 2003. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Comparison of the Years Ended August 31, 2003 and 2002

        Net Income. Consolidated net income for the year ended August 31, 2003 was $123.8 million compared to $126.1 million for the year ended August 31, 2002, which represents a $2.3 million (2%) decrease. This decrease in profitability is primarily attributable to decreased earnings in the Processed Grains and Foods and Grain Marketing segments, which was partially offset by increased earnings within the Energy, Country Operations and Services and Agronomy segments compared to the year ended August 31, 2002.

        Net Sales. Consolidated net sales of $9.3 billion for the year ended August 31, 2003 increased $2.1 billion (30%) compared to the year ended August 31, 2002.

        Energy net sales of $3.6 billion increased $963.6 million (37%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. Sales for the year ended August 31, 2003 and 2002 were $3,648.1 million and $2,657.7 million, respectively. We eliminated all intersegment sales from the Energy segment to the Country Operations and Services segment of $94.2 million and $67.4 million for the years ended August 31, 2003 and 2002, respectively. Refined fuels net sales increased by $783.2 million, of which $418.0 million was related to a net average price change and $365.2 million was related to a net volume change. The sales price of refined fuels increased $0.18 per gallon and volume increased 17% compared to the year ended August 31, 2002. Refined fuels commodity prices increased due to global uncertainty in the energy markets brought on by the ensuing war and the Venezuela disruption. Propane net sales increased by $137.0 million, of which $75.9 million was related to a net volume change and $61.1 million was related to a net average price change. The average sales price of propane increased by $0.09 per gallon and volume increased by 19% compared to the year ended August 31, 2002. Domestic propane inventories were at extremely low levels coming out of the heating season, which supported a higher selling price. Refined fuels and propane volume increases were primarily a result of acquisitions, with the largest acquisition taking place in November 2001, when we purchased for $32.6 million, the wholesale energy business of Farmland Industries, Inc. (Farmland), as well as all interest in Country Energy, LLC a joint venture formerly with Farmland.

        Company-wide grain and oilseed net sales of $4.5 billion increased $1.0 billion (30%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. Sales to external customers by the Grain Marketing segment totaled $4,136.8 million and $3,211.9 million during the years ended August 31, 2003 and 2002, respectively. Grain sales of the Country Operations and Services segment to external customers during these same periods were $343.0 million and $246.2 million, respectively. Sales of grain between Country Operations and Services and Grain Marketing segments during these same periods were $799.4 million and $685.4 million, respectively. These intersegment sales are included for segment reporting purposes, but we eliminate all intersegment sales on a consolidated basis. The net increase in sales was primarily due to an increase of $0.93 (30%) per bushel in the average sales price of all grain and oilseed marketed by us while volumes remained essentially unchanged from the prior year. The net increase in company-wide grain and oilseed of $1.0 billion was primarily related to the price change due to stronger commodity prices and increased international soybean exports.

        Country operations non-grain net sales of $745.8 million increased by $133.3 million (22%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. The net average price and net volume increased on the majority of farm supply products, which consists of seed; plant food; energy products; animal health ingredients, supplements and products; animal health products; and crop nutrient and crop protection products, compared to the prior year. In addition, net sales increased $46.4 million compared to the prior year due to the acquisition of a sunflower processing plant.

        Processed Grains and Foods segment net sales of $491.2 million decreased $4.3 million (1%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. Intersegment sales of $0.7 million and $0.6 million for the years ended August 31, 2003 and 2002, respectively, have been eliminated. Oilseed processing and refining net sales increased $81.4 million primarily due to an average selling price increase of $0.07 per bushel in refined oilseed. In addition, Mexican Foods sales increased $4.1 million compared to the prior year. These sales increases were partially offset by an $89.6 million decrease in sales due to the formation of Horizon Milling, a wheat flour milling and processing joint venture that was formed in January 2002. After that date, we accounted for operating results of Horizon Milling under the equity method of accounting.

        Other Revenues. Other revenues of $122.6 million increased $15.2 million (14%) during the year ended August 31, 2003 compared to the year ended August 31, 2002. The most significant increases were within the Energy, Grain Marketing and Corporate and Other segments compared to the prior year. Patronage refunds received of $3.3 million during the year ended August 31, 2003, decreased $0.6 million (16%) compared to the year ended August 31, 2002, due to reduced patronage dividends from cooperatives.

        Cost of Goods Sold. Cost of goods sold of $9.1 billion increased $2.1 billion (31%) during the year ended August 31, 2003 compared to the year ended August 31, 2002.

        The Energy segment net cost of goods sold increased by $960.5 million (40%) during the year ended August 31, 2003 compared to the prior year, primarily due to refined fuels average cost increase of $778.1 million (46%), which consists of increased average cost of $0.18 per gallon and volume increases of 17% compared to the year ended August 31, 2002. In addition, the average cost of propane increased by $138.1 million (43%), of which the average cost increased by $0.10 per gallon and volumes increased by 19% compared to the prior year. Energy cost increases primarily related to the global effects of higher input costs and increased volumes primarily as a result of acquisitions.

        The cost of all grains and oilseed procured by us through our Grain Marketing and Country Operations and Services segments increased by $1.0 billion (30%) compared to the year ended August 31, 2002 primarily due to a $0.92 (30%) average cost per bushel increase while volumes remained essentially unchanged from the prior year. This increase in cost of goods sold was primarily the result of higher commodity prices and increased international exports.

        Country operations non-grain cost of goods sold increased by $129.1 million (12%) during the year ended August 31, 2003 compared to the prior year primarily due to a sunflower processing plant acquisition and increased average cost per unit on most farm supply products.

        Processed Grains and Foods segment cost of goods sold increased by $11.0 million (2%) compared to the year ended August 31, 2002. Oilseed processing and refining cost of goods sold increased $94.6 million, primarily due to the increased cost of raw materials related to oilseed refining of $0.07 per bushel. This increase was partially offset by decreased cost of goods sold of $89.7 million related to the formation of Horizon Milling, as previously discussed.

        Marketing, General and Administrative. Marketing, general and administrative expenses of $183.8 million for the year ended August 31, 2003 increased by $1.6 million (1%) compared to the year ended August 31, 2002. The net increase is primarily due to additional expenses within the Country Operations and Services segment primarily due to a sunflower plant acquisition.

        Gain on Legal Settlements. The Country Operations and Services segment received cash of $10.9 million and $3.0 million during the years ended August 31, 2003 and 2002, respectively, from the settlement of a class action lawsuit alleging illegal price fixing against various feed vitamin product suppliers.

        Interest. Interest expense of $48.7 million for the year ended August 31, 2003 increased by $6.2 million (15%) compared to the year ended August 31, 2002. The average level of short-term borrowings increased $88.1 million primarily due to financing higher working capital needs, which was partially offset by an average short-term interest rate decrease of 0.4% during the year ended August 31, 2003 compared to August 31, 2002. Long-term debt borrowings increased due to an additional $175.0 million of private placement debt that was issued in October 2002.

        Equity Income from Investments. Equity income from investments of $47.3 million for the year ended August 31, 2003 decreased by $10.8 million (19%) compared to the year ended August 31, 2002. We record equity income or loss from the investments we own 50% or less of for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our consolidated statements of operations. The decrease in equity income from investments was primarily attributable to decreased earnings in Ventura Foods, which was partially offset by increased earnings in Agriliance compared to the prior year. During the fiscal year ended August 31, 2003, we recorded an additional 13.1% of income from the CPP business of Agriliance, as previously discussed.

        Minority Interests. Minority interests of $22.0 million for the year ended August 31, 2003 increased by $6.6 million (43%) compared to the year ended August 31, 2002. The net change in minority interests during the year ended August 31, 2003 compared to the prior year was primarily a result of more profitable operations within our majority-owned subsidiaries. Substantially all minority interests relate to NCRA, an approximately 74.5% owned subsidiary.

        Income Taxes. Income tax expense of $12.7 million for the year ended August 31, 2003 compares with $18.7 million for the year ended August 31, 2002, resulting in effective tax rates of 9.3% and 12.9%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2003 and 2002. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Liquidity and Capital Resources

        On November 30, 2004, we had working capital, defined as current assets less current liabilities, of $616.9 million and a current ratio, defined as current assets divided by current liabilities, of 1.4 to 1.0 compared to working capital of $493.4 million and a current ratio of 1.3 to 1.0 on August 31, 2004. On November 30, 2003, we had working capital of $489.3 million and a current ratio of 1.3 to 1.0 compared to working capital of $458.7 million and a current ratio of 1.3 to 1.0 on August 31, 2003. The increase in working capital between August 31, 2004 and November 30, 2004 is primarily due to the addition of $125.0 million in long-term debt during this period. This financing was initiated in part to fund capital expenditures related to the low sulfur fuel regulations discussed below in Cash Flows from Investing Activities.

        We have committed lines of revolving credit which are used primarily to finance inventories and receivables consisting of a $750 million 364-day revolver and a $150 million three-year revolver. These credit facilities are established with a syndicate of domestic and international banks, and the inventories and receivables financed with these loans are highly liquid. On November 30, 2004, there were no dollars outstanding on these lines of credit as we used the proceeds from the addition of $125.0 million in long-term debt previously mentioned, to pay down the revolving lines of credit. Our management believes we have adequate liquidity to cover any increase in net operating assets and liabilities in the foreseeable future.

Cash Flows from Operations

        Cash flows from operations are generally affected by commodity prices. These commodity prices are affected by a wide range of factors beyond our control, including weather, crop conditions, drought, the availability and the adequacy of supply and transportation, government regulations and policies, world events, and general political and economic conditions. These factors are described in the Risk Factors beginning on page 7 of this prospectus, and may affect net operating assets and liabilities, and liquidity.

        Cash flows provided by operating activities were $78.4 million for the three months ended November 30, 2004. Cash flows used in operating activities were $160.5 million during the three months ended November 30, 2003. Volatility in cash flows from operations for these periods is primarily the result of changing grain prices as well as grain inventory quantities. On November 30, 2004, the market price per bushel of spring wheat, soybeans and corn decreased by $0.21 (6%), $0.93 (15%) and $0.35 (15%), respectively, when compared to their respective values on August 31, 2004, but due to harvest, there was an increase in grain inventories of 33.7 million bushels (222%) in the Country Operations and Services segment. The effect of declining grain prices contributed to the cash provided by operating activities during the three months ended November 30, 2004. On November 30, 2003, the market price per bushel of spring wheat, soybeans and corn were $0.30 (8%), $1.85 (31%), and $.01 (0%) greater than their respective values on August 31, 2003. These increases in grain prices, in combination with larger inventories of 25.6 million bushels and 14.0 million bushels for the Country Operations and Services and the Grain Marketing segments, respectively, had the effect of contributing significantly to an increase in net operating assets and liabilities compared to those on August 31, 2003, thus using cash resources.

        Our operating activities provided net cash of $78.4 million during the three months ended November 30, 2004. Net income of $18.0 million, net non-cash expenses of $52.5 million, and a decrease in net operating assets and liabilities of $7.9 million, provided this net cash from operating activities. The primary components of net non-cash expenses included depreciation and amortization of $27.1 million, loss on impairment of investment of $35.0 million and minority interests of $8.2 million, partially offset by income from equity investments of $16.7 million. The decrease in net operating assets and liabilities was caused primarily by a decrease in the market price of grain as discussed in the preceding paragraph, which decreased grain inventory values and other related items such as hedging deposits that are included in other current assets.

        Our operating activities used net cash of $160.5 million during the three months ended November 30, 2003. Net income of $50.7 million and net non-cash expenses of $16.9 million were offset by an increase in net operating assets and liabilities of $228.1 million. The primary components of net non-cash expenses included depreciation and amortization of $26.8 million and minority interests of $3.9 million, which were partially offset by income from investments of $13.7 million. The increase in net operating assets and liabilities was caused primarily by an increase in the market price of grain as previously discussed. Factors contributing to the price appreciation included a shortage of transportation and a perceived future shortage of soybeans due to poor late season growing conditions for that crop. A major part of the increase in net operating assets and liabilities was financed with short-term notes payable. Because the change in short-term notes payable is shown in cash flows from financing activities, this source of cash does not offset the corresponding use of cash as part of the cash flows from operating activities in the Consolidated Statements of Cash Flows.

        Cash flows provided by operating activities were $333.3 million and $216.5 million for the years ended August 31, 2004 and 2003, respectively. Cash used in operating activities was $35.9 million for the year ended August 31, 2002. Volatility in cash flows from operations between fiscal 2004 and 2003 is primarily the result of increased earnings of $97.5 million (79%) during fiscal 2004 compared to 2003, as well as a decrease in net operating assets and liabilities as a result of decreased grain and oilseed inventories. Volatility in cash flows from operations between fiscal 2003 and 2002 is primarily the result of changing grain prices.

        Operating activities provided net cash of $333.3 million during the year ended August 31, 2004. Net income of $221.3 million, net non-cash expenses of $54.0 million, and a decrease in net operating assets and liabilities of $58.0 million, provided this net cash from operating activities. The primary components of net non-cash expenses included depreciation and amortization of $108.4 million and minority interests of $33.8 million, which were partially offset by income from equity investments of $79.0 million and a pretax gain on the sale of an investment of $14.7 million. The decrease in net operating assets and liabilities was caused primarily by a decrease in grain and oilseed inventories of 25.7 million bushels (63%) in the Country Operations and Services segment, and 5.2 million bushels (14%) in the Grain Marketing segment.

        Operating activities provided net cash of $216.5 million during the year ended August 31, 2003. Net income of $123.8 million and net non-cash expenses of $98.0 million were partially offset by a small increase in net operating assets and liabilities of $5.3 million. The primary components of net non-cash expenses included depreciation and amortization of $111.3 million and minority interests of $22.0 million, which were partially offset by income from equity investments of $47.3 million. Grain and oilseed prices on August 31, 2003 remained at the approximate levels prevailing on August 31, 2002, as market conditions were similar at the end of both fiscal years. Consequently, net operating assets and liabilities at August 31, 2003 changed only slightly compared with those at the prior year-end.

        Operating activities used net cash of $35.9 million during the year ended August 31, 2002. Net income of $126.1 million and net non-cash expenses of $62.4 million were offset by an increase in net operating assets and liabilities of $224.4 million. The primary components of net non-cash expenses included depreciation and amortization of $104.0 million and minority interests of $15.4 million, which were partially offset by income from equity investments of $58.1 million. The increase in net operating assets and liabilities was caused primarily by increases in the prices of the three primary grain commodities handled by us. Grain and oilseed prices increased considerably at the end of fiscal 2002 in response to drought conditions in parts of the grain production area, which reduced overall market supply and resulted in an increase in grain and oilseed inventory values of $155.6 million compared to that same inventory category of the prior year. The market price of spring wheat, soybeans and corn was higher on August 31, 2002 by $2.15 per bushel (70%), $1.15 per bushel (24%) and $0.45 per bushel (21%), respectively, than at the end of the prior fiscal year. These increases in grain prices also had the affect of increasing hedging margin deposits, which are carried in other current assets, and receivables. These and other less significant factors increased net operating assets and liabilities by $224.4 million and were the largest use of cash from operations. A major part of this increase in net operating assets and liabilities was financed with short-term notes payable. Because the change in short-term notes payable is shown in cash flows from financing activities, this source of cash does not offset the corresponding use of cash as part of the cash flows from operating activities in the Consolidated Statements of Cash Flows.

        We expect our net operating assets and liabilities to increase when compared to the levels on November 30, 2004, through the second quarter of fiscal 2005. We expect to increase crop nutrient and crop protection product inventories and prepayments to suppliers of these products at our country operations locations during the second fiscal quarter. At the same time, we expect this increase in net operating assets and liabilities to be partially offset by the collection of prepayments from our own customers for these products. Prepayments are frequently used for agronomy products to assure supply, and at times to guarantee price. Harvest for several commodities was delayed due to wet weather conditions. Production forecasts indicated normal to above normal volumes for most commodities, and a strong harvest did produce good yields. Anticipation of adequate supply has had the effect of producing grain prices that are generally lower than the prices of a year ago. Although crude oil prices are at or near historical highs, related inventories and receivables are turned in a relatively short period, thus mitigating the effect on operating assets and liabilities. We believe that we have adequate capacity through our committed credit facility to meet any likely increase in net operating assets and liabilities.

Cash Flows from Investing Activities

        For the three months ended November 30, 2004 and 2003, the net cash flows used in our investing activities totaled $35.8 million and $4.6 million, respectively.

        The acquisition of property, plant and equipment comprised the primary use of cash totaling $63.9 million and $52.2 million for the three months ended November 30, 2004 and 2003, respectively. During the first quarter of the prior fiscal year, we entered into a sale-leaseback transaction for our Fairmont oilseed crushing facility equipment and received cash proceeds of $19.8 million from the sale. For the year ending August 31, 2005, we expect to spend approximately $313.9 million for the acquisition of property, plant and equipment. Capital expenditures primarily related to the U.S. Environmental Protection Agency (EPA) low sulfur fuel regulations required by 2006, are expected to be approximately $87.0 million for our Laurel, Montana refinery and $311.0 million for NCRA’s McPherson, Kansas refinery, of which $66.5 million has been spent at the Laurel refinery and $156.3 million has been spent by NCRA at the McPherson refinery as of November 30, 2004. We expect all of these compliance capital expenditures at the refineries to be complete by December 31, 2005, and anticipates funding these projects with a combination of cash flows from operations and debt proceeds.

        In October 2003, we and NCRA reached agreement with the EPA and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment, regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements, which resulted from nearly three years of discussions, take the form of consent decrees filed with the U.S. District Court for the District of Montana (Billings Division) and the U.S. District Court for the District of Kansas. Each consent decree details specific capital improvements, supplemental environmental projects and operational changes that we and NCRA have agreed to implement at the relevant refinery over the next several years. The consent decrees also require us and NCRA to pay approximately $0.5 million in aggregate civil cash penalties. We and NCRA anticipate that their aggregate capital expenditures related to these settlements will total approximately $25.0 million to $30.0 million over the next seven years. Approximately 50 percent of the expenditures will be made over the first three years. We do not believe that the settlements will have a material adverse effect on us.

        Investments made during the three months ended November 30, 2004 and 2003 totaled $46 thousand and $10 thousand, respectively.

        During the three months ended November 30, 2004, the changes in notes receivable resulted in an increase in cash flows of $0.6 million, and during the three months ended November 30, 2003, a decrease in cash flows of $6.1 million, primarily from related party notes receivables at NCRA with its minority owners, Growmark, Inc. and MFA Oil Company.

        Distributions to minority owners for the three months ended November 30, 2004 and 2003 were $3.1 million and $1.3 million, respectively, and were primarily related to NCRA. NCRA’s cash distributions to members have decreased as a percent of earnings in fiscal years 2002 through 2005, when compared to prior years, due to the funding requirements for environmental capital expenditures previously discussed.

        Partially offsetting cash outlays in investing activities were proceeds from the disposition of property, plant and equipment of $5.9 million and $21.7 million for the three months ended November 30, 2004 and 2003, respectively. During the three months ended November 30, 2003, proceeds of $19.8 million were from a sale-leaseback transaction, as previously discussed. Also partially offsetting cash usages were distributions received from joint ventures and investments totaling $23.5 million and $31.0 million for the three months ended November 30, 2004 and 2003, respectively.

        For the years ended August 31, 2004, 2003 and 2002, the net cash flows used in our investing activities totaled $181.3 million, $173.3 million and $147.6 million, respectively.

        The acquisition of property, plant and equipment comprised the primary use of cash totaling $245.1 million, $175.7 million and $140.2 million for the years ended August 31, 2004, 2003 and 2002, respectively. These acquisitions of property, plant and equipment included $8.5 million and $6.6 million acquired as part of business acquisitions during the years ended August 31, 2003 and 2002, respectively. Capital expenditures during the year ended August 31, 2003 included $46.0 million for the construction of an oilseed processing facility in Fairmont, Minnesota. The Fairmont facility was essentially complete and operational during the first quarter of fiscal 2004. Also during the first quarter of fiscal 2004, we entered into a sale-leaseback transaction for the Fairmont facility equipment and received cash proceeds of $19.8 million from the sale. For the year ending August 31, 2005, we expect to spend approximately $313.9 million for the acquisition of property, plant and equipment. Capital expenditures primarily related to the U.S. Environmental Protection Agency (EPA) low sulfur fuel regulations required by 2006, are expected to be approximately $87.0 million for our Laurel, Montana refinery and $311.0 million for NCRA’s McPherson, Kansas refinery, of which $49.2 million has been spent at the Laurel refinery and $131.0 million has been spent by NCRA at the McPherson refinery as of August 31, 2004. We expect all of these compliance capital expenditures at the refineries to be complete by December 31, 2005, and anticipate funding these projects with a combination of cash flows from operations and debt proceeds.

        Investments made during the years ended August 31, 2004, 2003 and 2002 totaled $49.8 million, $43.5 million and $6.2 million, respectively. During the year ended August 31, 2004 we purchased all of Farmland’s interest in Agriliance for a cash payment of $27.5 million, as previously discussed. During the year ended August 31, 2003, we purchased an additional 13.1% economic interest of the crop protection business of Agriliance for cash payment of $34.3 million, as previously discussed. Also during the year ended August 31, 2004, NCRA exercised its right of first refusal to purchase a partial interest in a crude oil pipeline for $16.0 million.

        Acquisitions of intangibles were $0.8 million, and $29.5 million for the years ended August 31, 2003 and 2002, respectively. During the year ended August 31, 2002, $26.4 million of the acquisitions of intangibles were related to the purchase of Farmland’s interest in its wholesale energy business, as previously discussed, and represented trademarks, tradenames and non-compete agreements.

        Net working capital acquired in business acquisitions was $13.0 million and $5.8 million, respectively, during the years ended August 31, 2003 and 2002.

        During the years ended August 31, 2004, 2003 and 2002, the changes in notes receivable resulted in decreases in cash flows of $6.9 million, $6.6 million and $22.0 million, respectively, primarily from related party notes receivables at NCRA from its minority owners, Growmark, Inc. and MFA Oil Company.

        Distributions to minority owners for the years ended August 31, 2004, 2003 and 2002 were $15.9 million, $4.4 million and $7.4 million, respectively, and were primarily related to NCRA. NCRA’s cash distributions to members have decreased as a percent of earnings in 2004, 2003 and 2002 when compared to prior years, due to the funding requirements for environmental capital expenditures previously discussed.

        Partially offsetting cash outlays in investing activities were proceeds from the disposition of property, plant and equipment of $34.5 million, $26.9 million and $20.2 million for the years ended August 31, 2004, 2003 and 2002, respectively. During the year ended August 31, 2004, proceeds of $19.8 million were from a sale-leaseback transaction, as previously discussed. During the year ended August 31, 2003, proceeds were primarily from disposals of propane plants and non-strategic locations in the Energy segment, sales of equipment and non-strategic agri-operations locations in the Country Operations and Services segment, and sales of wheat milling equipment. During the year ended August 31, 2002, proceeds were primarily from the disposal of propane plants in the Energy segment and of non-

strategic agri-operations locations in the Country Operations and Services segment. Also partially offsetting cash usages were distributions received from joint ventures and investments totaling $74.6 million, $44.4 million and $44.0 million for the years ended August 31, 2004, 2003 and 2002, respectively. During the year ended August 31, 2004, NCRA exercised its right of first refusal to purchase a partial interest in a crude oil pipeline as previously discussed, and subsequently sold a 50% interest in the same pipeline to another third party for proceeds of $25.0 million and recorded a pre-tax gain on the sale of $14.7 million.

Cash Flows from Financing Activities

        We finance our working capital needs through short-term lines of credit with a syndication of domestic and international banks. In May 2004, we renewed and expanded our committed lines of revolving credit. The previously established credit lines consisted of a $600.0 million 364-day revolver and a $100.0 million three-year revolver. The new committed credit facilities consist of a $750.0 million 364-day revolver and a $150.0 million three-year revolver. The terms of the new credit facilities are essentially the same as the terms of the credit facilities they replaced. In addition to these lines of credit, we have a two-year revolving credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million committed. On November 30, 2004, August 31, 2004 and November 30, 2003, we had total short-term indebtedness outstanding on these various facilities and other short-term notes payable totaling $1.1 million, $116.1 million and $376.8 million, respectively. In September 2004, $125.0 million received from private placement proceeds was used to pay down our 364-day credit facility.

        We finance our long-term capital needs, primarily for the acquisition of property, plant and equipment, with long-term agreements with various insurance companies and banks. In June 1998, we established a long-term credit agreement through the cooperative banks. This facility committed $200.0 million of long-term borrowing capacity to us, with repayments through fiscal year 2009. The amount outstanding on this credit facility was $127.1 million, $131.2 million and $136.1 million on November 30, 2004, August 31, 2004 and November 30, 2003, respectively. Interest rates on November 30, 2004 ranged from 2.72% to 7.13%. Repayments of $4.1 million and $1.6 million were made on this facility during each of the three months ended November 30, 2004 and 2003, respectively.

        Also in June 1998, we completed a private placement offering with several insurance companies for long-term debt in the amount of $225.0 million with an interest rate of 6.81%. Repayments are due in equal annual installments of $37.5 million each in the years 2008 through 2013.

        In January 2001, we entered into a note purchase and private shelf agreement with Prudential Insurance Company. The long-term note in the amount of $25.0 million has an interest rate of 7.9% and is due in equal annual installments of approximately $3.6 million, in the years 2005 through 2011. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility, and has an interest rate 7.43%. Repayments are due in equal annual installments of approximately $7.9 million, in the years 2005 through 2011.

        In October 2002, we completed a private placement with several insurance companies for long-term debt in the amount of $175.0 million, which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and is due in equal semi-annual installments of approximately $8.8 million during the years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and is due in equal semi-annual installments of approximately $4.6 million during fiscal years 2012 through 2018.

        In March 2004, we entered into a note purchase and private shelf agreement with Prudential Capital Group, primarily for the purpose of financing the purchase of Farmland’s interest in Agriliance, as previously discussed. In April 2004, we borrowed $30.0 million under this arrangement. One long-term note in the amount of $15.0 million has an interest rate of 4.08% and is due in full at the end of the six-year term in 2010. Another long-term note in the amount of $15.0 million has an interest rate of 4.39% and is due in full at the end of the seven-year term in 2011.

        In September 2004, we entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million with an interest rate of 5.25%. The debt is due in equal annual installments of $25.0 million during the fiscal years 2011 through 2015.

        Through NCRA, we had revolving term loans outstanding of $11.3 million, $12.0 million and $14.3 million for the periods ended November 30, 2004, August 31, 2004 and November 30, 2003, respectively. Interest rates on November 30, 2004 ranged from 6.48% to 6.99%. Repayments of $0.8 million were made during each of the three months ended November 30, 2004 and 2003.

        On November 30, 2004, we had total long-term debt outstanding of $802.5 million, of which $149.5 million was bank financing, $635.0 million was private placement debt and $18.0 million was industrial development revenue bonds and other notes and contracts payable. On November 30, 2003, we had total long-term debt outstanding of $659.6 million. On August 31, 2004, we had total long-term debt outstanding of $683.8 million, of which $155.8 million was bank financing, $510.0 million was private placement debt and $18.0 million was industrial development revenue bonds and other notes and contracts payable. On August 31, 2003, we had long-term debt outstanding of $663.2 million. Our long-term debt is unsecured except for other notes and contracts in the amount of $9.9 million; however, restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios. We were in compliance with all debt covenants and restrictions as of November 30, 2004.

        During the three months ended November 30, 2004 and 2003, we borrowed on a long-term basis $125.0 million and no dollars, respectively, and during the same periods repaid long-term debt of $6.5 million and $3.8 million, respectively.

        The aggregate amount of long-term debt payable as of August 31, 2004 was as follows (dollars in thousands):

2005	$35,117
2006	35,582
2007	60,122
2008	98,626
2009	117,285
Thereafter	337,086

$683,818

        During the years ended August 31, 2004, 2003 and 2002, we borrowed on a long-term basis $35.5 million, $175.0 million and $30.0 million, respectively, and during the same periods repaid long-term debt of $15.3 million, $89.5 million and $18.0 million, respectively.

        In accordance with the bylaws and by action of our Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year. Patronage refunds are calculated based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by our Board of Directors, with the balance issued in the form of capital equity certificates. The patronage earnings from the fiscal year ended August 31, 2003 were primarily distributed during the second quarter of the year ended August 31, 2004. The cash portion of this distribution deemed by our Board of Directors to be 30% was $28.7 million. During the years ended August 31, 2003 and 2002, we distributed cash patronage of $26.5 million and $40.1 million, respectively. The patronage earnings from the fiscal year ended August 31, 2004 are expected to be distributed during the second quarter of the fiscal year 2005. The cash portion of this distribution, deemed by our Board of Directors to be 30%, is expected to be approximately $50.1 million and is classified as a current liability on the November 30, 2004 and the August 31, 2004 consolidated balance sheets.

        Effective September 1, 2004, redemptions of capital equity certificates approved by our Board of Directors will be divided into two pools, one for non-individuals (primarily member cooperatives) who will participate in an annual pro-rata program for equities older than 10 years, and another for individual members who are eligible for equity redemptions at age 72 or upon death. These equity redemptions are not automatic, and will only be redeemed upon approval by our Board of Directors. The amount that each non-individual member receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions that year as determined by our Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates older than 10 years held by that member, and the denominator is the sum of the patronage certificates older than 10 years held by all eligible non-individuals. For the years ended August 31, 2004, 2003 and 2002, we redeemed in cash, patronage-related equities in accordance with authorization from our Board of Directors in the amounts of $10.3 million, $31.1 million and $31.1 million, respectively. An additional $13.0 million of capital equity certificates were redeemed in fiscal 2004, by issuance of shares of our 8% Cumulative Redeemable Preferred Stock (New Preferred) pursuant to a registration statement on Form S-2 filed with the Securities and Exchange Commission. The amount of equities redeemed with each share of preferred stock issued was $27.10, which was the closing price per share of the stock on the NASDAQ National Market on March 2, 2004. Total cash redemptions related to the year ended August 31, 2004, to be distributed in fiscal year 2005, are expected to be approximately $32.1 million, of which $0.2 million was redeemed during the three months ended November 30, 2004 compared to $1.3 million during the three months ended November 30, 2003.

        On November 30, 2004, we had 4,226,428 shares of Preferred Stock outstanding with a total redemption value of approximately $105.7 million, excluding accumulated dividends. The Preferred Stock accumulates dividends at a rate of 8% per year, and dividends are payable quarterly.

        In 2001 and 2002 we issued 9,454,874 shares of 8% Preferred Stock (Old Preferred). In late 2002, we suspended sales of the Old Preferred, and on February 25, 2003 we filed a post-effective amendment to terminate the offering of the Old Preferred shares. In January 2003, our Board of Directors authorized the sale and issuance of up to 3,500,000 shares of New Preferred at a price of $25.00 per share. We filed a registration statement on Form S-2 with the Securities and Exchange Commission registering 3,000,000 shares of the New Preferred (with an additional over-allotment option of 450,000 shares granted to the underwriters), which was declared effective on January 27, 2003. The shares were subsequently sold for gross proceeds of $86.3 million (3,450,000 shares). The New Preferred is listed on the NASDAQ National Market. Expenses related to the issuance of the New Preferred were $3.8 million.

        On March 5, 2003, our Board of Directors authorized the redemption and conversion of the Old Preferred shares. A redemption notification and a conversion election form were sent to holders of the Old Preferred shares on March 21, 2003 explaining that on April 25, 2003 all shares of the Old Preferred would be redeemed by us for $1.00 per share unless they were converted into shares of New Preferred. The conversion did not change the base liquidation amount or dividend amount of the Old Preferred, since 25 shares of Old Preferred converted to 1 share of New Preferred. The total Old Preferred converted to the New Preferred was 7,452,439 shares, and the balance of the Old Preferred (2,002,435 shares) was redeemed for cash at $1.00 per share.

        The New Preferred accumulates dividends at a rate of 8% per year, and dividends are payable quarterly.

Off Balance Sheet Financing Arrangements

Lease Commitments:

        We have commitments under operating leases for various refinery, manufacturing and transportation equipment, rail cars, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the lease term.

        Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income for the years ended August 31, 2004, 2003 and 2002, was $35.3 million, $31.7 million and $30.7 million, respectively.

        Minimum future lease payments required under noncancellable operating leases as of August 31, 2004, were as follows:

Total

(Dollars in millions)
2005	$30.4
2006	24.5
2007	20.0
2008	16.6
2009	12.0
Thereafter	19.3

Total minimum future lease payments	$122.8

Guarantees:

        We are a guarantor for lines of credit for related companies of which $32.1 million was outstanding on November 30, 2004. Our bank covenants allow maximum guarantees of $150.0 million. In addition, our bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million. All outstanding loans with respective creditors are current as of November 30, 2004.

Debt:

        There is no material off balance sheet debt.

Contractual Obligations

        We had certain contractual obligations at August 31, 2004, which require the following payments to be made:

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(dollars in thousands)
Notes payable *	$116,115	$116,115
Long-term debt *	683,818	35,117	$95,704	$215,911	$337,086
Operating leases	122,795	30,422	44,518	28,605	19,250
Purchase obligations **	1,461,168	1,231,274	221,669	1,245	6,980
Other liabilities ***	29,770		19,592	8,416	1,762

Total obligations	$2,413,666	$1,412,928	$381,483	$254,177	$365,078

*	Included on the consolidated balance sheet.
**	Purchase obligations are legally binding and enforceable agreements to purchase goods or services that specify all significant terms, including fixed or minimum quantities; fixed, minimum, or variable price provisions; and timing of the transactions. Of the total purchase obligations, $773.9 million is included in accounts payable and accrued expenses on the consolidated balance sheet.
***	Other liabilities includes deferred compensation, deferred income taxes, accrued turnaround and contractual redemptions, and is included on the consolidated balance sheet. Of the total other liabilities on the consolidated balance sheet of $148.5 million, the timing of the payments of $118.8 million of such liabilities cannot be determined.

Critical Accounting Policies

        Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates as well as management’s judgments and assumptions regarding matters that are subjective, uncertain or involve a high degree of complexity, all of which affect the results of operations and financial condition for the periods presented. We believe that of its significant accounting policies, the following may involve a higher degree of estimates, judgments, and complexity.

Allowances for Doubtful Accounts

        The allowances for doubtful accounts are maintained at a level considered appropriate by management based on analyses of credit quality for specific accounts, historical trends of charge-offs and recoveries, and current and projected economic, market and other conditions. Different assumptions, changes in economic circumstances or the deterioration of the financial condition of our customers could result in additional provisions to the allowances for doubtful accounts and increased bad debt expense.

Inventory Valuation and Reserves

        Grain, processed grains, oilseed and processed oilseeds are stated at net realizable values, which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt), are determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods. Estimates are used in determining the net realizable value of grain and oilseed and processed grains and oilseeds inventories. These estimates include the measurement of grain in bins and other storage facilities, which use formulas in addition to actual measurements taken to arrive at appropriate quantity. Other determinations made by management include quality of the inventory and estimates for freight. Grain shrink reserves and other reserves that account for spoilage also affect inventory valuations. If estimates regarding the valuation of inventories or the adequacy of reserves are less favorable than management’s assumptions, then additional reserves or write-downs of inventories may be required.

Derivative Financial Instruments

        We enter into exchange-traded commodity futures and options contracts to hedge our exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. We do not use derivatives for speculative purposes. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to our assessment of our exposure from expected price fluctuations. We also manage our risks by entering into fixed-price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed-price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The fair value of futures and options contracts are determined primarily from quotes listed on regulated commodity exchanges. Fixed-price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product. We are exposed to loss in the event of nonperformance by the counterparties to the contracts, and therefore, contract values are reviewed and adjusted to reflect potential nonperformance.

Pension and Other Postretirement Benefits

        Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expenses and the recorded obligations in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expenses.

Deferred Tax Assets

        We assess whether a valuation allowance is necessary to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income as well as other factors in assessing the need for the valuation allowance, in the event that we were to determine that it would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

Long-Lived Assets

        Depreciation and amortization of our property, plant and equipment is provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets. Economic circumstances or other factors may cause management’s estimates of expected useful lives to differ from actual.

        All long-lived assets, including property plant and equipment, goodwill, investments in unconsolidated affiliates and other identifiable intangibles, are evaluated for impairment on the basis of undiscounted cash flows at least annually for goodwill, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and may differ from actual.

Environmental Liabilities

        Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. It is often difficult to estimate the cost of environmental compliance, remediation and potential claims given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternate cleanup methods. All liabilities are monitored and adjusted as new facts or changes in law or technology occur and management believes adequate provisions have been made for environmental liabilities. Changes in facts or circumstances may have an adverse impact on our financial results.

Effect of Inflation and Foreign Currency Transactions

        Inflation and foreign currency fluctuations have not had a significant effect on our operations. During fiscal 2003, we opened a grain marketing office in Brazil that impacts our exposure to foreign currency fluctuations, but to date, there has been no material effect.

Recent Accounting Pronouncements

        In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Adoption of this standard did not have a material effect on us.

        In December 2003, the FASB issued SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This statement requires additional disclosures to be made by employers regarding pensions and other postretirement benefit plans, but does not change the measurement or recognition of those plans. Under this Statement, the disclosure provisions regarding foreign plans and estimated future benefit payments are effective for fiscal years ending after December 15, 2003, and interim periods beginning after December 15, 2003. We have adopted the interim and annual disclosure provisions of this Statement during the current fiscal year.

        In December 2003, the FASB revised FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” The interpretation addresses consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It also requires consolidation by the primary beneficiary. For public entities the interpretation applies to interests in variable interest entities for periods ending after March 15, 2004, our third quarter. Adoption of this standard did not have an effect on us.

        On May 19, 2004, the FASB issued a FASB Staff Position (FSP) regarding SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (the Act) enacted on December 8, 2003. FSP 106-2 considers the effect of the two new features introduced in the Act in determining accumulated postretirement benefit obligation (“APBO”) and net periodic postretirement benefit cost, which may serve to reduce a company’s postretirement benefit costs. The adoption of this statement had no material effect on us.

        In March 2004, the FASB Emerging Issues Task Force (EITF) reached a consensus on and the FASB ratified EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. On September 30, 2004, the FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,”’ which delayed the effective date of the application guidance on impairment of securities included within EITF 03-1. We do not believe the adoption of this standard will have a significant impact on our financial statements.

        On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires those items to be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB 43. It also introduces the concept of “normal capacity” and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We have not yet determined what the effects of adopting this standard will have on us.

        On December 16, 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions, an amendment of FASB Statements No. 66 and 67”, which is effective for fiscal years beginning after June 15, 2005. Since this statement does not apply to our business, we believe it will not have any impact on our financial statements.

        On December 16, 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. SFAS No. 153 replaces the exception from fair value measurement in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is to be applied prospectively, and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance of SFAS No. 153. We have not yet determined what the effects of adopting this standard will have on us.

        On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, that replaces SFAS No. 123 and will require compensation costs related to share-based payment transactions to be recognized in the financial statements. SFAS No. 123(R) is effective for public entities, other than small business issuers, as of the first interim or annual reporting period that begins after June 15, 2005. Since this statement does not apply to our business, we believe it will not have any impact on our financial statements.

        A pending pronouncement, Emerging Issues Task Force (EITF) 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds” was discussed on September 29-30, 2004, and was ratified by the FASB on October 13, 2004. EITF 04-10 would provide guidance on the aggregation criteria found in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Although the FASB ratified the consensus in EITF 04-10, the FASB staff is in the process of drafting a proposed FASB Staff Position (FSP) to provide guidance in determining whether two or more operating segments have similar economic characteristics and has delayed the effective date indefinitely pending the issuance of this FSP. We have not yet determined what effect this pronouncement will have on us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

        We utilize futures and options contracts offered through regulated commodity exchanges to reduce price risk. We are exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sales contracts. In order to reduce that risk, we generally take opposite and offsetting positions using futures contracts or options.

        Certain commodities cannot be hedged with futures or options contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts, to the extent practical, in order to arrive at a net commodity position within the formal position limits set by us and deemed prudent for each of those commodities. Commodities for which futures contracts and options are available are also typically hedged first with forward contracts, with futures and options used to hedge within position limits the remaining portion. These futures and options contracts and forward purchase and sales contracts used to hedge against commodity price changes are effective economic hedges of price risk, but they are not designated as, or accounted for as, hedging instruments for accounting purposes.

        Unrealized gains and losses on futures contracts and options used as economic hedges of grain and oilseed inventories and fixed-price contracts are recognized in cost of goods sold for financial reporting using market-based prices. Inventories and fixed-price contracts are marked to fair value using market-based prices so that gains or losses on the derivative contracts are offset by gains or losses on inventories and fixed priced contracts during the same accounting period.

        Unrealized gains and losses on futures contracts and options used as economic hedges of energy inventories and fixed-price contracts are recognized in cost of goods sold for financial reporting using market-based prices. The inventories hedged with these derivatives are valued at the lower of cost or fair value, and the fixed-price contracts are marked to fair value using market-based prices. Certain fixed-price contracts related to propane in the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value.

        A 10% adverse change in market prices would not materially affect our results of operations, financial position or liquidity, since our operations have effective economic hedging requirements as a general business practice.

Interest Rate Risk

        We manage interest expense using a mix of fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short-term debt used to finance inventories and receivables, is represented by notes payable within thirty days or less so that the blended interest rate to us for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates to minimize the effect of market interest rate changes. The effective interest rate to us on fixed rate debt outstanding on August 31, 2004, was approximately 6.4%; a 10% adverse change in market rates would not materially affect our results of operations, financial position or liquidity.

        In fiscal years 2002 and 2004, we entered into interest rate treasury lock instruments to secure the interest rates related to a portion of our private placement debts issued on October 18, 2002, and September 21, 2004. These instruments were designated and are effective as cash flow hedges for accounting purposes, and accordingly, the net loss on settlements were recorded as a component of other comprehensive income. Interest expense for the years ended August 31, 2004 and 2003, includes $0.9 million and $0.7 million, respectively, related to the interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

Foreign Currency Risk

        We conduct essentially all of our business in U.S. dollars, except for grain marketing operations in Brazil and some purchases of products from Canada, and had minimal risk regarding foreign currency fluctuations during 2004 and in prior years. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

DESCRIPTION OF THE PREFERRED STOCK

        The following section summarizes the material terms and provisions of our preferred stock. This summary is not a complete legal description of our preferred stock, and is qualified in its entirety by reference to our restated articles of incorporation, as amended, our by laws, as amended, and the resolution of our board of directors establishing the preferred stock.

General

        The shares of preferred stock are shares of a series of preferred equity securities created by our board of directors. Subject to the restrictions noted below under “Limitations and Restrictions on Future Issuances,” there is no limit on the number of shares in the series and shares may be issued from time to time. Our board of directors has expressly authorized the initial sale and subsequent transfer of the shares of preferred stock in accordance with our articles of incorporation.

        The shares of preferred stock to be issued as described in this prospectus will be fully paid and nonassessable when issued.

Rank

        As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

•	any patronage refund (as that term is used in our bylaws), whether or not represented by a certificate, and any redemption thereof;

•	any other class or series of our capital stock designated by our board of directors as junior to the preferred stock; and

•	our common stock, if any.

        Shares of any class or series of our capital stock that are not junior to the preferred stock rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Dividends

        Holders of the preferred stock are entitled to receive quarterly dividends when, as and if declared by our board of directors out of funds legally available for that purpose at the rate of $2.00 per share per year. Dividends are payable on March 31, June 30, September 30 and December 31 of each year (each a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is payable without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends on the preferred stock are fully cumulative and accumulate without interest from and including the day immediately following the most recent date as to which dividends have been paid. The most recent date as to which dividends have been paid is September 30, 2004.

        Dividends are computed on the basis of a 360-day year of twelve 30-day months. Each payment of dividends includes dividends to and including the date on which paid.

        Dividends are paid to holders of record as they appear on our books ten business days prior to the relevant payment date. We may, in our sole discretion, pay dividends by any one or more of the following means:

•	check mailed to the address of the record holder as it appears on our books;
•	electronic transfer in accordance with instructions provided by the record holder; or
•	any other means mutually agreed between us and the record holder.

        We may not make any distribution to the holders of any security that ranks junior to the preferred stock unless and until all accumulated and unpaid dividends on the preferred stock and on any other class or series of our capital stock that ranks equally with the preferred stock, including the full dividend for the then-current dividend period, have been paid or declared and set apart for payment. For these purposes, a “distribution” does not include any distribution made in connection with a liquidation, dissolution or winding up, which will be governed by the provisions summarized under “— Liquidation Preference” below.

Liquidation Preference

        In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the preferred stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the preferred stock will be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. Any distribution to the holders of the preferred stock will be made ratably among the holders of the preferred stock and any other of our capital stock which ranks on a parity as to liquidation rights with the preferred stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of preferred stock, the holders of the preferred stock will not participate further in the distribution of our assets.

        Neither a consolidation or merger with another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute a liquidation, dissolution or winding up if, following the transaction, the preferred stock remains outstanding as duly authorized stock of us or any successor entity.

Redemption

At Our Option

        From and after February 1, 2008 we may, at our option, redeem at any time all, or from time to time any portion, of the preferred stock. Any optional redemption will be at a price of $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption. If we redeem less than all of the then outstanding shares of preferred stock, we will designate the shares to be redeemed either by lot or in any other manner that our board of directors may determine or may effect the redemption pro rata. However, we may not redeem less than all of the then outstanding shares of preferred stock until all dividends accumulated and unpaid on all then outstanding shares of preferred stock have been paid for all past dividend periods.

At the Holder’s Option

        If at any time there has been a change in control (as defined below), each record holder of shares of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of preferred stock owned by that record holder. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday) we will redeem all shares the record holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price is $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption.

        A “change in control” will have occurred if, in connection with a merger or consolidation that has been approved by our board of directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our board of directors on January 1, 2003, together with those persons who became members of our board of directors after that date at our annual meeting, have ceased to constitute a majority of our board of directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our board of directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

Mechanics of Redemption

        Not less than 30 days prior to any redemption date pursuant to the exercise of our optional redemption right, we will give written notice to the holders of record of the shares of preferred stock to be redeemed. This notice will specify:

•	the redemption date;
•	the redemption price;
•	the number of shares of preferred stock held by the record holder that are subject to redemption;
•	the time, place and manner in which the holder should surrender the certificate or certificates, if any, representing the shares of preferred stock to be redeemed, including the steps that a holder should take with respect to any certificates which have been lost, stolen or destroyed or to any uncertificated shares; and
•	that from and after the redemption date, dividends will cease to accumulate on the shares and the shares will no longer be deemed outstanding.

        On or after the redemption date, once a holder surrenders the certificate or certificates representing the shares of preferred stock called for redemption in the manner provided in the redemption notice or takes the appropriate steps with respect to lost, stolen or destroyed certificates or uncertificated shares, the holder will be entitled to receive payment of the redemption price. If fewer than all of the shares of preferred stock represented by a surrendered certificate or certificates are redeemed, we will issue a new certificate representing the unredeemed shares.

Effect of Redemption

        From and after the redemption date, if funds necessary for the redemption are and have been irrevocably deposited or set aside, then:

•	dividends will cease to accumulate with respect to the shares of preferred stock called for redemption;
•	the shares will no longer be deemed outstanding;
•	the holders of the shares will cease to be shareholders; and
•	all rights with respect to the shares of preferred stock will terminate except the right of the holders to receive the redemption price, without interest.

Purchases

        We may at any time and from time to time in compliance with applicable law purchase shares of preferred stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for past dividend periods.

Voting

        Except as described below, the holders of the preferred stock have only those voting rights that are required by applicable law. As a result, the holders of the preferred stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

        Unless the preferred stock is redeemed pursuant to its terms, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the preferred stock, voting separately as a class, is required:

•	for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the preferred stock, if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock; and
•	to establish, by board resolution or otherwise, any class or series of our equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary.

        The creation and issuance of any other class of our securities ranking on a parity with or junior to the preferred stock, including an increase in the authorized number of shares of any such securities, will not be deemed to adversely affect the rights or preferences of the preferred stock.

        Our board of director’s ability to authorize, without preferred shareholder approval, the issuance of additional classes or series of preferred stock with conversion and other rights may adversely affect you as a holder of preferred stock or the rights of holders of any series of preferred stock that may be outstanding.

Limitations and Restrictions on Future Issuances

        We may not offer to issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members more than one time per calendar year. If, in connection with an offer of this type, any member would receive more than 0.25% of the number of shares of preferred stock outstanding at the end of the prior calendar year, that member will instead be entitled to receive the shares in quarterly installments as nearly equal as possible. In any calendar year, we may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities or other equity securities held by our members in excess of:

•	for issuances during the years 2004, 2005 and 2006, 20% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater; and

•	for issuances during any calendar year after the year 2006, 25% of the number of shares of preferred stock outstanding at the end of the prior calendar year or 400,000 shares, whichever is greater.

        We may not issue additional shares of preferred stock in exchange for or in redemption of outstanding patrons’ equities owned by an estate of one of our former individual members or in redemption of outstanding patrons’ equities owned by individual members who have reached age 72, pursuant to our current policy.

No Exchange or Conversion Rights; No Sinking Fund

        Shares of the preferred stock are not exchangeable or convertible into other class or series of our capital stock or other securities or property. The preferred stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

        For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see “Membership in CHS and Authorized Capital — Certain Antitakeover Measures.”

        As noted above under “Membership in CHS and Authorized Capital — Debt and Equity Instruments,” under our articles of incorporation all equity we issue (including the preferred stock) is subject to a first lien in favor of us for all indebtedness of the holder to us. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the preferred stock.

No Preemptive Rights

        Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Market for the Preferred Stock

        The preferred stock is currently listed on The NASDAQ National Market under the symbol “CHSCP”.

        The following is a list of the high and low sales prices as listed on the NASDAQ National Market for the preferred stock during our fiscal quarters ended November 30, 2004, August 31, 2004, May 31, 2004, February 28, 2004, November 30, 2003, August 31, 2003, May 31, 2003 and February 28, 2003.

	November 30,	August 31,	May 31,	February 28,	November 30,	August 31,	May 31,	February 28,
	2004	2004	2004	2004	2003	2003	2003	2003*

High Price	28.09	27.35	32.50	29.50	28.10	28.10	27.00	26.20
Low Price	27.04	25.60	25.00	26.99	27.00	26.68	25.80	25.00

*	The range of calculation for the quarter ended February 28, 2003 started on January 29, 2003, which was the first day that the preferred stock traded on The NASDAQ National Market.

Transfer Agent and Registrar

        Wells Fargo Bank, National Association serves as transfer agent and registrar with respect to the preferred stock.

COMPARISON OF RIGHTS OF HOLDERS OF PATRONS’ EQUITIES
AND RIGHTS OF HOLDERS OF PREFERRED STOCK

        The following describes the material differences between the rights that the patrons’ equities being redeemed provided to the members of CHS holding them and the rights that the preferred stock provides to the holders. While CHS believes that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the sections entitled “Membership in CHS and Authorized Capital” and “Description of the Preferred Stock,” and refer to the documents discussed in those sections for a more complete understanding of the differences.

Priority on Liquidation

        In a liquidation, dissolution or winding up of CHS, the rights of a holder of preferred stock rank senior to those of a holder of patrons’ equities.

Dividends

        A holder of patrons’ equities is not entitled to any interest or dividends on those patrons’ equities. A holder of preferred stock is entitled to dividends as described under “Description of the Preferred Stock – Dividends.”

Redemption

        Patrons’ equities are redeemable only at the discretion of our board of directors and in accordance with the terms of the redemption policy adopted by our board of directors, as in effect from time to time. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of the redemption policy as currently in effect. Shares of preferred stock are subject to redemption both at the option of CHS and at the holder’s option under certain circumstances, both as described under “Description of the Preferred Stock — Redemption.”

Voting Rights

        Ownership of patrons’ equities does not, by itself, entail any voting rights, although the amount of patrons’ equities held by a member that is a cooperative association or a member that is part of a patron’s association is considered in the formula used to determine the level of the member’s voting rights of that cooperative association or patron’s association. See “Membership in CHS and Authorized Capital — Voting Rights.” Ownership of preferred stock entails the limited voting rights described under “Description of the Preferred Stock — Voting Rights.”

Transfers

        Patrons’ equities may not be transferred without the approval of our board of directors. Shares of preferred stock are not subject to any similar restrictions on transfer.

Market

        There is no public market for patrons’ equities. The preferred stock is listed on The NASDAQ National Market.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        The following summarizes the material federal income tax consequences of the issuance of Shares of our preferred stock in redemption of patrons’ equities (the “Exchange”) and the consequences of the ownership, redemption and disposition of the preferred stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary addresses only the tax consequences to a person who is a U.S. holder of patrons’ equities or the preferred stock. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes, such as a cooperative) organized under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate if its income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

        This summary assumes that you will hold your shares of preferred stock as capital assets within the meaning of Section 1221 of the Code. The summary also assumes that all dividends will be paid as they accrue and that, if the preferred stock is redeemed, there will be no dividend arrearages at the time of redemption. The summary does not purport to deal with all aspects of federal income taxation that may be relevant to your receipt of preferred stock pursuant to the Exchange, or your ownership, redemption or disposition of the preferred stock, such as estate and gift tax consequences or tax consequences arising under the laws of any state, local or other taxing jurisdiction. This summary also does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, pass-through entities or investors in pass-through entities or persons subject to the alternative minimum tax.

        We can give no assurance that the Internal Revenue Service (the “IRS”) will take a similar view with respect to the tax consequences described below. We have not requested, nor do we plan to request, a ruling from the IRS on any tax matters relating to the Exchange or the preferred stock. We strongly encourage you to consult your own tax advisor regarding the federal, state, local, and foreign tax consequences to you of the Exchange and of the ownership, redemption, and disposition of the preferred stock in light of your particular tax circumstances.

The Exchange

        Although no transaction closely comparable to the Exchange, as described in this prospectus, has been the subject of any Treasury regulation, ruling or administrative or judicial decision, we will receive an opinion of Dorsey & Whitney LLP that the exchange of patron’s equities for preferred stock should constitute a recapitalization reorganization within the meaning of Section 368(a)(1)(E) of the Code.

        You should be aware that the opinion of Dorsey & Whitney LLP will be subject to the following qualifications and assumptions: it relies on certifications of relevant facts by us, is based upon provisions of the Code, regulations, and administrative and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect), is subject to the assumption that the Exchange will be effected in the manner described in this prospectus, and is limited to the federal income tax matters expressly set forth therein. In addition, the opinion assumes that the fair market value of the preferred stock received will be approximately equal to the fair market value of the patrons’ equities surrendered in exchange therefor. The opinion represents counsel’s legal judgment and is not binding on the IRS or the courts.

        If the Exchange of patrons’ equities for preferred stock constitutes a recapitalization reorganization within the meaning of Section 368(a)(1)(E), the following tax consequences will result:

1. We will be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

2. We will recognize no gain or loss upon the receipt of the patrons’ equities in exchange for the preferred stock.

3. The participants will recognize no gain or loss on the exchange of patrons’ equities for preferred stock, assuming that Section 305(c) of the Code does not apply in connection with the reorganization.

4. Provided the participants recognize no gain or loss on the transaction, the basis of the preferred stock received by the participants in the transaction will be the same as the basis of the patrons’ equities surrendered in exchange therefor.

5. The holding period of the preferred stock received by each participant will include the period during which the participant held the patrons’ equities surrendered in exchange therefor, provided that the patrons’ equities surrendered were held as capital assets on the date of the exchange and assuming that Section 305(c) of the Code does not apply in connection with the reorganization.

6. The preferred stock received by the participants in the Exchange will not constitute “section 306 stock” within the meaning of Section 306(c) of the Code. Accordingly, a disposition of the Preferred Stock will not be subject to Section 306(a) of the Code, which provides generally that the gross proceeds from the sale or redemption of section 306 stock shall be treated either as ordinary income or as a distribution of property to which section 301 of the Code (concerning amounts taxable as dividends) applies.

        Dorsey & Whitney LLP will express no opinion regarding whether Section 305(c) of the Code will apply in connection with the Exchange, including but not limited to whether a participant in the Exchange will be deemed to receive a distribution to which Section 301 of the Code applies by means of Section 305(c) of the Code. Pursuant to Section 305(c) of the Code and applicable Treasury Regulations, a recapitalization may be deemed to result in the receipt of a taxable stock dividend by some shareholders of a corporation, if the recapitalization is pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of a corporation. The amount of any such deemed stock dividend would generally be equal to the amount of the increase in the shareholder’s proportionate interest in the assets or earnings and profits of a corporation. Although the matter is not free from doubt, we believe, based on the nature of cooperatives and cooperative taxation, and the fact that the members in a cooperative share in the assets and earnings and profits of the cooperative based on annual patronage, that the Exchange is not part of any plan to periodically increase the proportionate interests of any participants. Accordingly, although there is no authority directly on point, we believe that no participant in the exchange should be deemed to receive a taxable stock dividend pursuant to Section 305(c) of the Code. You should consult your own tax advisor about the possibility that Section 305(c) could apply in these circumstances.

Dividends and Other Distributions on the Preferred Stock

        Distributions on the preferred stock are treated as dividends and taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined for federal income tax purposes taking into account the special rules applicable to cooperatives. Any distribution in excess of our current or accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the preferred stock. Any amount in excess of your tax basis is treated as a capital gain.

        Dividends received by corporate holders of the preferred stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate holder generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “nontaxed portion” of any “extraordinary dividend” and, if the nontaxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, we strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances. Under current law, qualifying dividends received by individual shareholders are taxed at a 15% rate.

Sale or Exchange of Preferred Stock

        On the sale or exchange of the preferred stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the preferred stock. We strongly encourage you to consult your own tax advisor regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and noncorporate taxpayers.

Redemption of Preferred Stock

        If we exercise our right to redeem the preferred stock, your surrender of the preferred stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the preferred stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

        The redemption will be treated as gain or loss from the sale or exchange of the preferred stock (as discussed above under “— Sale or Exchange of Preferred Stock”) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code; or

•	your interest in the preferred stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

•	the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

        In determining whether any of these tests has been met, you must take into account not only shares of preferred stock and other equity interests in us (including patrons’ equities and other equity interests) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

        If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is subject to the tax treatment described above under “— Dividends and other Distributions.” The amount of the distribution will be measured by the amount of cash and the fair market value of property you receive without any offset for your basis in the preferred stock. Your adjusted tax basis in the redeemed shares of preferred stock will be transferred to any of your remaining stock holdings in us. If, however, you have no remaining stock holdings in us, your basis could be lost.

        We strongly encourage you to consult your own tax advisor regarding:

•	whether the redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and

•	the resulting tax consequences to you in light of your individual facts and circumstances.

Backup Withholding

        We may be required to withhold federal income tax at a rate of 28% from dividends and redemption proceeds paid to you if (i) you fail to furnish us with your correct taxpayer identification number in the manner required (ii) the IRS notifies us that your taxpayer identification number is incorrect (iii) the IRS notifies us that you have failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect or (iv) when required to do so, you fail to certify that you are not subject to backup withholding. Any amounts withheld may be credited against your federal income tax liability.

PLAN OF DISTRIBUTION

        On September 9, 2004, our board of directors authorized us to redeem, on a pro rata basis, up to $20,000,000 of our “patrons’ equities” that have been outstanding for longer than 10 years and that are held by non-individual active members whose pro-rata share of the redemption amount is equal to or greater than $500, subject to the exceptions described below in “Plan of Distribution.” See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $27.58, which is the greater of $25.17 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.17 of accumulated dividends from and including January 1, 2005 to and including January 31, 2005) or the closing price for one share of the preferred stock on The NASDAQ National Market on January 24, 2005, as authorized by our board of directors, the trading day within ten days of January 31, 2005 that has been selected by management. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patrons’ equities.

        We will issue the shares of preferred stock directly to the relevant members. We have not engaged and will not engage any underwriter, broker-dealer, placement agent or similar agent or representative in connection with the issuance of the preferred stock described in this prospectus.

        We will not pay any commissions or other compensation related to the issuance of the shares of preferred stock. We estimate that the total expenses of the issuance will be approximately $92,000.00, all of which we will bear.

        Except in the circumstances described below, we will not prepare or distribute stock certificates to represent the shares of preferred stock so issued. Instead, we will issue the shares of preferred stock in book-entry form on the records of our transfer agent for the preferred stock (Wells Fargo Bank, National Association). Members who require a stock certificate should contact Wells Fargo Shareowner Services in writing or by telephoning at the following address:

Wells Fargo Shareowner Services

161 North Concord Exchange
South St. Paul, MN 55075
(800) 468-9716

        Some of our members have pledged their patrons’ equities and made those pledged patrons’ equities the subject of control agreements between us and various financial institutions. For these members, we will prepare stock certificates representing the shares issued in redemption of their patrons’ equities. We will retain those stock certificates subject to our control agreements with the relevant financial institutions until otherwise instructed by the relevant financial institution. We will also instruct the transfer agent to place a “stop transfer” order with respect to those shares. Members whose shares are issued as described in this paragraph may obtain more information by contacting David Kastelic in writing or by telephone at the following address or telephone number:

David Kastelic

Senior Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712

LEGAL MATTERS

        Dorsey & Whitney LLP, Minneapolis, Minnesota, will provide us with an opinion that the shares of preferred stock issued pursuant to this prospectus have been duly authorized and validly issued and will be fully paid and nonassessable.

EXPERTS

        The consolidated financial statements of CHS Inc. and Subsidiaries as of August 31, 2004 and 2003 and for each of the three years in the period ended August 31, 2004 included in and incorporated by reference in this prospectus have been so included in and incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Ventura Foods, LLC and Subsidiary incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended August 31, 2004 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

        The SEC allows us to “incorporate by reference” into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2004,

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2004,

•	our Form 8-K filed December 14, 2004,

•	our Form 8-K filed December 15, 2004, and

•	our Form 8-K filed December 17, 2004.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.

Attention: Jodell M. Heller, Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-5270

        You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in it include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words and phrases such as “will likely result,” “are expected to,” “is anticipated,” “estimate,” “project” and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks related to the level of commodity prices, loss of member business, competition, changes in the taxation of cooperatives, compliance with laws and regulations, environmental liabilities, perceptions of food quality and safety, business interruptions and casualty losses, access to equity capital, consolidation of producers and customers, fluctuations in prices for crude oil and refined petroleum products, alternative energy sources, the performance of our agronomy business, technological improvements and joint ventures. These risks and uncertainties are further described under “Risk Factors” and elsewhere in this prospectus.

        We do not guarantee future results, levels of activity, performance or achievements and we wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date on which they were made.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CHS INC.

F-i

CHS INC.

CONSOLIDATED BALANCE SHEETS

	August 31

	2004	2003

	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$136,491	$168,249
Receivables	834,965	763,780
Inventories	723,893	801,883
Other current assets	273,355	178,661

Total current assets	1,968,704	1,912,573
Investments	575,816	532,893
Property, plant and equipment	1,249,655	1,122,982
Other assets	237,117	239,520

Total assets	$4,031,292	$3,807,968

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$116,115	$251,131
Current portion of long-term debt	35,117	14,951
Customer credit balances	88,686	58,417
Customer advance payments	64,042	123,383
Checks and drafts outstanding	64,584	85,239
Accounts payable	717,501	627,250
Accrued expenses	305,650	254,415
Dividends and equities payable	83,569	39,049

Total current liabilities	1,475,264	1,453,835
Long-term debt	648,701	648,222
Other liabilities	148,526	111,555
Minority interests in subsidiaries	130,715	112,645
Commitments and contingencies
Equities	1,628,086	1,481,711

Total liabilities and equities	$4,031,292	$3,807,968

The accompanying notes are an integral part of the consolidated financial statements.

CHS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended August 31

	2004	2003	2002

	(Dollars in thousands)
Revenues:
Net sales	$10,909,333	$9,270,734	$7,156,454
Other revenues	141,303	122,578	107,351

	11,050,636	9,393,312	7,263,805
Cost of goods sold	10,604,245	9,060,555	6,940,050
Marketing, general and administrative	208,284	183,757	182,175

Operating earnings	238,107	149,000	141,580
Gain on sale of investment	(14,666)
Gain on legal settlements	(692)	(10,867)	(2,970)
Interest	51,625	48,675	42,455
Equity income from investments	(79,022)	(47,299)	(58,133)
Minority interests	33,830	21,950	15,390

Income before income taxes	247,032	136,541	144,838
Income taxes	25,700	12,700	18,700

Net income	$221,332	$123,841	$126,138

Distribution of net income:
Patronage refunds	$166,850	$90,000	$92,900
Unallocated capital reserve	54,482	33,841	33,238

Net income	$221,332	$123,841	$126,138

The accompanying notes are an integral part of the consolidated financial statements.

CHS INC.

CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME

	For the Years Ended August 31, 2004, 2003 and 2002

						Accumulated
	Capital	Nonpatronage			Unallocated	Other	Allocated
	Equity	Equity	Preferred	Patronage	Capital	Comprehensive	Capital	Total
	Certificates	Certificates	Stock	Refunds	Reserve	Income (Loss)	Reserve	Equities

	(Dollars in thousands)
Balances, September 1, 2001	$971,873	$28,158		$90,230	$164,757	$(1,915)	$8,050	$1,261,153
Dividends and equity retirement determination	33,484			38,670				72,154
Patronage distribution	92,484			(128,900)	(3,666)			(40,082)
Equities retired	(31,099)	(46)						(31,145)
Equities issued	2,600							2,600
Preferred stock issued, net			$9,325		(3,428)			5,897
Preferred stock dividends					(240)			(240)
Other, net	(106)	(339)			100			(345)
Comprehensive income:
Net income				92,900	33,238			126,138
Other comprehensive loss						(49,982)		(49,982)

Total comprehensive income								76,156

Dividends and equities payable	(28,640)			(27,870)				(56,510)

Balances, August 31, 2002	1,040,596	27,773	9,325	65,030	190,761	(51,897)	8,050	1,289,638
Dividends and equity retirement determination	28,639			27,870				56,509
Patronage distribution	61,784			(92,900)	4,638			(26,478)
Equities retired	(31,092)	(52)						(31,144)
Equities issued	350							350
Preferred stock issued, net			86,379		(3,895)			82,484
Preferred stock redeemed			(2,002)					(2,002)
Preferred stock dividends					(3,575)			(3,575)
Other, net	(2,440)	(3)			(4)			(2,447)
Comprehensive income:
Net income				90,000	33,841			123,841
Other comprehensive income						33,584		33,584

Total comprehensive income								157,425

Dividends and equities payable	(10,800)			(27,000)	(1,249)			(39,049)

Balances, August 31, 2003	1,087,037	27,718	93,702	63,000	220,517	(18,313)	8,050	1,481,711
Dividends and equity retirement determination	10,800			27,000	1,249			39,049
Patronage distribution	66,500			(90,000)	(5,222)			(28,722)
Equities retired	(10,292)	(47)						(10,339)
Capital equity certificates exchanged for preferred stock	(12,990)		12,990		(150)			(150)
Equities issued	13,355							13,355
Preferred stock redeemed, treasury			—					—
Preferred stock dividends					(7,975)			(7,975)
Other, net	(7,669)	(85)			(30)			(7,784)
Comprehensive income:
Net income				166,850	54,482			221,332
Other comprehensive income						11,178		11,178

Total comprehensive income								232,510

Dividends and equities payable	(32,100)			(50,060)	(1,409)			(83,569)

Balances, August 31, 2004	$1,114,641	$27,586	$106,692	$116,790	$261,462	$(7,135)	$8,050	$1,628,086

The accompanying notes are an integral part of the consolidated financial statements.

CHS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended August 31

	2004	2003	2002

	(Dollars in thousands)
Cash flows from operating activities:
Net income	$221,332	$123,841	$126,138
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	108,399	111,347	103,986
Noncash income from equity investments	(79,022)	(47,299)	(58,133)
Minority interests	33,830	21,950	15,390
Noncash portion of patronage dividends received	(4,986)	(1,795)	(2,327)
Loss (gain) on sale of property, plant and equipment	775	741	(6,418)
Deferred tax expense	8,500	9,000	4,400
Gain on sale of investment	(14,666)
Other, net	1,150	4,052	5,467
Changes in operating assets and liabilities:
Receivables	(59,039)	(18,669)	(32,517)
Inventories	88,261	(25,692)	(255,107)
Other current assets and other assets	(89,237)	(83,347)	(86,636)
Customer credit balances	27,639	30,238	(12,025)
Customer advance payments	(59,354)	(45,740)	59,988
Accounts payable and accrued expenses	121,647	135,310	92,781
Other liabilities	28,060	2,569	9,079

Net cash provided by (used in) operating activities	333,289	216,506	(35,934)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(245,148)	(175,689)	(140,169)
Proceeds from disposition of property, plant and equipment	34,530	26,886	20,205
Investments	(49,757)	(43,478)	(6,211)
Equity investments redeemed	65,158	35,939	37,689
Investments redeemed	9,481	8,467	6,310
Proceeds from sale of investment	25,000
Changes in notes receivable	(6,888)	(6,630)	(22,031)
Acquisitions of intangible assets		(767)	(29,501)
Acquisitions of working capital, net		(13,030)	(5,750)
Distributions to minority owners	(15,908)	(4,444)	(7,413)
Other investing activities, net	2,248	(507)	(685)

Net cash used in investing activities	(181,284)	(173,253)	(147,556)

Cash flows from financing activities:
Changes in notes payable	(135,016)	(81,383)	235,319
Borrowings on long-term debt	35,457	175,000	30,000
Principal payments on long-term debt	(15,299)	(89,512)	(17,968)
Payments on derivative financial instruments, net	(287)	(7,574)
Changes in checks and drafts outstanding	(21,431)	988	(3,557)
Proceeds from sale of preferred stock, net of expenses	(151)	82,484	5,897
Redemptions of preferred stock		(2,002)
Preferred stock dividends paid	(7,975)	(3,575)	(240)
Retirements of equities	(10,339)	(31,144)	(31,145)
Cash patronage dividends paid	(28,722)	(26,478)	(40,082)

Net cash (used in) provided by financing activities	(183,763)	16,804	178,224

Net (decrease) increase in cash and cash equivalents	(31,758)	60,057	(5,266)
Cash and cash equivalents at beginning of period	168,249	108,192	113,458

Cash and cash equivalents at end of period	$136,491	$168,249	$108,192

The accompanying notes are an integral part of the consolidated financial statements.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies:

Organization:

        CHS Inc. (CHS or the Company) is an agricultural cooperative organized for the mutual benefit of its members. Members of the cooperative are located throughout the United States. In addition to grain marketing, oilseed processing, foods and wheat milling, the Company provides its patrons with energy and agronomy products, as well as other production agricultural inputs. Sales are both domestic and international.

Consolidation:

        The consolidated financial statements include the accounts of CHS and all of its wholly-owned and majority-owned subsidiaries, including National Cooperative Refinery Association (NCRA). The effects of all significant intercompany transactions have been eliminated.

        The Company had various acquisitions, which have been accounted for using the purchase method of accounting. Operating results of the acquisitions are included in the consolidated financial statements since the respective acquisition dates. The respective purchase prices were allocated to the assets and liabilities acquired based upon the estimated fair values. The excess purchase price over the estimated fair values of the net assets acquired has been reported as identifiable intangible assets and goodwill.

Cash Equivalents:

        Cash equivalents include short-term, highly liquid investments with original maturities of three months or less at the date of acquisition.

Inventories:

        Grain, processed grain, oilseed and processed oilseed are stated at net realizable values, which approximates market values. All other inventories are stated at the lower of cost or market. Costs for inventories produced or modified by the Company through a manufacturing process include fixed and variable production and raw material costs, and in-bound freight costs for raw materials over the amount charged to cost of goods sold. Costs for inventories purchased for resale include the cost of products and freight incurred to place the products at the Company’s points of sales. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) is determined on the last-in, first-out (LIFO) method; all other inventories of non-grain products purchased for resale are valued on the first-in, first-out (FIFO) and average cost methods.

Derivative Financial Instruments:

        The Company enters into exchange-traded commodity futures and options contracts to hedge its exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to the Company’s assessment of its exposure from expected price fluctuations. The Company also manages its risks by entering into fixed-price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed-price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The Company is exposed to loss in the event of nonperformance by the counterparties to the contracts and therefore, contract values are reviewed and adjusted to reflect potential nonperformance.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        Commodity trading in futures and options contracts is a natural extension of cash market trading. The commodity futures and options markets have underlying principles of increased liquidity and longer trading periods than the cash market, and hedging is one method of reducing exposure to price fluctuations. The Company’s use of derivative instruments described above reduces the effects of price volatility, thereby protecting against adverse short-term price movements while somewhat limiting the benefits of short-term price movements. Changes in market values of derivative instruments described above are recognized in the consolidated statements of operations in the period such changes occur. The fair value of futures and options contracts are determined primarily from quotes listed on regulated commodity exchanges. Fixed-price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product. Included in other current assets on August 31, 2004 and 2003 are derivative assets of $91.3 million and $54.5 million, respectively. Included in accrued expenses on August 31, 2004 and 2003 are derivative liabilities of $110.8 million and $46.5 million, respectively.

Commodity Price Risk:

        The Company utilizes futures and options contracts offered through regulated commodity exchanges to reduce price risk. The Company is exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sales contracts. In order to reduce that risk, the Company generally takes opposite and offsetting positions using futures contracts or options. Certain commodities cannot be hedged with futures or options contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts, to the extent practical, in order to arrive at a net commodity position within the formal position limits set by the Company and deemed prudent for each of those commodities. Commodities for which future contracts and options are available are also typically hedged with forward contracts, with futures and options used to hedge within position limits the remaining portion. These futures and options contracts and forward purchase and sales contracts used to hedge against commodity price changes are effective economic hedges of price risk, but they are not designated as, and accounted for as, hedging instruments for accounting purposes.

        Unrealized gains and losses on futures contracts and options used as economic hedges of grain and oilseed inventories and fixed-price contracts are recognized in cost of goods sold for financial reporting using market-based prices. Inventories and fixed-price contracts are marked to fair value using market-based prices so that gains or losses on the derivative contracts are offset by gains or losses on inventories and fixed-price contracts.

        Unrealized gains and losses on futures contracts and options used as economic hedges of energy inventories and fixed-price contracts are recognized in cost of goods sold for financial reporting using market-based prices. The inventories hedged with these derivatives are valued at the lower of cost or fair value, and fixed-price contracts are marked to fair value using market-based prices. Certain fixed-price contracts related to propane in the Energy segment meet the normal purchase and sales exemption, and thus are not required to be marked to fair value.

Interest Rate Risk:

        The Company manages interest expense using fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short-term debt used to finance inventories and receivables, is represented by notes payable within thirty days or less so that the blended interest rate to the Company for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates to minimize the effect of

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

market interest rate changes. The effective interest rate to the Company on fixed-rate debt outstanding on August 31, 2004, was approximately 6.4%.

        In fiscal years 2002 and 2004, the Company entered into interest rate treasury lock instruments to secure the interest rates related to a portion of its private placement debts issued on October 18, 2002, and September 21, 2004. These instruments were designated and are effective as cash flow hedges for accounting purposes and, accordingly, the net loss on settlements were recorded as a component of other comprehensive income. Interest expense for the years ended August 31, 2004 and 2003, includes $0.9 million and $0.7 million, respectively, related to the interest rate derivatives. The additional interest expense is an offset to the lower actual interest paid on the outstanding debt instruments.

Foreign Currency Risk:

        The Company conducts essentially all of its business in U.S. dollars, except for grain marketing operations in Brazil and purchases of products from Canada, and had minimal risk regarding foreign currency fluctuations during 2004 and in prior years. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

Investments:

        Investments in other cooperatives are stated at cost, plus patronage dividends received in the form of capital stock and other equities. Patronage dividends are recorded in other revenues at the time qualified written notices of allocation are received. Joint ventures and other investments, in which the Company has significant ownership and influence, but not control, are accounted for in the consolidated financial statements under the equity method of accounting. Investments in other debt and equity securities are considered available for sale financial instruments and are stated at market value, with unrealized amounts included as a component of accumulated other comprehensive income.

Property, Plant and Equipment:

        Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets (primarily 15 to 40 years for land improvements and buildings and 3 to 20 years for machinery, equipment, office and other). The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts and resulting gains or losses are reflected in operations. Expenditures for maintenance and repairs and minor renewals are expensed, while costs of major renewals and betterments are capitalized.

        The Company periodically reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on projected income and related cash flows on an undiscounted basis. Should the sum of the expected future net cash flows be less than the carrying value, an impairment loss would be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.

Goodwill and Other Intangible Assets:

        Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed. Goodwill is no longer amortized in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, but reviewed for impairment annually, or more frequently if certain impairment conditions arise, on the basis of undiscounted cash flows. After

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

analysis, assets that are deemed to require impairment are written down to fair market value. Other intangible assets consists primarily of trademarks, patents, customer lists and agreements not to compete. Intangible assets subject to amortization are provided on a straight-line basis over the number of years that approximate their respective useful lives (ranging from 5 to 15 years).

Revenue Recognition:

        The Company provides a wide variety of products and services, from production agricultural inputs such as fuels, farm supplies and crop nutrients, to agricultural outputs that include grain and oilseed, processed grains and oilseeds and food products. Grain and oilseed sales are recorded after the commodity has been delivered to its destination and final weights, grades and settlement prices have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the transactions. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in net sales. Service revenues are recorded only after such services have been rendered, and are included in other revenues.

Environmental Expenditures:

        Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of environmental costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. Liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

Income Taxes:

        The Company is a nonexempt agricultural cooperative and files a consolidated federal income tax return with its 80% or more owned subsidiaries. The Company is subject to tax on income from nonpatronage sources and undistributed patronage-sourced income. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for federal and state income tax purposes, at each fiscal year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Income:

        Comprehensive income primarily includes net income and the effects of minimum pension liability adjustments. Total comprehensive income is reflected in the consolidated statements of equities and comprehensive income.

Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements:

        In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Adoption of this standard did not have an effect on the Company.

        In December 2003, the FASB issued SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This statement requires additional disclosures to be made by employers regarding pensions and other postretirement benefit plans, but does not change the measurement or recognition of those plans. Under this Statement, the disclosure provisions regarding foreign plans and estimated future benefit payments are effective for fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. The Company has adopted the interim and annual disclosure provisions of this Statement during the current fiscal year.

        In December 2003, the FASB revised FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” The interpretation addresses consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It also requires consolidation by the primary beneficiary. For public entities the interpretation applies to interests in variable interest entities for periods ending after March 15, 2004, the Company’s third quarter. Adoption of this standard did not have an effect on the Company.

        On May 19, 2004, the FASB issued a FASB Staff Position (FSP) regarding SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” discusses the effects of the Medicare Prescription Drug, Improvement and Modernization Act (the Act) enacted on December 8, 2003. FSP 106-2 considers the effect of the two new features introduced in the Act in determining accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost, which may serve to reduce a company’s post-retirement benefit costs. Companies may elect to defer accounting for this benefit or may attempt to reflect the best estimate of the impact of the Act on net periodic costs. The Company has chosen to defer accounting for the benefit until the FASB issues final accounting guidance due to various uncertainties related to this legislation. The Company’s measures of APBO and net periodic postretirement benefit costs as of and for the year ended August 31, 2004 do not reflect the effect of the Act as permitted by the FSP.

        In March 2004, the FASB Emerging Issues Task Force (EITF) reached a consensus on and the FASB ratified EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. On September 30, 2004, the FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,”’ which delayed the effective date of the application guidance on impairment of securities included within EITF 03-1. The Company is still evaluating the potential impact of the adoption of EITF 03-1.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications:

        Certain reclassifications have been made to prior year’s amounts to conform to current year classifications. These reclassifications and changes had no effect on previously reported net income, equities and comprehensive income, or cash flows.

2.     Receivables:

        Receivables as of August 31, 2004 and 2003 are as follows:

	2004	2003

	(Dollars in thousands)
Trade	$835,066	$748,398
Other	55,708	47,000

	890,774	795,398
Less allowances for doubtful accounts	55,809	31,618

	$834,965	$763,780

        All international sales are denominated in U.S. dollars. International sales for the years ended August 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(Dollars in millions)
Africa	$112	$99	$135
Asia	1,104	815	407
Europe	158	156	282
North America, excluding U.S.	456	367	298
South America	209	166	100

	$2,039	$1,603	$1,222

3.     Inventories:

        Inventories as of August 31, 2004 and 2003 are as follows:

	2004	2003

	(Dollars in thousands)
Grain and oilseed	$308,207	$370,381
Energy	277,801	292,095
Feed and farm supplies	110,885	95,589
Processed grain and oilseed	25,740	42,688
Other	1,260	1,130

	$723,893	$801,883

        As of August 31, 2004, the Company valued approximately 24% of inventories, primarily related to energy, using the lower of cost, determined on the LIFO method, or market (24% as of August 31, 2003). If the FIFO method of accounting for these inventories had been used, inventories would have been higher than the reported amount by $160.3 million and $86.3 million at August 31, 2004 and 2003, respectively.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Investments:

        Investments as of August 31, 2004 and 2003 are as follows:

	2004	2003

	(Dollars in thousands)
Cooperatives:
CF Industries, Inc.	$152,996	$152,996
Land O’Lakes, Inc.	31,057	27,105
Ag Processing, Inc.	24,866	24,481
CoBank ACB (CoBank)	16,625	22,505
Joint ventures:
United Country Brands, LLC (Agriliance, LLC)	167,597	129,286
Ventura Foods, LLC	107,719	107,464
TEMCO, LLC	5,776	9,087
Other	69,180	59,969

	$575,816	$532,893

        The CHS investment in CF Industries, Inc. (CF) is carried at cost, including allocated patronage refunds. CHS recognizes income from this investment when qualified patronage refunds are received. In each of the years 1998 through 2003, CF has generated operating losses, none of which were allocated to its owners. CHS management has performed the appropriate impairment tests of this investment, and based upon those tests, believes that the fair market value exceeds its carrying value. CHS will continue to perform impairment tests annually, or as circumstances dictate, including reviewing operating results, which could result in impairment to its CF investment.

        The Company has a 50% interest in Ventura Foods, LLC, a joint venture, which produces and distributes oilseed-based products. The following provides summarized unaudited financial information for Ventura Foods, LLC balance sheets as of August 31, 2004 and 2003, and statements of operations for the twelve months ended August 31, 2004, 2003 and 2002:

	2004	2003

	(Dollars in thousands)
Current assets	$286,613	$193,632
Non-current assets	258,270	231,649
Current liabilities	171,269	227,400
Non-current liabilities	194,547	21,738

	2004	2003	2002

	(Dollars in thousands)
Net sales	$1,425,061	$1,165,823	$1,013,475
Gross profit	167,581	155,274	181,217
Net income	44,696	42,837	75,368

        Agriliance, LLC (Agriliance) is owned and governed by Land O’Lakes, Inc. (50%) and United Country Brands, LLC (50%). United Country Brands, LLC, was initially owned and governed 50% by the Company and 50% by Farmland Industries, Inc. (Farmland), and was formed solely to hold a 50% interest in Agriliance. Initially, the Company’s indirect share of earnings (economic interest) in Agriliance was 25%, which was the same as the Company’s ownership or governance interest. In April 2003, the Company acquired an additional 13.1% economic interest in the wholesale crop protection business of

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agriliance (the “CPP Business”), which constituted only a part of the Agriliance business operations, for a cash payment of $34.3 million. After the transaction, the economic interests in Agriliance were owned 50% by Land O’Lakes, Inc. 25% plus an additional 13.1% of the CPP Business by the Company and 25% less 13.1% of the CPP Business by Farmland. The ownership or governance interests in Agriliance did not change with the purchase of this additional economic interest. Agriliance’s earnings were split among the members based upon the respective economic interests of each member. On April 30, 2004, the Company purchased all of Farmland’s remaining interest in Agriliance for $27.5 million in cash. The Company now owns 50% of the economic and governance interests in Agriliance, and continues to account for this investment using the equity method of accounting.

        The following provides summarized financial information for Agriliance balance sheets as of August 31, 2004 and 2003, and statements of operations for the years ended August 31, 2004, 2003 and 2002:

	2004	2003

	(Dollars in thousands)
Current assets	$1,123,671	$1,249,891
Non-current assets	123,106	119,615
Current liabilities	878,814	1,083,693
Non-current liabilities	128,780	27,061

	2004	2003	2002

	(Dollars in thousands)
Net sales	$3,477,528	$3,485,623	$3,625,849
Earnings from operations	82,221	67,239	57,604
Net income	71,278	60,741	47,044

        During the year ended August 31, 2004, NCRA exercised its right of first refusal to purchase a partial interest in a crude oil pipeline for $16.0 million, increasing their holding to 100%. NCRA subsequently sold a 50% interest in the same pipeline to another third party for proceeds of $25.0 million and recorded a pre-tax gain on the sale of $14.7 million.

        Disclosure of the fair value of financial instruments to which the Company is a party includes estimates and assumptions which may be subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Financial instruments are carried at amounts that approximate estimated fair values. Investments in cooperatives and joint ventures have no quoted market prices.

        Various agreements with other owners of investee companies and a majority-owned subsidiary set out parameters whereby CHS may buy and sell additional interests in those companies, upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Property, Plant and Equipment:

        A summary of property, plant and equipment as of August 31, 2004 and 2003 is as follows:

	2004	2003

	(Dollars in thousands)
Land and land improvements	$64,709	$60,453
Buildings	422,545	380,940
Machinery and equipment	1,618,428	1,515,976
Office and other	65,296	61,356
Construction in progress	214,988	159,555

	2,385,966	2,178,280
Less accumulated depreciation and amortization	1,136,311	1,055,298

	$1,249,655	$1,122,982

        In January 2002, the Company formed a limited liability company with Cargill, Incorporated to engage in wheat flour milling and processing. The Company holds a 24% interest in the entity, which is known as Horizon Milling, LLC. The Company is leasing certain of its wheat milling facilities and related equipment to Horizon Milling, LLC under an operating lease agreement. The book value of the leased milling assets at August 31, 2004, was $93.6 million, net of accumulated depreciation of $37.1 million.

        For the years ended August 31, 2004, 2003 and 2002, the Company capitalized interest of $2.8 million, $3.9 million and $2.1 million, respectively, related to capitalized construction projects.

        During 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company’s Energy segment operates oil refineries and related pipelines for which the Company would be subject to Asset Retirement Obligations (ARO) if such assets were to be dismantled. The Company, however, expects to operate its refineries and related pipelines indefinitely. Since the time period to dismantle these assets is indeterminate, a corresponding ARO is not estimable and therefore has not been recorded.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Other Assets:

        Other assets as of August 31, 2004 and 2003 are as follows:

	2004	2003

	(Dollars in thousands)
Goodwill	$26,896	$27,052
Customer lists, less accumulated amortization of $7,445 and $5,112, respectively	7,087	9,414
Non-compete covenants, less accumulated amortization of $2,115 and $11,774, respectively	1,638	1,766
Other intangible assets, less accumulated amortization of $3,113 and $1,986, respectively	13,498	14,607
Prepaid pension and other benefit assets	182,773	151,389
Deferred tax asset		28,689
Notes receivable	1,186	1,991
Other	4,039	4,612

	$237,117	$239,520

        Intangible assets amortization expenses for the years ended August 31, 2004, 2003 and 2002 were $3.8 million, $12.2 million and $4.2 million, respectively. The estimated amortization expense related to intangible assets subject to amortization for the next five years will approximate $2.7 million annually for the first four years, and $1.7 million for the fifth year.

        Through Country Energy, LLC, formerly a joint venture with Farmland, the Company marketed refined petroleum products including gasoline, diesel fuel, propane and lubricants under the Cenex brand. On November 30, 2001, the Company purchased the wholesale energy business of Farmland, as well as all interest in Country Energy, LLC. Based on estimated fair values, $26.4 million of the purchase price was allocated to intangible assets, primarily trademarks, tradenames and non-compete agreements. The intangible assets had a weighted-average life of approximately 12 years. During the year ended August 31, 2003, the Company accelerated the amortization of the non-compete agreement due to Farmland’s July 31, 2003 notification that it intended to liquidate its assets in bankruptcy. The Company had additional amortization expense of $7.5 million during 2003 related to the acceleration, and the asset had a zero book value as of August 31, 2003.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Notes Payable and Long-Term Debt:

        Notes payable and long-term debt as of August 31, 2004 and 2003 consisted of the following:

	Interest Rates at
	August 31, 2004	2004	2003

		(Dollars in thousands)
Notes payable(a)(h)	2.01% to 2.23%	$116,115	$251,131

Long-term debt:
Revolving term loans from cooperative and other banks, payable in installments through 2009, when the balance is due(b)(h)	2.27% to 13.00%	$155,784	$168,032
Private placement, payable in equal installments beginning in 2008 through 2013(c)(h)	6.81%	225,000	225,000
Private placement, payable in installments beginning in 2007 through 2018(d)(h)	4.96% to 5.60%	175,000	175,000
Private placement, payable in equal installments beginning in 2005 through 2011(e)(h)	7.43% to 7.90%	80,000	80,000
Private placement, payable in its entirety in 2010(f)(h)	4.08%	15,000
Private placement, payable in its entirety in 2011(f)(h)	4.39%	15,000
Industrial revenue bonds, payable in its entirety in 2011	5.23%	3,925	5,831
Other notes and contracts(g)	5.70% to 12.17%	14,109	9,310

Total long-term debt		683,818	663,173
Less current portion		35,117	14,951

Long-term portion		$648,701	$648,222

	2004	2003

Weighted-average interest rates at August 31:
Short-term debt	2.16%	1.83%
Long-term debt	6.35%	6.52%

(a)	The Company finances its working capital needs through short-term lines of credit with a syndication of domestic and international banks. These revolving lines of credit include a 364-day facility of $750.0 million, and a three-year facility of $150.0 million, both of which are committed. On August 31, 2004, $115.0 million was outstanding on the 364-day facility. In addition to these short-term lines of credit, the Company has a two-year credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million, all of which is committed, with no amounts outstanding on August 31, 2004. Other miscellaneous notes payable totaled $1.1 million on August 31, 2004.

(b)	The Company established a long-term credit agreement, which committed $200.0 million of long-term borrowing capacity to the Company through May 31, 1999, of which $164.0 million was drawn before the expiration date of that commitment. On August 31, 2004, $131.2 million was outstanding. NCRA term loans of $12.0 million are collateralized by NCRA’s investment in CoBank.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	In June 1998, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $225.0 million.

(d)	In October 2002, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million.

(e)	In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. A long-term note was issued for $25.0 million and a subsequent note for $55.0 million was issued in March 2001.

(f)	In March 2004, the Company entered into a note purchase and private shelf agreement with Prudential Capital Group. In April 2004, two long-term notes were issued for $15.0 million each.

(g)	Other notes payable of $10.0 million are collateralized by property, plant and equipment, with a cost of approximately $16.9 million, less accumulated depreciation of approximately $1.4 million on August 31, 2004.

(h)	The debt is unsecured, however restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios.

        The fair value of long-term debt approximates book value as of August 31, 2004 and 2003.

        The aggregate amount of long-term debt payable as of August 31, 2004 is as follows:

(Dollars in
thousands)
2005	$35,117
2006	35,582
2007	60,122
2008	98,626
2009	117,285
Thereafter	337,086

$683,818

        The Company is in compliance with all debt covenants and restrictions as of August 31, 2004.

        On September 21, 2004, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million with an interest rate of 5.25%. The debt will be repaid in equal annual installments of $25.0 million during fiscal years 2011 through 2015. The proceeds were used to pay down the Company’s short-term debt.

8.	Income Taxes:

        In October 2001, NCRA’s members ratified a resolution passed by NCRA’s Board of Directors to compute patronage distributions for all years ending after August 31, 2001, based on earnings for financial statement purposes, rather than amounts reportable for federal income tax purposes. As a result of this by-law change, NCRA’s statutory rate applied to the cumulative differences between financial statement earnings and tax basis earnings, has been changed. In connection with this change the Company recorded a deferred tax benefit of $10.9 million as of August 31, 2002. The $10.9 million deferred tax benefit recorded as a result of the change in patronage distribution by NCRA as of August 31, 2002, has been offset by a $10.9 million NCRA valuation allowance. Additional valuation allowances of $1.7 million and $6.2 million were provided to offset deferred tax benefits generated by NCRA as of August 31, 2003 and 2002, respectively. For the year ended August 31, 2004, NCRA decreased its valuation allowance by $5.0 million due to a reduction in NCRA’s deferred tax benefits. The Company recorded a $4.4 million

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

valuation allowance to offset deferred tax benefits relating to a capital loss carryforward in that same period.

        The provision for income taxes for the years ended August 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002

	(Dollars in thousands)
Current	$17,200	$3,700	$14,300
Deferred	7,900	7,300	(12,700)
Valuation allowance	600	1,700	17,100

Income taxes	$25,700	$12,700	$18,700

        The tax effect of temporary differences of deferred tax assets and liabilities as of August 31, 2004 and 2003 is as follows:

	2004	2003

	(Dollars in thousands)
Deferred tax assets:
Accrued expenses and valuation reserves	$49,151	$53,521
Postretirement health care and deferred compensation	37,067	29,153
Property, plant and equipment		9,369
Alternative minimum tax credit and loss carryforward	28,268	8,948
Other	21,464	19,316

Total deferred tax assets	135,950	120,307

Deferred tax liabilities:
Pension, including minimum liability	47,155	34,531
Equity method investments	7,407	23,310
Property, plant and equipment	35,737
Other	1,184

Total deferred tax liabilities	91,483	57,841

Deferred tax assets valuation reserve	(11,212)	(11,765)

Net deferred tax assets	$33,255	$50,701

        As of August 31, 2004, net deferred tax assets of $43.4 million and $10.1 million are included in current assets and other liabilities, respectively ($22.0 million and $28.7 million in current assets and other assets, respectively, as of August 31, 2003). As of August 31, 2004, NCRA recognized a valuation allowance for the entire tax benefit associated with its net deferred tax asset, as it is considered more likely than not, based on the weight of available information, that the future tax benefits related to these items will not be realized. As of August 31, 2004, NCRA’s net deferred tax assets of $6.8 million were comprised of deferred tax assets of $18.4 million and deferred tax liabilities of $11.6 million. Deferred tax assets are comprised of basis differences related to inventories, investments, lease obligations, accrued liabilities and certain federal and state tax credits. NCRA files a separate tax return and, as such, these items must be assessed independently of the Company’s deferred tax assets when determining recoverability.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        The reconciliation of the statutory federal income tax rates to the effective tax rates for the years ended August 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.9	3.9	3.9
Patronage earnings	(25.8)	(25.7)	(25.0)
Change in patronage determination			(7.5)
Export activities at rates other than the U.S. statutory rate	(4.5)	(3.2)	(1.9)
Deferred tax asset valuation allowance	0.2	1.3	11.8
Other	1.6	(2.0)	(3.4)

Effective tax rate	10.4%	9.3%	12.9%

9.	Equities:

        In accordance with the by-laws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year, and are based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates.

        Annual net savings from sources other than patronage may be added to the unallocated capital reserve or, upon action by the Board of Directors, allocated to members in the form of nonpatronage equity certificates. Redemptions are at the discretion of the Board of Directors.

        A new policy was adopted effective September 1, 2004, whereby redemptions of capital equity certificates approved by the Board of Directors will be divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities older than 10 years, and another for individual members who are eligible for equity redemptions at age 72 or upon death. The amount that each non-individual member receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates older than 10 years held by that member, and the denominator is the sum of the patronage certificates older than 10 years held by all eligible non-individuals.

        For the years ended August 31, 2004, 2003 and 2002, the Company redeemed in cash, patronage related equities in accordance with authorization from the Board of Directors in the amounts of $10.3 million, $31.1 million and $31.1 million, respectively. An additional $13.0 million of capital equity certificates were redeemed in fiscal 2004, by issuance of shares of the Company’s 8% Cumulative Redeemable Preferred Stock (New Preferred) pursuant to a registration statement on Form S-2 filed with the Securities and Exchange Commission. The amount of equities redeemed with each share of preferred stock issued was $27.10, which was the closing price per share of the stock on the NASDAQ National Market on March 2, 2004. On August 31, 2004, the Company had 4,226,428 shares of the New Preferred outstanding with a total redemption value of approximately $105.7 million, excluding accumulated dividends.

        The Company expects cash redemptions related to the year ended August 31, 2004, to be distributed in fiscal year 2005, to be approximately $32.1 million and are classified as a current liability on the August 31, 2004 consolidated balance sheet. The Company expects to redeem an additional

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$20.0 million of capital equity certificates in fiscal year 2005 by issuing shares of the Company’s New Preferred, pending approval from the Securities and Exchange Commission.

        In 2001 and 2002 the Company issued 9,454,874 shares of 8% Preferred Stock (Old Preferred). In late 2002, the Company suspended sales of the Old Preferred, and on February 25, 2003 the Company filed a post-effective amendment to terminate the offering of the Old Preferred shares. In January 2003, the Board of Directors authorized the sale and issuance of up to 3,500,000 shares of 8% Cumulative Redeemable Preferred Stock (New Preferred) at a price of $25.00 per share. The Company filed a registration statement on Form S-2 with the Securities and Exchange Commission registering 3,000,000 shares of the New Preferred (with an additional over-allotment option of 450,000 shares granted to the underwriters), which was declared effective on January 27, 2003. The shares were subsequently sold for gross proceeds of $86.3 million (3,450,000 shares). The New Preferred is listed on the NASDAQ National Market under the symbol CHSCP. Expenses related to the issuance of the New Preferred were $3.8 million.

        On March 5, 2003, the Company’s Board of Directors authorized the redemption and conversion of the Old Preferred shares. A redemption notification and a conversion election form were sent to holders of the Old Preferred shares on March 31, 2003 explaining that on April 25, 2003 all shares of the Old Preferred would be redeemed by the Company for $1.00 per share unless they were converted into shares of the Company’s New Preferred. The conversion did not change the base liquidation amount or dividend amount of the Old Preferred, since 25 shares of the Old Preferred converted to 1 share of the New Preferred. The total Old Preferred converted to the New Preferred was 7,452,439 shares, and the balance of the Old Preferred (2,002,435 shares) was redeemed in cash at $1.00 per share.

        The New Preferred accumulates dividends at a rate of 8% per year, and dividends are payable quarterly.

10.	Employee Benefit Plans:

        The Company has various pension and other defined benefit and defined contribution plans, in which substantially all employees may participate.

        Financial information on changes in benefit obligation and plan assets funded and balance sheets status as of August 31, 2004 and 2003 is as follows:

			Non-Qualified
	Qualified Pension Benefits		Pension Benefits		Other Benefits

	2004	2003	2004	2003	2004	2003

	(Dollars in thousands)
Change in benefit obligation:
Benefit obligation at beginning of period	$289,906	$253,868	$13,834	$14,543	$29,255	$24,915
Service cost	11,548	10,840	601	800	754	648
Interest cost	17,203	17,503	822	1,033	1,758	1,722
Plan participants contributions		1,771				215
Plan amendments	105				(839)	88
Transfers					1,206
Actuarial loss (gain)	4,539	22,049	77	(766)	(2,162)	2,527
Special agreement			1,003
Assumption change		4,659			502	1,469
Benefits paid	(22,865)	(20,784)	(2,211)	(1,776)	(2,147)	(2,329)

Benefit obligation at end of period	$300,436	$289,906	$14,126	$13,834	$28,327	$29,255

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Non-Qualified
	Qualified Pension Benefits		Pension Benefits		Other Benefits

	2004	2003	2004	2003	2004	2003

	(Dollars in thousands)
Change in plan assets:
Fair value of plan assets at beginning of period	$280,217	$201,563
Actual income on plan assets	31,500	14,915
Company contributions	10,700	84,523	$2,211	$1,776	$2,147	$2,114
Participants contributions						215
Benefits paid	(22,865)	(20,784)	(2,211)	(1,776)	(2,147)	(2,329)

Fair value of plan assets at end of period	$299,552	$280,217	$—	$—	$—	$—

Funded status	$(884)	$(9,689)	$(14,126)	$(13,834)	$(28,327)	$(29,255)
Employer contributions after measurement date			32	84	222	247
Unrecognized actuarial loss (gain)	114,401	118,025	130	(899)	(1,061)	707
Unrecognized transition obligation					8,325	9,261
Unrecognized prior service cost	6,730	7,467	2,977	3,503	(1,742)	(1,076)
Special agreement			(1,003)

Prepaid benefit cost (accrued)	$120,247	$115,803	$(11,990)	$(11,146)	$(22,583)	$(20,116)

Amounts recognized on balance sheets consist of:
Accrued benefit liability	$120,247	$95,917	$(11,990)	$(12,125)	$(22,583)	$(20,116)
Intangible assets		2,425		253
Accumulated other comprehensive loss		17,461		726

Net amounts recognized	$120,247	$115,803	$(11,990)	$(11,146)	$(22,583)	$(20,116)

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended August 31, 2004. The rate was assumed to decrease gradually to 6.0% for 2006 and remain at that level thereafter. Components of net periodic benefit costs for the years ended August 31, 2004, 2003 and 2002 are as follows:

				Non-Qualified
	Qualified Pension Benefits			Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002	2004	2003	2002

	(Dollars in thousands)
Components of net periodic benefit cost:
Service cost	$11,548	$10,840	$9,275	$601	$800	$1,168	$754	$648	$557
Interest cost	17,203	17,503	17,673	822	1,033	886	1,758	1,722	1,586
Expected return on assets	(27,489)	(23,788)	(21,386)
Prior service cost amortization	843	806	740	526	564	574	(174)	(172)	(197)
Actuarial loss (gain) amortization	4,149	2,623	1,369	103	159	18	108	(215)	(505)
Transition amount amortization			(708)				936	936	936

Net periodic benefit cost	$6,254	$7,984	$6,963	$2,052	$2,556	$2,646	$3,382	$2,919	$2,377

Average assumptions:
Discount rate	6.40%	6.30%	7.10%	6.25%	6.00%	7.25%	6.40%	6.30%	7.10%
Expected return on plan assets	9.00%	9.00%	9.00%	N/A	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase	4.30%	5.00%	5.00%	5.00%	5.00%	5.00%	4.30%	5.00%	5.00%

        The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows as of August 31, 2004 and 2003:

	Qualified Pension		Non-Qualified
	Benefits		Pension Benefits

	2004	2003	2004	2003

	(Dollars in thousands)
Projected benefit obligation	$—	$120,068	$14,126	$13,834
Accumulated benefit obligation	—	107,760	12,463	12,209
Fair value of plan assets	—	104,560

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease

	(Dollars in thousands)
Effect on total of service and interest cost components	$254	$(229)
Effect on postretirement benefit obligation	2,418	(2,190)

        The Company provides defined life insurance and health care benefits for certain retired employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

        The Company has other contributory defined contribution plans covering substantially all employees. Total contributions by the Company to these plans were; $8.6 million, $8.5 million and $11.0 million, for the years ended August 31, 2004, 2003 and 2002, respectively.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        The Company contributed $10.7 million to qualified pension plans in 2004. Because the plan is fully funded, the Company does not expect to contribute to the pension plans in 2005. The Company expects to pay $2.3 million to participants of the non-qualified pension and postretirement benefit plans during 2005.

        The Company’s retiree benefit payments which reflect expected future service are anticipated to be paid as follows:

	Qualified	Non-Qualified	Other
	Pension Benefits	Pension Benefits	Benefits

	(Dollars in thousands)
2005	$30,586	$241	$2,166
2006	22,738	240	2,278
2007	26,394	244	2,658
2008	24,977	237	2,882
2009	26,950	235	3,298
2010-2014	150,883	1,134	23,716

        The Company has master trusts that hold the assets for the cash balance, production and NCRA pension plans. The Company and NCRA have qualified plan committees that set investment guidelines with the assistance of an external consultant. Investment objectives for the Company’s plan assets are to:

•	Optimize the long-term returns on plan assets at an acceptable level of risk, and

•	Maintain broad diversification across asset classes and among investment managers, and

•	Focus on long-term return objectives.

        Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption. The Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption when deemed necessary based upon revised expectations of future investment performance of the overall investment markets.

        The investment portfolio contains a diversified portfolio of investment categories, including domestic and international equities, fixed income securities and real estate. Securities are also diversified in terms of domestic and international securities, short and long-term securities, growth and value equities, large and small cap stocks, as well as active and passive management styles.

        The Committee believes with prudent risk tolerance and asset diversification, the plan should be able to meet its pension obligations in the future.

        The Company’s pension plans’ average asset allocations by asset categories are as follows:

	2004	2003

Cash	2.7%	1.8%
Debt	29.9%	29.5%
Equities	62.0%	63.2%
Real estate	3.8%	3.8%
Other	1.6%	1.7%

Total	100.0%	100.0%

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Segment Reporting:

        The Company operates five business segments, which are based on products and services; Agronomy, Energy, Country Operations and Services, Grain Marketing, and Processed Grains and Foods. The Agronomy segment consists of joint ventures and other investments, from which the Company derives investment income based upon the profitability of these investments. The Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. The Country Operations and Services segment derives its revenues through the origination and marketing of grain, through the retail sales of petroleum and agronomy products, and processed sunflowers, feed and farm supplies. The Country Operations and Services segment also derives revenues from service activities related to crop production. The Grain Marketing segment derives its revenues from the sale of grains and oilseeds and from service activities conducted at its export terminals. The Processed Grains and Foods segment derives its revenues from the sales of soybean meal and soybean refined oil, from equity income in two wheat milling joint ventures, from equity income in an oilseed food manufacturing and distribution joint venture, and from the sales of Mexican food products.

        Reconciling Amounts represent the elimination of sales between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments.

        The Company assigns certain corporate general and administrative expenses to its business segments, based on use of such services and allocates other services based on factors or considerations relevant to the costs incurred.

        Expenses that are incurred at the corporate level for the purpose of the general operation of the Company are allocated to the segments based upon factors which management considers to be non-asymmetrical. Nevertheless, due to efficiencies in scale, cost allocations, and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        Segment information for the years ended August 31, 2004, 2003 and 2002 is as follows:

			Country		Processed
			Operations		Grains	Corporate
			and	Grain	and	and	Reconciling
	Agronomy	Energy	Services	Marketing	Foods	Other	Amounts	Total

	(Dollars in thousands)
For the year ended August 31, 2004:
Net sales		$4,028,248	$2,227,764	$5,006,029	$802,102		$(1,154,810)	$10,909,333
Other revenues	$(15)	9,193	94,381	28,710	2,836	$6,198		141,303

	(15)	4,037,441	2,322,145	5,034,739	804,938	6,198	(1,154,810)	11,050,636
Cost of goods sold		3,784,260	2,199,700	5,006,704	768,391		(1,154,810)	10,604,245
Marketing, general and administrative	8,482	66,493	70,196	25,071	31,811	6,231		208,284

Operating (losses) earnings	(8,497)	186,688	52,249	2,964	4,736	(33)	—	238,107
Gain on sale of investment		(14,666)						(14,666)
Gain on legal settlements			(692)					(692)
Interest	(352)	13,819	16,019	5,874	15,307	958		51,625
Equity (income) from investments	(35,725)	(1,399)	(519)	(11,413)	(29,966)			(79,022)
Minority interests		32,507	1,323					33,830

Income (loss) before income taxes	$27,580	$156,427	$36,118	$8,503	$19,395	$(991)	$—	$247,032

Intersegment sales		$(121,199)	$(987,145)	$(45,103)	$(1,363)		$1,154,810	$—

Goodwill		$3,041	$250		$23,605			$26,896

Capital expenditures		$187,937	$28,537	$6,835	$18,783	$3,056		$245,148

Depreciation and amortization	$1,247	$57,195	$22,087	$8,040	$15,789	$4,041		$108,399

Total identifiable assets at August 31, 2004	$327,448	$1,591,254	$862,645	$487,807	$475,004	$287,134		$4,031,292

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Country		Processed
			Operations		Grains	Corporate
			and	Grain	and	and	Reconciling
	Agronomy	Energy	Services	Marketing	Foods	Other	Amounts	Total

	(Dollars in thousands)
For the year ended August 31, 2003:
Net sales		$3,648,093	$1,885,825	$4,139,226	$491,931		$(894,341)	$9,270,734
Other revenues	$(84)	5,655	84,206	25,676	2,411	$4,714		122,578

	(84)	3,653,748	1,970,031	4,164,902	494,342	4,714	(894,341)	9,393,312
Cost of goods sold		3,470,726	1,876,811	4,133,677	473,682		(894,341)	9,060,555
Marketing, general and administrative	8,138	63,740	55,887	21,072	29,715	5,205		183,757

Operating (losses) earnings	(8,222)	119,282	37,333	10,153	(9,055)	(491)	—	149,000
Gain on legal settlements			(10,867)					(10,867)
Interest	(974)	16,401	14,975	4,738	12,845	690		48,675
Equity (income) loss from investments	(20,773)	(1,353)	(788)	1,673	(26,056)	(2)		(47,299)
Minority interests		20,782	1,168					21,950

Income (loss) before income taxes	$13,525	$83,452	$32,845	$3,742	$4,156	$(1,179)	$—	$136,541

Intersegment sales		$(94,209)	$(796,999)	$(2,435)	$(698)		$894,341	$—

Goodwill		$3,185	$262		$23,605			$27,052

Capital expenditures		$80,837	$26,738	$5,298	$60,576	$2,240		$175,689

Depreciation and amortization	$1,247	$65,868	$21,039	$6,718	$13,321	$3,154		$111,347

Total identifiable assets at August 31, 2003	$285,906	$1,449,652	$857,523	$450,415	$498,872	$265,600		$3,807,968

For the year ended August 31, 2002:
Net sales		$2,657,689	$1,474,553	$3,281,469	$496,084		$(753,341)	$7,156,454
Other revenues	$(89)	857	83,361	22,399	(1,209)	$2,032		107,351

	(89)	2,658,546	1,557,914	3,303,868	494,875	2,032	(753,341)	7,263,805
Cost of goods sold		2,483,359	1,474,392	3,272,985	462,655		(753,341)	6,940,050
Marketing, general and administrative	8,957	66,731	47,995	22,213	31,813	4,466		182,175

Operating (losses) earnings	(9,046)	108,456	35,527	8,670	407	(2,434)	—	141,580
Gain on legal settlements			(2,970)					(2,970)
Interest	(1,403)	16,875	13,851	4,807	9,514	(1,189)		42,455
Equity (income) loss from investments	(13,425)	1,166	(283)	(4,257)	(41,331)	(3)		(58,133)
Minority interests		14,604	786					15,390

Income (loss) before income taxes	$5,782	$75,811	$24,143	$8,120	$32,224	$(1,242)	$—	$144,838

Intersegment sales		$(67,367)	$(615,853)	$(69,561)	$(560)		$753,341	$—

Capital expenditures		$54,576	$34,305	$14,851	$35,144	$1,293		$140,169

Depreciation and amortization	$1,247	$58,701	$21,214	$6,235	$13,436	$3,153		$103,986

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        During the years ended August 31, 2004, 2003 and 2002, the Company received cash proceeds and recorded gains of $0.7 million, $10.9 million and $3.0 million, respectively, related to legal settlements from several vitamin product suppliers against whom the Company alleged certain price-fixing claims.

12.	Commitments and Contingencies:

Environmental:

        The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. In order to meet its compliance requirements, the Company establishes reserves for the probable future costs of remediation of identified issues, which are included in cost of goods sold and marketing, general and administrative expenses in the consolidated statements of operations. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

        In connection with certain refinery upgrades and enhancements that are necessary in order to comply with existing environmental regulations, the Company expects to incur additional capital expenditures of approximately $87.0 million for the Company’s Laurel, Montana, refinery and $311.0 million for NCRA’s McPherson, Kansas, refinery, of which $49.2 million has been spent at the Laurel refinery and $131.0 million has been spent by NCRA at the McPherson refinery as of August 31, 2004. The Company expects all of these compliance capital expenditures at the refineries to be completed by December 31, 2005, and anticipates funding these projects with a combination of cash flows from operations and debt proceeds.

Other Litigation and Claims:

        The Company is involved as a defendant in various lawsuits, claims and disputes, which are in the normal course of the Company’s business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

Grain Storage:

        As of August 31, 2004 and 2003, the Company stored grain and processed grain products for third parties totaling $157.1 million and $155.2 million, respectively. Such stored commodities and products are not the property of the Company and therefore are not included in the Company’s inventories.

Guarantees:

        The Company is a guarantor for lines of credit for related companies of which $32.0 million was outstanding as of August 31, 2004. The Company’s bank covenants allow maximum guarantees of $150.0 million. In addition, the Company’s bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million. All outstanding loans with respective creditors are current as of August 31, 2004.

        The Company has adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by a guarantor at the inception of the guarantee for obligations the guarantor has undertaken in issuing the guarantee.

        The Company makes seasonal and term loans to member cooperatives, and its wholly-owned subsidiary, Fin-Ag, Inc., makes loans for agricultural purposes to individual producers. Some of these loans are sold to CoBank, and the Company guarantees a portion of the loans sold. In addition, the Company also guarantees certain debt and obligations under contracts for its subsidiaries and members.

        The Company’s obligations pursuant to its guarantees as of August 31, 2004 are as follows:

	Guarantee/	Exposure on
	Maximum	August 31,	Nature of		Triggering		Assets Held
Entities	Exposure	2004	Guarantee	Expiration Date	Event	Recourse Provisions	as Collateral

	(Dollars in thousands)
The Company’s financial services cooperative loans sold to CoBank	*	$5,927	10% of the obligations of borrowers (agricultural cooperatives) under credit agreements for loans sold	None stated, but may be terminated by either party upon 60 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure
Fin-Ag, Inc. agricultural loans sold to CoBank	*	25,076	15% of the obligations of borrowers under credit agreements for some of the loans sold, 50% of the obligations of borrowers for other loans sold, and 100% of the obligations of borrowers for the remaining loans sold	None stated, but may be terminated by either party upon 90 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure
Horizon Milling, LLC	$5,000		Indemnification and reimbursement of 24% of damages related to Horizon Milling, LLC’s performance under a flour sales agreement	None stated, but may be terminated by any party upon 90 days prior notice in regard to future obligations	Non- performance under flour sale agreement	Subrogation against Horizon Milling, LLC	None
TEMCO, LLC	$15,000		Obligations by TEMCO, LLC under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO, LLC	None

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Guarantee/	Exposure on
	Maximum	August 31,	Nature of		Triggering		Assets Held
Entities	Exposure	2004	Guarantee	Expiration Date	Event	Recourse Provisions	as Collateral

	(Dollars in thousands)
Third parties	*	1,000	Surety for, or indemnification of surety for sales contracts between affiliates and sellers of grain under deferred payment contracts	Annual renewal on December 1st in regard to surety for one third party, otherwise none stated and may be terminated by the Company at any time in regard to future obligations	Nonpayment	Subrogation against affiliates	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure

		$32,003

*	The Company’s bank covenants allow for guarantees of up to $150.0 million, but the Company is under no obligation to extend these guarantees. The maximum exposure on any given date is equal to the actual guarantees extended as of that date.

Lease Commitments:

        The Company leases approximately 1,900 rail cars with remaining lease terms of one to ten years. In addition, the Company has commitments under other operating leases for various refinery, manufacturing and transportation equipment, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases term.

        Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income was $35.3 million, $31.7 million and $30.7 million for the years ended August 31, 2004, 2003 and 2002, respectively. Mileage credits and sublease income totaled $7.2 million, $7.1 million and $9.5 million for the years ended August 31, 2004, 2003 and 2002, respectively.

        Minimum future lease payments, required under noncancellable operating leases as of August 31, 2004 are as follows:

	Rail		Equipment
	Cars	Vehicles	and Other	Total

	(Dollars in thousands)
2005	$8,539	$16,207	$5,676	$30,422
2006	6,090	13,233	5,180	24,503
2007	5,034	10,392	4,589	20,015
2008	4,179	9,133	3,241	16,553
2009	3,036	6,110	2,906	12,052
Thereafter	9,151	5,511	4,588	19,250

Total minimum future lease payments	$36,029	$60,586	$26,180	$122,795

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Supplemental Cash Flow and Other Information:

        Additional information concerning supplemental disclosures of cash flow activities for the years ended August 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002

	(Dollars in thousands)
Net cash paid during the period for:
Interest	$52,004	$45,239	$44,231
Income taxes	27,997	956	27,965
Other significant noncash transactions:
Capital equity certificates exchanged for preferred stock	12,990
Capital equity certificates issued in exchange for elevator properties	13,355	350	1,842
Exchange of preferred stock		7,452
Accrual of dividends and equities payable	(83,569)	(39,049)	(56,510)
Other comprehensive income (loss)	11,178	33,584	(49,982)

14.	Related Party Transactions:

        Related party transactions with equity and cooperative investees as of August 31, 2004 and 2003 are as follows:

	2004	2003

	(Dollars in thousands)
Sales	$1,185,366	$779,857
Purchases	632,993	637,357
Receivables	17,679	13,393
Payables	28,118	29,113

        These related party transactions were primarily with TEMCO, LLC, CF Industries, Inc., Horizon Milling, LLC, Agriliance, LLC, United Harvest, LLC and Ventura Foods, LLC.

15.	Comprehensive Income:

        The components of comprehensive income, net of taxes, for the years ended August 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(Dollars in thousands)
Net income	$221,332	$123,841	$126,138
Additional minimum pension liability	10,016	36,106	(48,797)
Financial instruments	698	1,045	(548)
Cash flow hedges	356	(3,549)	(637)
Foreign currency translation adjustment	108	(18)

Comprehensive income	$232,510	$157,425	$76,156

CHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

        The components of accumulated other comprehensive loss, net of taxes, as of August 31, 2004 and 2003 are as follows:

	2004	2003

	(Dollars in
	thousands)
Additional minimum pension liability	$3,930	$13,946
Financial instruments	(534)	164
Cash flow hedges	3,829	4,185
Foreign currency translation adjustment	(90)	18

Accumulated other comprehensive loss	$7,135	$18,313

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members and Patrons of CHS Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equities and comprehensive income and of cash flows present fairly, in all material respects, the financial position of CHS Inc. and subsidiaries at August 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

October 28, 2004

Minneapolis, Minnesota

CHS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	November 30,	August 31,	November 30,
	2004	2004	2003

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$166,847	$136,491	$119,086
Receivables	849,812	834,965	818,632
Inventories	841,273	723,893	1,022,523
Other current assets	257,923	273,355	292,669

Total current assets	2,115,855	1,968,704	2,252,910
Investments	535,927	575,816	519,107
Property, plant and equipment	1,283,033	1,249,655	1,135,351
Other assets	242,083	237,117	248,915

Total assets	$4,176,898	$4,031,292	$4,156,283

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$1,083	$116,115	$376,846
Current portion of long-term debt	35,076	35,117	17,437
Customer credit balances	93,095	88,686	72,254
Customer advance payments	112,557	64,042	168,370
Checks and drafts outstanding	51,228	64,584	83,110
Accounts payable	840,743	717,501	700,885
Accrued expenses	259,315	305,650	281,593
Dividends and equities payable	105,842	83,569	63,082

Total current liabilities	1,498,939	1,475,264	1,763,577
Long-term debt	767,392	648,701	642,187
Other liabilities	149,357	148,526	118,204
Minority interests in subsidiaries	137,017	130,715	116,181
Commitments and contingencies
Equities	1,624,193	1,628,086	1,516,134

Total liabilities and equities	$4,176,898	$4,031,292	$4,156,283

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended

	November 30,	November 30,
	2004	2003

	(dollars in thousands)
Revenues:
Net sales	$2,937,248	$2,489,344
Other revenues	44,524	33,033

	2,981,772	2,522,377
Cost of goods sold	2,872,733	2,416,713
Marketing, general and administrative	47,916	45,836

Operating earnings	61,123	59,828
Gain on legal settlements		(287)
Interest	11,594	11,540
Equity income from investments	(16,683)	(13,707)
Loss on impairment of investment	35,000
Minority interests	8,189	3,922

Income before income taxes	23,023	58,360
Income taxes	5,027	7,621

Net income	$17,996	$50,739

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended

	November 30,	November 30,
	2004	2003

	(dollars in thousands)
Cash flows from operating activities:
Net income	$17,996	$50,739
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	27,118	26,815
Noncash income from equity investments	(16,683)	(13,707)
Noncash loss on impairment of investment	35,000
Minority interests	8,189	3,922
Noncash portion of patronage dividends received	(221)	(311)
Gain on sale of property, plant and equipment	(1,209)	(57)
Other, net	290	227
Changes in operating assets and liabilities:
Receivables	(15,238)	(45,022)
Inventories	(117,380)	(214,886)
Other current assets and other assets	9,666	(122,914)
Customer credit balances	4,409	12,838
Customer advance payments	48,515	44,975
Accounts payable and accrued expenses	77,099	90,274
Other liabilities	857	6,649

Net cash provided by (used in) operating activities	78,408	(160,458)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(63,856)	(52,233)
Proceeds from disposition of property, plant and equipment	5,871	21,664
Investments	(46)	(10)
Equity investments redeemed	22,520	27,493
Investments redeemed	983	3,458
Changes in notes receivable	618	(6,144)
Acquisitions of intangibles	(10)
Distribution to minority owners	(3,060)	(1,338)
Other investing activities, net	1,204	2,507

Net cash used in investing activities	(35,776)	(4,603)

Cash flows from financing activities:
Changes in notes payable	(115,032)	125,715
Borrowings on long-term debt	125,000
Principal payments on long-term debt	(6,548)	(3,771)
Changes in checks and drafts outstanding	(13,356)	(2,904)
Preferred stock dividends paid	(2,113)	(1,874)
Retirements of equities	(227)	(1,268)

Net cash (used in) provided by financing activities	(12,276)	115,898

Net increase (decrease) in cash and cash equivalents	30,356	(49,163)
Cash and cash equivalents at beginning of period	136,491	168,249

Cash and cash equivalents at end of period	$166,847	$119,086

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(dollars in thousands)

Note 1.	Accounting Policies

        The unaudited consolidated balance sheets as of November 30, 2004 and 2003, and the statements of operations and cash flows for the three months ended November 30, 2004 and 2003 reflect, in the opinion of our management, all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations and cash flows for the interim periods presented. The results of operations and cash flows for interim periods are not necessarily indicative of results for a full fiscal year because of, among other things, the seasonal nature of our businesses. The consolidated balance sheet data as of August 31, 2004 has been derived from the audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

        The consolidated financial statements include our accounts and the accounts of all of our wholly-owned and majority-owned subsidiaries and limited liability companies. The effects of all significant intercompany accounts and transactions have been eliminated.

        These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended August 31, 2004, included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

Goodwill and Other Intangible Assets

        Goodwill was $26.9 million, $26.9 million and $27.1 million on November 30, 2004, August 31, 2004 and November 30, 2003, respectively, and is included in other assets in the consolidated balance sheets.

        Intangible assets subject to amortization primarily include trademarks, tradenames, customer lists and non-compete agreements, and are amortized on a straight-line basis over the number of years that approximate their respective useful lives (ranging from 1 to 15 years). The gross carrying amount of these intangible assets is $34.8 million with total accumulated amortization of $13.4 million as of November 30, 2004. Intangible assets of $10 thousand and $173 thousand (non-cash) were acquired during the three months ended November 30, 2004 and 2003, respectively. Total amortization expense for intangible assets during the three-month periods ended November 30, 2004 and 2003, was $0.8 million and $1.3 million, respectively. The estimated amortization expense related to intangible assets subject to amortization for the next five years will approximate $2.4 million annually.

Recent Accounting Pronouncements

        On May 19, 2004, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (“FSP”) regarding Statement of Financial Accounting Standards (SFAS) No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) enacted on December 8, 2003. FSP 106-2 considers the effect of the two new features introduced in the Act in determining accumulated postretirement benefit obligation (“APBO”) and net periodic postretirement benefit cost, which may serve to reduce a company’s postretirement benefit costs. The adoption of this statement had no material effect on us.

        In March 2004, the FASB Emerging Issues Task Force (EITF) reached a consensus on and the FASB ratified EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. On September 30, 2004, the FASB issued FSP

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,”’ which delayed the effective date of the application guidance on impairment of securities included within EITF 03-1. We do not believe the adoption of this standard will have a significant impact on our financial statements.

        On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires those items to be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB 43. It also introduces the concept of “normal capacity” and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We have not yet determined what the effects of adopting this standard will have on us.

        On December 16, 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions, an amendment of FASB Statements No. 66 and 67”, which is effective for fiscal years beginning after June 15, 2005. Since this statement does not apply to our business, we believe it will not have any impact on our financial statements.

        On December 16, 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. SFAS No. 153 replaces the exception from fair value measurement in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is to be applied prospectively, and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance of SFAS No. 153. We have not yet determined what the effects of adopting this standard will have on us.

        On December 16, 2004, the FASB issued SFAS No. 123, “Share-Based Payment”, that replaces SFAS No. 123 and will require compensation costs related to share-based payment transactions to be recognized in the financial statements. SFAS No. 154 is effective for public entities, other than small business issuers, as of the first interim or annual reporting period that begins after June 15, 2005. Since this statement does not apply to our business, we believe it will not have any impact on our financial statements.

        A pending pronouncement, Emerging Issues Task Force (EITF) 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds” was discussed on September 29-30, 2004, and was ratified by the FASB on October 13, 2004. EITF 04-10 would provide guidance on the aggregation criteria found in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Although the FASB ratified the consensus in EITF 04-10, the FASB staff is in the process of drafting a proposed FASB Staff Position (FSP) to provide guidance in determining whether two or more operating segments have similar economic characteristics and has delayed the effective date indefinitely pending the issuance of this FSP. We have not yet determined what effect this pronouncement will have on us.

Reclassifications

        Certain reclassifications have been made to prior year’s amounts to conform to current year classifications. These reclassifications had no effect on previously reported net income, equities and comprehensive income, or cash flows.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 2.	Receivables

	November 30,	August 31,	November 30,
	2004	2004	2003

Trade	$846,528	$835,066	$798,238
Other	59,324	55,708	53,029

	905,852	890,774	851,267
Less allowances for doubtful accounts	56,040	55,809	32,635

	$849,812	$834,965	$818,632

Note 3.	Inventories

	November 30,	August 31,	November 30,
	2004	2004	2003

Grain and oilseed	$385,920	$308,207	$553,784
Energy	301,162	277,801	322,417
Feed and farm supplies	127,409	110,885	113,784
Processed grain and oilseed	25,537	25,740	31,396
Other	1,245	1,260	1,142

	$841,273	$723,893	$1,022,523

Note 4.	Derivative Assets and Liabilities

        Included in other current assets on November 30, 2004, August 31, 2004 and November 30, 2003 are derivative assets of $48.9 million, $91.3 million and $107.7 million, respectively. Included in accrued expenses on November 30, 2004, August 31, 2004 and November 30, 2003 are derivative liabilities of $54.9 million, $110.8 million and $85.6 million, respectively.

Note 5.	Investments

        As of November 30, 2004 we evaluated the carrying value of our investment in CF Industries, Inc., a domestic fertilizer manufacturing company in which we hold a minority interest. Our carrying value of $153.0 million consists primarily of non-cash patronage refunds received from CF Industries, Inc. over the years. Based upon this evaluation, we determined that the carrying value of our CF Industries, Inc. investment should be reduced by $35.0 million, resulting in an impairment charge to our first quarter income. The net effect to income after taxes was $32.1 million.

        Agriliance, LLC (Agriliance) is owned and governed by Land O’Lakes, Inc. (50%) and United Country Brands, LLC (50%). United Country Brands, LLC, was initially owned and governed 50% by us and 50% by Farmland Industries, Inc. (Farmland), and was formed solely to hold a 50% interest in Agriliance. Initially, our indirect share of earnings (economic interest) in Agriliance was 25%, which was the same as our ownership or governance interest. In April 2003, we acquired an additional 13.1% economic interest in the wholesale crop protection business of Agriliance (the “CPP Business”), which constituted only a part of the Agriliance business operations, for a cash payment of $34.3 million. After the transaction, the economic interests in Agriliance were owned 50% by Land O’Lakes, Inc., 25% plus an additional 13.1% of the CPP Business by us and 25% less 13.1% of the CPP Business by Farmland. The ownership or governance interests in Agriliance did not change with the purchase of this additional economic interest. Agriliance’s earnings were split among the members based upon the respective economic interests of each member. On April 30, 2004, we purchased all of Farmland’s remaining interest

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

in Agriliance for $27.5 million in cash. We account for this investment using the equity method of accounting.

        The following provides summarized unaudited financial information for our unconsolidated significant equity investments in Ventura Foods, LLC (50% equity ownership) and Agriliance, LLC, for the balance sheets as of November 30, 2004, August 31, 2004 and November 30, 2003 and statements of operations for the three-month period as indicated below.

Ventura Foods, LLC

	For the Three Months Ended

	November 30,	November 30,
	2004	2003

Net sales	$385,179	$344,119
Gross profit	47,966	52,908
Net income	19,846	23,616

	November 30,	August 31,	November 30,
	2004	2004	2003

Current assets	$303,735	$286,613	$192,103
Non-current assets	257,549	258,270	235,236
Current liabilities	142,003	171,269	216,754
Non-current liabilities	220,366	194,547	21,738

Agriliance, LLC

	For the Three Months Ended

	November 30,	November 30,
	2004	2003

Net sales	$598,162	$603,590
Gross profit	57,618	51,209
Net loss	(5,218)	(14,442)

	November 30,	August 31,	November 30,
	2004	2004	2003

Current assets	$1,545,675	$1,123,671	$1,396,015
Non-current assets	123,877	123,106	120,065
Current liabilities	1,306,759	878,814	1,274,986
Non-current liabilities	128,827	128,780	26,784

        During the three months ended November 30, 2004 we included a pretax impairment charge of $35.0 million in the consolidated statement of operations to reduce our value of our CF Industries, Inc. investment in our agronomy business segment.

Note 6.	Notes Payable and Long-term Debt

        On September 21, 2004, we entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million with an interest rate of 5.25%. The debt will be repaid in equal annual installments of $25.0 million during fiscal years 2011 through 2015. The proceeds were used to pay down our short-term debt.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 7.	Equities

        The following provides unaudited changes in equity for the three-month periods as indicated below:

	November 30,

	2004	2003

Balances, September 1, 2004 and 2003	$1,628,086	$1,481,711
Net income	17,996	50,739
Other comprehensive income	2,693	553
Equities retired	(227)	(1,268)
Equity retirements accrued 2004 and 2003	227	1,268
Equities issued in exchange for elevator properties		9,992
Preferred stock dividends	(2,113)	(1,874)
Preferred stock dividends accrued 2004 and 2003	1,409	1,249
Accrued dividends and equities payable 2005 and 2004	(23,909)	(26,549)
Other, net	31	313

Balances, November 30, 2004 and 2003	$1,624,193	$1,516,134

Note 8.	Comprehensive Income

        Total comprehensive income primarily consists of net income, additional minimum pension liability and cash flow hedges. For the three months ended November 30, 2004 and 2003, total comprehensive income amounted to $20.7 million and $51.3 million, respectively. Accumulated other comprehensive loss on November 30, 2004, August 31, 2004 and November 30, 2003 was $4.4 million, $7.1 million and $17.8 million, respectively.

Note 9.	Employee Benefit Plans

        Employee benefit information for the three months ended November 30, 2004 and 2003 is as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits

	2004	2003	2004	2003	2004	2003

Components of net periodic benefit cost for the three months ended November 30:
Service cost	$3,054	$2,887	$165	$150	$190	$189
Interest cost	4,536	4,301	219	206	401	439
Return on plan assets	(6,839)	(6,872)
Prior service cost amortization	198	211	128	132	(72)	(43)
Actuarial loss (gain) amortization	1,173	1,037	30	26	(21)	27
Transition amount amortization					51	234
Recognized net actuarial loss					184
Other adjustments				251

Net periodic benefit cost	$2,122	$1,564	$542	$765	$733	$846

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Employer contributions

        As of November 30, 2004, we expect to make no contribution to our pension plan during the year ended August 31, 2005.

Note 10.	Segment Reporting

        We operate five business segments, which are based on products and services; Agronomy, Energy, Country Operations and Services, Grain Marketing, and Processed Grains and Foods. The Agronomy segment consists of joint ventures and other investments, from which we derive investment income based upon the profitability of these investments. The Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. The Country Operations and Services segment derives its revenues through the origination and marketing of grain, through the retail sales of petroleum and agronomy products, and processed sunflowers, feed and farm supplies. The Country Operations and Services segment also derives revenues from service activities related to crop production. The Grain Marketing segment derives its revenues from the sale of grains and oilseeds and from service activities conducted at its export terminals. The Processed Grains and Foods segment derives its revenues from the sales of soybean meal and soybean refined oil, from equity income in two wheat milling joint ventures, from equity income in an oilseed food manufacturing and distribution joint venture, and from the sales of Mexican food products.

        Reconciling Amounts represent the elimination of sales between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual business segments.

        We assign certain corporate general and administrative expenses to our business segments, based on use of such services and allocate other services based on factors or considerations relevant to the costs incurred.

        Expenses that are incurred at the corporate level for the purpose of the general operation of our business are allocated to the segments based upon factors which management considers to be non-asymmetrical. Nevertheless, due to efficiencies in scale, cost allocations, and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

        Segment information for the three months ended November 30, 2004 and 2003 is as follows:

			Country		Processed
			Operations	Grain	Grains and		Reconciling
	Agronomy	Energy	and Services	Marketing	Foods	Other	Amounts	Total

For the Three Months Ended November 30, 2004
Net sales		$1,417,165	$476,628	$1,128,396	$159,733		$(244,674)	$2,937,248
Other revenues		2,689	28,012	11,865	919	$1,039		44,524

		1,419,854	504,640	1,140,261	160,652	1,039	(244,674)	2,981,772
Cost of goods sold		1,356,376	474,029	1,129,909	157,093		(244,674)	2,872,733
Marketing, general and administrative	$839	13,978	17,550	6,533	7,407	1,609		47,916

Operating (losses) earnings	(839)	49,500	13,061	3,819	(3,848)	(570)	—	61,123
Interest	(95)	3,172	3,540	1,397	3,884	(304)		11,594
Equity loss (income) from investments	631	(729)	(427)	(4,644)	(11,514)			(16,683)
Loss on impairment of investment	35,000							35,000
Minority interests		7,945	244					8,189

(Loss) income before income taxes	$(36,375)	$39,112	$9,704	$7,066	$3,782	$(266)	$—	$23,023

Intersegment sales		$(45,067)	$(199,050)	$(491)	$(66)		$244,674	$—

Goodwill		$3,041	$250		$23,605			$26,896

Capital expenditures		$53,477	$7,466	$1,039	$1,133	$741		$63,856

Depreciation and amortization		$14,737	$5,511	$1,911	$4,066	$893		$27,118

Total identifiable assets at November 30, 2004	$271,829	$1,638,657	$1,039,706	$433,665	$450,310	$342,731		$4,176,898

For the Three Months Ended November 30, 2003
Net sales		$916,040	$502,944	$1,205,217	$150,625		$(285,482)	$2,489,344
Other revenues		2,869	21,098	7,181	812	$1,073		33,033

		918,909	524,042	1,212,398	151,437	1,073	(285,482)	2,522,377
Cost of goods sold		859,948	496,489	1,203,596	142,162		(285,482)	2,416,713
Marketing, general and administrative	$1,314	14,566	15,151	6,189	7,209	1,407		45,836

Operating (losses) earnings	(1,314)	44,395	12,402	2,613	2,066	(334)	—	59,828
Gain on legal settlement			(287)					(287)
Interest	(83)	3,799	3,245	1,154	3,516	(91)		11,540
Equity loss (income) from investments	3,131	(296)	(25)	(1,975)	(14,542)			(13,707)
Minority interests		3,689	233					3,922

(Loss) income before income taxes	$(4,362)	$37,203	$9,236	$3,434	$13,092	$(243)	$—	$58,360

Intersegment sales		$(27,136)	$(247,981)	$(10,365)			$285,482	$—

Goodwill		$3,185	$262		$23,605			$27,052

Capital expenditures		$32,389	$8,633	$2,998	$7,861	$352		$52,233

Depreciation and amortization	$312	$14,413	$5,220	$2,277	$3,816	$777		$26,815

Total identifiable assets at November 30, 2003	$269,320	$1,386,239	$1,113,530	$597,638	$508,118	$281,438		$4,156,283

Note 11.	Commitments and Contingencies

Environmental

        We incur capital expenditures related to the Environmental Protection Agency low sulfur fuel regulations required by 2006. These expenditures were started in fiscal 2002, and are expected to be approximately $87.0 million for our Laurel, Montana refinery and $311.0 million for NCRA’s McPherson, Kansas, refinery, of which $66.5 million has been spent at the Laurel refinery and $156.3 million has been spent by NCRA at the McPherson refinery as of November 30, 2004. We expect all of these compliance capital expenditures at the refineries to be complete by December 31, 2005, and anticipate funding these projects with a combination of cash flows from operations and debt proceeds.

Guarantees

        We are a guarantor for lines of credit for related companies of which $32.1 million was outstanding as of November 30, 2004. Our bank covenants allow maximum guarantees of $150.0 million. In addition, our bank covenants allow for guarantees dedicated solely for NCRA in the amount of $125.0 million. All outstanding loans with respective creditors are current as of November 30, 2004.

        We adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires disclosures to be

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for obligations the guarantor has undertaken in issuing the guarantee.

        We make seasonal and term loans to member cooperatives, and our wholly-owned subsidiary, Fin-Ag, Inc., makes loans for agricultural purposes to individual producers. Some of these loans are sold to CoBank, and we guarantee a portion of the loans sold. In addition, we guarantee certain debt and obligations under contracts for our subsidiaries and members.

        Our obligations pursuant to our guarantees as of November 30, 2004 are as follows:

	Guarantee/	Exposure on
	Maximum	November 30,
Entities	Exposure	2004	Nature of Guarantee	Expiration Date	Triggering Event	Recourse Provisions

	(dollars in thousands)
Our financial services cooperative loans sold to CoBank	*	$6,002	10% of the obligations of borrowers (agri-cultural cooperatives) under credit agreements for loans sold	None stated, but may be terminated by either party upon 60 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower
Fin-Ag, Inc. agricultural loans sold to CoBank	*	20,486	15% of the obligations of borrowers under credit agreements for some of the loans sold, 50% of the obligations of borrowers for other loans sold, and 100% of the obligations of borrowers for the remaining loans sold	None stated, but may be terminated by either party upon 90 days prior notice in regard to future obligations	Credit agreement default	Subrogation against borrower
Horizon Milling, LLC	$5,000	—	Indemnification and reimbursement of 24% of damages related to Horizon Milling, LLC’s performance under a flour sales agreement	None stated, but may be terminated by any party upon 90 days prior notice in regard to future obligations	Nonperformance under flour sale agreement	Subrogation against Horizon Milling, LLC
TEMCO, LLC	$25,000	4,650	Obligations by TEMCO, LLC under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO, LLC
Third parties	*	1,000	Surety for, or indemnification of surety for sales contracts between affiliates and sellers of grain under deferred payment	None stated, but may be terminated by us at any time in regard to future obligations	Nonpayment	Subrogation against affiliates

		$32,138

*	Our bank covenants allow for guarantees of up to $150.0 million, but we are under no obligation to extend these guarantees. The maximum exposure on any given date is equal to the actual guarantees extended as of that date.

725,006 Shares

CHS Inc.

8% Cumulative Redeemable Preferred Stock

PROSPECTUS

January 28, 2005